Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 4, 2011 except as otherwise indicated)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	Other non-GAAP measures included in the Capital Resources and Management section of this Management’s Discussion and Analysis of Financial Condition include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(5)	References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three years are shown in the table that follows (Other revenue comprises animal nutrition revenue earned by Ridley Inc. (“Ridley”)).

	2010	2009	2008

Net premiums earned
Insurance – Canada (Northbridge)	996.6	969.2	1,076.1
– U.S. (Crum & Forster and Zenith National)	1,000.1	781.3	1,005.0
– Asia (Fairfax Asia)	155.0	116.0	84.6
Reinsurance – OdysseyRe	1,885.7	1,927.4	2,076.4
Reinsurance and Insurance – Other	536.0	628.1	269.6
Runoff	7.2	–	17.4

	4,580.6	4,422.0	4,529.1
Interest and dividends	762.4	712.7	626.4
Net gains on investments	188.5	944.5	2,570.7
Excess of fair value of net assets acquired over purchase price	83.1	–	–
Other revenue	549.1	556.4	99.4

	6,163.7	6,635.6	7,825.6

Revenue in 2010 decreased to $6,163.7 from $6,635.6 in 2009, principally as a result of the significant year-over-year decrease in net gains on investments and a decline in other revenue related to Ridley, partially offset by increased net premiums earned, the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price

FAIRFAX FINANCIAL HOLDINGS LIMITED

recorded by Runoff related to the acquisition of General Fidelity Insurance Company (“GFIC”) and increased interest and dividend income. The increase in net premiums earned by the insurance and reinsurance operations in 2010 of 3.4% to $4,573.4 from $4,422.0 in 2009 reflected the consolidation of net premiums earned by Zenith National Insurance Corp. (“Zenith National”) and increased net premiums earned by Fairfax Asia and Northbridge (increased in U.S. dollar terms, but decreased 6.8% in Canadian dollars), partially offset by declines in net premiums earned by Reinsurance and Insurance – Other (principally Advent and Polish Re), Crum & Forster and OdysseyRe.

Interest and dividend income increased in 2010 relative to 2009 (by $49.7, or 7.0%) with the increase primarily reflecting the consolidation of interest and dividends earned by Zenith National and GFIC. Consolidated interest and dividend income in 2010 increased 2.0% to $727.2 from $712.7 in 2009 (after excluding $29.8 and $5.4 of interest and dividends recorded by Zenith National and GFIC respectively in 2010) primarily as the result of the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps.

Net gains on investments decreased significantly in 2010 compared to 2009 (by $756.0, or 80.0%), principally reflecting net mark-to-market losses of $936.6 and $170.9 related to short equity and equity index total return swaps and U.S. state and municipal bonds respectively, partially offset by net gains primarily related to common stocks and corporate and other bonds. The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings, the majority of which are carried at fair value with mark-to-market gains and losses recorded in other comprehensive income (loss) until realized or impaired. The net pre-tax impact on total equity of the company’s equity hedging program was a decrease of $51.4 in 2010 as indicated in the tabular analysis under the heading of Market Price Fluctuations in note 20 to the consolidated financial statements. Net losses on U.S. state and municipal bonds were comprised primarily of net mark-to-market losses arising from an increase in interest rates during 2010 (most notably in the fourth quarter) and were more than offset by net gains on corporate and other bonds.

The global insurance and reinsurance industry continued to experience challenging market and economic conditions. Consolidated gross premiums written in 2010 included the gross premiums written by Zenith National and GFIC (which were not included in 2009). Gross premiums written increased 1.5% in 2010 compared to 2009, (after excluding gross premiums written by Zenith National ($192.3) and GFIC ($0.4 of gross premiums returned) in 2010), with increases at Fairfax Asia, Northbridge (increased in U.S. dollar terms, but decreased 5.7% in Canadian dollars) and Crum & Forster, partially offset by decreases at Reinsurance and Insurance – Other (primarily decreases at Advent (reflecting Advent’s greater reinsurance-to-close premiums in 2009), Group Re and Polish Re, partially offset by the inclusion of Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”) and OdysseyRe.

Net premiums written by the insurance and reinsurance operations in 2010 increased by 3.7% or $159.6 from $4,286.6 in 2009, and principally reflected the consolidation of Zenith National ($186.1). Net premiums written by Northbridge measured in U.S. dollars increased by 6.1% (decreased 3.8% measured in Canadian dollar terms) during 2010 as a result of continuing weakness in commercial lines market conditions and Northbridge companies’ pricing discipline which resulted in unprofitable business being let go, as well as the planned strategic exit from certain lines of business and business written in catastrophe exposed regions. Continued growth in Crum & Forster’s specialty lines (principally accident and health and certain specialty lines at its Seneca division), partially offset by decreased writings of standard commercial property and casualty lines as a result of challenging U.S. commercial lines market conditions, industry-wide pricing weakness in casualty lines that affected both new and renewal business and downward pricing pressure on commercial property lines caused by excess industry capacity and lower catastrophe losses, resulted in an overall increase in net premiums written of 2.4% in 2010. Net premiums written by Zenith National continued to be affected by the impact of the weak economy on the payrolls of its insured customers, as well as competition and rate levels. Net premiums written by OdysseyRe decreased by 2.1% during 2010 as the result of the continuation in 2010 of the broad competitive pressures in the global reinsurance and insurance markets in which the divisions of OdysseyRe compete and the selective exiting from certain programs where rates were considered to be inadequate, partially offset by selective growth in certain property catastrophe, surety and energy lines of business. OdysseyRe’s net premiums written in 2010 decreased in its U.S. Insurance division (14.2%), EuroAsia division (2.6%) and Americas division (0.9%), partially offset by increased net premiums written of 13.3% in the London Market division.

Revenue in 2009 decreased to $6,635.6 from $7,825.6 in 2008, principally as a result of decreased net gains on investments and a 2.4% decline in net premiums earned, partially offset by the inclusion of Polish Re and the entire year’s revenues of Advent, the increase in Other revenue relating to Ridley and a 13.8% increase in interest and dividends. The decline in net premiums earned in 2009 reflected declines at Northbridge ($106.9, or 9.9%), Crum & Forster ($223.7, or 22.3%) and OdysseyRe ($149.0, or 7.2%), partially offset by increases at Fairfax Asia ($31.4, or 37.1%) and as a result of the inclusion of Polish Re ($83.3) and the entire year’s premiums of Advent ($289.6, including $91.3 related to reinsurance-to-close premiums).

Interest and dividend income increased in 2009 relative to 2008 (by $86.3, or 13.8%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in 2009 compared to 2008 (tax advantaged bond holdings of $4,550.2 as at December 31, 2009 compared to $4,104.6 as at December 31, 2008). Decreased net gains on investments reflected increased net gains related to bonds and decreased other than temporary impairments, offset by decreased net gains related to equity and equity index total return swaps and credit default swaps.

Consolidated gross premiums written in 2009 rose 0.6% relative to the prior year, primarily due to the inclusion of Advent ($386.1, including $110.0 of reinsurance-to-close premiums in the first quarter) and Polish Re ($88.4). Overall declines in net written and net earned premiums in 2009 reflected the impact of economic and competitive conditions, including the foreign currency translation effects of U.S. dollar appreciation year-over-year relative to other currencies (average rates of exchange), and were partially offset by the inclusion of the net written and net earned premiums of Polish Re and of Advent for the entire year. Net premiums written by Northbridge measured in U.S. dollars decreased by 15.5% (9.6% measured in Canadian dollar terms) as a result of the impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market conditions and increased competition for new and renewal business. The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in net premiums written of 18.4% in 2009. OdysseyRe continued to experience broad competitive pressures during 2009 in the global reinsurance and insurance markets in which its divisions compete. Net premiums written declined 6.7% to $1,893.8 in 2009, with decreases in the London Market (17.0%), EuroAsia (6.4%), U.S. Insurance (4.9%) and the Americas divisions (3.9%). Net premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year strengthening of the U.S. dollar (average rates of exchange).

As presented in note 21 to the consolidated financial statements, on a geographic basis, United States, Canadian and International operations accounted for 48.5%, 25.6% and 25.9% respectively of net premiums earned in 2010 compared with 49.2%, 25.5% and 25.3% respectively in 2009 and 51.1%, 27.1% and 21.8% respectively in 2008.

Net premiums earned in 2010 compared with 2009 increased in International (6.2%), the United States (2.1%) and Canada (3.9% — measured in U.S. dollars). International net premiums earned in 2010 increased by $69.3, reflecting increases at Fairfax Asia (primarily as a result of increased motor, property and hull business activity) and OdysseyRe (primarily as a result of an increase of 16.4% in the London Market division, partially offset by a decrease of 4.1% in the EuroAsia division). Net premiums earned in the United States in 2010 increased by $45.2, reflecting the consolidation of net premiums earned by Zenith National, partially offset by decreased net premiums earned at Reinsurance and Insurance — Other (primarily at Advent reflecting lower reinsurance-to-close premiums received in 2010 compared to 2009) and the impact of the response of Crum & Forster to challenging U.S. insurance industry pricing conditions. The increase in Canadian net premiums earned from $1,128.4 in 2009 to $1,172.5 in 2010 was primarily attributable to increased net premiums earned at Northbridge of 5.2% measured in U.S. dollars (decreased 4.6% in Canadian dollar terms as a result of continuing weakness in commercial lines market conditions and Northbridge companies’ pricing discipline which resulted in unprofitable business being let go) and at OdysseyRe where business growth was reported across all lines, partially offset by decreased net premiums earned at Reinsurance and Insurance — Other.

Net premiums earned in 2009 compared with 2008 increased in International (13.4%) and declined in the United States (6.1%) and Canada (8.0% – measured in U.S. dollars). International net premiums earned in 2009 increased by $132.2, reflecting increases in Reinsurance and Insurance – Other primarily as a result of the inclusion of the net earned premiums of Polish Re and Advent for the entire year, partially offset by decreases at OdysseyRe ($86.7, representing decreases in the London Market and EuroAsia divisions). Net premiums earned in the United States in 2009 primarily included a $223.7 decrease at Crum & Forster, partially offset by a $153.5 increase in Reinsurance and

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance – Other as a result of the inclusion of the net earned premiums of Advent for the entire year. The decline in Canadian net premiums earned from $1,227.0 in 2008 to $1,128.4 in 2009 was primarily attributable to the impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market and increased competition for new and renewal business, and the weaker average Canadian dollar exchange rate relative to the U.S. dollar compared to 2008.

Other revenue in 2010 and 2009 of $549.1 and $556.4 respectively reflected the inclusion of the revenue of Ridley for the entire year compared to $99.4 in 2008, representing the revenue of Ridley since its consolidation in November 2008.

Net Earnings

The company’s sources of net earnings and combined ratios by business segment were as set out in the table that follows for the most recent three years. In August 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the outstanding shares of GFIC, a property and casualty insurance company based in the United States. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”). The operating results of GFIC and Syndicate 2112 since acquisition are included in the Runoff business segment. In May 2010, the company completed the acquisition of all of the outstanding shares of Zenith National, other than those common shares already owned by the company. The operating results of Zenith National since acquisition are included in the Insurance – U.S. business segment (formerly known as U.S. Insurance – Crum & Forster business segment prior to May 20, 2010). In March 2010, Fairfax Brasil, the company’s recently established wholly-owned insurance company, commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The operating results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010).

The 2009 results reflected the company’s 100% interest in Northbridge, 100% interest in OdysseyRe, 100% interest in Advent and include the results of operations of Polish Re. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re. The results for Polish Re are included in the Reinsurance and Insurance – Other business segment. In February 2009, the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax. In October 2009, the company completed the acquisition of the 36.5% of the outstanding common shares of Advent not already owned by Fairfax. During the latter part of 2009, the company completed the acquisition of the 27.4% of the outstanding common shares of OdysseyRe not already owned by Fairfax. The foregoing transactions are described in further detail in note 19 to the consolidated financial statements.

In September 2008 the company commenced consolidation of Advent following an increase in the company’s investment in Advent, and in November 2008 the company commenced consolidation of Ridley following the acquisition of a 67.9% interest in Ridley.

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from Ridley. In that table, interest and dividends and net gains on investments on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are included in Runoff and Corporate overhead and other as they relate to these segments.

	2010	2009	2008
			(1)(2)
Combined ratios
Insurance – Canada (Northbridge)	107.3%	105.9%	103.5%
– U.S. (Crum & Forster and Zenith National)	116.8%	104.1%	117.6%
– Asia (Fairfax Asia)	89.3%	82.6%	91.8%
Reinsurance – OdysseyRe	98.6%	96.7%	101.3%
Reinsurance and Insurance – Other	107.2%	98.1%	116.6%

Consolidated	105.2%	99.8%	106.2%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(72.4)	(57.1)	(37.9)
– U.S. (Crum & Forster and Zenith National)	(168.2)	(32.0)	(177.2)
– Asia (Fairfax Asia)	16.6	20.2	6.9
Reinsurance – OdysseyRe	25.8	64.3	(27.7)
Reinsurance and Insurance – Other	(38.4)	11.9	(45.0)

Underwriting profit (loss)	(236.6)	7.3	(280.9)
Interest and dividends – insurance and reinsurance	603.4	557.0	476.1

Operating income	366.8	564.3	195.2
Net gains on investments – insurance and reinsurance	215.4	668.0	1,381.8
Runoff	143.5	31.2	392.6
Other (animal nutrition)	10.3	12.4	1.4
Interest expense	(195.4)	(166.3)	(158.6)
Corporate overhead and other	(188.9)	96.0	631.9

Pre-tax income	351.7	1,205.6	2,444.3
Income taxes	119.5	(214.9)	(755.6)

Net earnings	471.2	990.7	1,688.7

Attributable to:
Shareholders of Fairfax	469.0	856.8	1,473.8
Non-controlling interests	2.2	133.9	214.9

	471.2	990.7	1,688.7

(1)	Excluding the impact in 2008 of Crum & Forster’s lawsuit settlement in the first quarter and Crum & Forster’s reinsurance commutation loss in the second quarter, the combined ratios in 2008 were 106.7% and 103.8% for Crum & Forster and Fairfax consolidated respectively.

(2)	Prior to giving effect to the above-mentioned items affecting Crum & Forster and catastrophe losses related to Hurricanes Ike and Gustav, the Fairfax consolidated combined ratio in 2008 was 96.5%.

In 2010, the insurance and reinsurance operations reported an underwriting loss of $236.6 compared to an underwriting profit of $7.3 in 2009. The combined ratio of those operations in 2010 was 105.2% compared to 99.8% in 2009, with Northbridge, U.S. Insurance, Fairfax Asia, OdysseyRe and Reinsurance and Insurance – Other producing combined ratios of 107.3%, 116.8%, 89.3%, 98.6% and 107.2% respectively. Catastrophe losses negatively impacted 2010 underwriting results by 7.3 combined ratio points ($331.4 net of reinstatement premiums) compared to 3.8 combined ratio points ($165.6 net of reinstatement premiums) in 2009. Catastrophe losses in 2010 principally related to the impact of the Chilean earthquake ($137.2 net of reinstatement premiums, 3.0 combined ratio points)

FAIRFAX FINANCIAL HOLDINGS LIMITED

which affected the underwriting results of OdysseyRe ($86.5 net of reinstatement premiums), Advent ($35.5 net of reinstatement premiums) and Group Re ($15.2 net of reinstatement premiums). The 2010 underwriting loss also included attritional catastrophe losses at OdysseyRe, Group Re and Advent, the impact of the New Zealand earthquake (0.4 of a combined ratio point, $19.9 net of reinstatement premiums), Windstorm Xynthia, the Eastern European floods and the Haitian earthquake and the impact of the Deepwater Horizon loss ($36.8 net of reinstatement premiums, 0.8 combined ratio points). Prior to giving effect to the impact of the Deepwater Horizon loss and the Chilean earthquake losses, the combined ratio of the insurance and reinsurance operations was 101.4% in 2010. Catastrophe losses negatively impacted 2009 underwriting results by 3.8 combined ratio points ($165.6 net of reinstatement premiums) related primarily to storm activity in Europe and severe weather in the U.S. Underwriting results in 2010 included the benefit of 0.3 of a combined ratio point ($11.5) of net favourable development of prior years’ reserves principally at Advent, Fairfax Asia, OdysseyRe and Northbridge, partially offset by net adverse development of prior years’ reserves at Zenith National, Crum & Forster and Group Re. Underwriting results in 2009 included the benefit of 0.6 of a combined ratio point ($26.3) of net favourable development of prior years’ reserves principally at Crum & Forster, Northbridge, OdysseyRe and Fairfax Asia, partially offset by net adverse development at Group Re and Advent.

In 2010, the company reported net earnings attributable to shareholders of Fairfax of $469.0 ($21.41 per share, $21.31 per diluted share) compared to $856.8 ($43.99 per share, $43.75 per diluted share) in 2009. The year-over-year decrease in net earnings primarily reflected decreased net gains on investments, the significant underwriting losses resulting from the Chilean earthquake, the Deepwater Horizon loss and other attritional catastrophes and increased interest expense, partially offset by the benefit attributable to the corporate income tax recovery in 2010, the reduction in earnings attributable to non-controlling interests following the privatization of Northbridge and OdysseyRe during 2009, the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC, increased interest and dividend income and the reduced Runoff operating loss. Net gains on investments in 2010 of $188.5 (2009 – $944.5; 2008 – $2,570.7) were comprised as follows:

	2010	2009	2008

Net gains (losses) on investments:
Common stocks	476.5	239.0	35.7
Equity derivatives	(755.9)	224.3	2,061.1
Bonds	573.9	937.9	218.9
Preferred stocks	(13.8)	26.6	3.0
Other derivatives	26.4	(147.2)	1,305.7
Partial disposition of investee company	77.9	–	–
Provisions for other than temporary impairments	(33.7)	(340.0)	(1,011.8)
Foreign currency	(178.2)	(17.6)	(45.4)
Other	15.4	21.5	3.5

	188.5	944.5	2,570.7

Net gains on investments in 2010 included net mark-to-market losses of $936.6 related to short equity and equity index total return swaps (included in equity derivatives in the table above) which were partially offset by net gains on long equity total return swaps and equity warrants. The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings, the majority of which are carried at fair value with mark-to-market gains and losses recorded in other comprehensive income (loss) until realized or impaired. At December 31, 2010, equity hedges represented approximately 88.8% of the company’s equity and equity-related holdings ($6,854.5). The net pre-tax impact on total equity of the company’s equity hedging program was a decrease of $51.4 in 2010 as indicated in the tabular analysis under the heading of Market Price Fluctuations in note 20 to the consolidated financial statements. The year ended 2010 also included net mark-to-market losses of $170.9 on U.S. state and municipal bonds included in bonds in the table above. These were comprised primarily of net mark-to-market losses arising from an increase in interest rates during 2010 (most notably in the fourth quarter) and were more than offset by net gains on corporate and other bonds.

Operating expenses in 2010, 2009 and 2008 in the consolidated statement of earnings included only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in 2010 included the operating expenses of Zenith National (which was not included in 2009 and

2008), Fairfax Brasil (which was not included in 2009 and 2008) and GFIC (which was not included in 2009 and 2008). The $21.0 increase in 2010 operating expenses compared to 2009 (after excluding $103.9 and $4.7 of operating expenses recorded by Zenith National and GFIC in 2010 respectively) related primarily to increased operating expenses at Northbridge (with the increase principally attributable to currency translation), OdysseyRe, Advent and the inclusion of the operating expenses of Fairfax Brasil, partially offset by decreased corporate overhead of Fairfax and subsidiary holding companies and decreased operating expenses at Crum & Forster and Runoff. Operating expenses in 2009 included the operating expenses of Advent (which was not included in the first eight months of 2008) and Polish Re (which was not included in 2008). The $25.8 decrease in 2009 operating expenses (after excluding the operating expenses for the first eight months of 2009 for Advent and for 2009 for Polish Re) related primarily to reduced corporate overhead expenses at Fairfax (primarily reflecting lower legal expense, partially offset by increased compensation expense) and decreased operating expenses at Northbridge, Crum & Forster and Runoff, partially offset by increased privatization-related corporate overhead expenses at OdysseyRe.

The insurance and reinsurance operations generated an underwriting profit of $7.3 and a combined ratio of 99.8% in 2009 compared to an underwriting loss of $280.9 and a combined ratio of 106.2% in 2008. Underwriting results in 2009 included the benefit of 0.6 of a combined ratio point ($26.3) of net favourable development of prior years’ reserves principally at Crum & Forster, Northbridge, OdysseyRe and Fairfax Asia, partially offset by net adverse development at Group Re and Advent. Underwriting results in 2008 included the impact of a reinsurance commutation in the second quarter by Crum & Forster ($84.2 pre-tax, representing 1.9 combined ratio points of adverse prior years’ reserve development) and the settlement of an asbestos-related lawsuit in the first quarter by Crum & Forster ($25.5 pre-tax, representing 0.6 of a combined ratio point of adverse prior years’ reserve development). Underwriting results in 2008 included the benefit of 0.3 of a combined ratio point ($14.2) of net favourable development of prior years’ reserve development, comprised of the 2.4 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, offset by 2.7 combined ratio points of otherwise net favourable reserve development primarily at Crum & Forster, Northbridge and OdysseyRe. Catastrophe losses, principally related to storm activity in Europe and severe weather in the U.S., contributed 3.8 combined ratio points ($165.6) to underwriting results in 2009, compared to the impact of 10.3 combined ratio points ($462.0) in 2008, primarily related to U.S. hurricanes, southern China snowstorms, European windstorms, Australian floods and the China earthquake.

Net earnings attributable to shareholders of Fairfax in 2009 were $856.8 ($43.99 per share, $43.75 per diluted share) compared to $1,473.8 ($80.38 per share, $79.53 per diluted share) in 2008. Net earnings in 2009 reflected improved underwriting profit as a result of reduced catastrophe losses in 2009 (after the significant U.S. hurricane losses in 2008), increased interest and dividend income and net gains on investments of $944.5 compared to net gains on investments of $2,570.7 in 2008.

The increase in common shareholders’ equity was primarily as a result of net earnings attributable to shareholders of Fairfax and the company’s first quarter equity issuance, partially offset by the net decrease in accumulated other comprehensive income (net decrease in unrealized gains on available for sale securities, partially offset by the net increase in foreign currency translation), and by dividends paid on common and preferred shares. Common shareholders’ equity at December 31, 2010 increased to $7,761.9 or $379.46 per basic share from $369.80 per basic share at December 31, 2009, representing an increase per basic share in 2010 of 2.6% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 5.3% adjusted to include that dividend).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment are set out in the tables that follow for the most recent three years. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains or losses on investments eliminates gains or losses on investment purchase and sale transactions within the consolidated group. Also included in corporate and other are net gains (losses) on investments arising on holding company cash, short term investments and marketable securities.

Year ended December 31, 2010

					Other
					Reinsurance			Other
			Fairfax		and	Ongoing		(animal		Corporate &
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Operations	Runoff	nutrition)	Intercompany	Other	Consolidated

Gross premiums written	1,299.9	1,078.3	353.2	2,167.3	628.0	5,526.7	2.8	–	(166.6)	–	5,362.9

Net premiums written	985.0	919.5	157.4	1,853.8	530.5	4,446.2	2.8	–	–	–	4,449.0

Net premiums earned	996.6	1,000.1	155.0	1,885.7	536.0	4,573.4	7.2	–	–	–	4,580.6

Underwriting profit (loss)	(72.4)	(168.2)	16.6	25.8	(38.4)	(236.6)	–	–	–	–	(236.6)
Interest and dividends	125.8	103.9	39.8	288.9	45.0	603.4	–	–	–	–	603.4

Operating income (loss) before:	53.4	(64.3)	56.4	314.7	6.6	366.8	–	–	–	–	366.8
Net gains (losses) on investments	55.7	122.5	(3.5)	(28.8)	72.9	218.8	98.7	–	(3.4)	–	314.1
Runoff(1)	–	–	–	–	–	–	44.8	–	–	–	44.8
Other (animal nutrition)	–	–	–	–	–	–	–	10.3	–	–	10.3
Interest expense	–	(30.7)	–	(30.5)	(4.5)	(65.7)	(3.2)	(0.6)	–	(125.9)	(195.4)
Corporate overhead and other	(15.4)	(7.7)	(2.4)	(31.3)	(3.1)	(59.9)	–	–	–	(129.0)	(188.9)

Pre-tax income (loss)	93.7	19.8	50.5	224.1	71.9	460.0	140.3	9.7	(3.4)	(254.9)	351.7
Income taxes											119.5

Net earnings											471.2

Attributable to:
Shareholders of Fairfax											469.0
Non-controlling interests											2.2

											471.2

(1)	Comprised of the $83.1 excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, partially offset by the Runoff operating loss of $38.3.

Year ended December 31, 2009

					Other
					Reinsurance			Other
			Fairfax		and	Ongoing		(animal		Corporate &
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Operations	Runoff	nutrition)	Intercompany	Other	Consolidated

Gross premiums written	1,250.5	863.8	285.8	2,195.0	688.3	5,283.4	1.1	–	(190.5)	–	5,094.0

Net premiums written	928.7	716.4	127.9	1,893.8	619.8	4,286.6	(0.5)	–	–	–	4,286.1

Net premiums earned	969.2	781.3	116.0	1,927.4	628.1	4,422.0	–	–	–	–	4,422.0

Underwriting profit (loss)	(57.1)	(32.0)	20.2	64.3	11.9	7.3	–	–	–	–	7.3
Interest and dividends	113.0	113.9	9.0	283.6	37.5	557.0	–	–	–	–	557.0

Operating income before:	55.9	81.9	29.2	347.9	49.4	564.3	–	–	–	–	564.3
Net gains (losses) on investments	94.4	229.1	17.8	353.6	(25.8)	669.1	129.2	–	(1.1)	–	797.2
Runoff	–	–	–	–	–	–	(98.0)	–	–	–	(98.0)
Other (animal nutrition)	–	–	–	–	–	–	–	12.4	–	–	12.4
Interest expense	–	(27.8)	–	(31.0)	(5.1)	(63.9)	–	(1.0)	–	(101.4)	(166.3)
Corporate overhead and other	(19.8)	(3.3)	(2.3)	(25.8)	(13.1)	(64.3)	–	–	–	160.3	96.0

Pre-tax income (loss)	130.5	279.9	44.7	644.7	5.4	1,105.2	31.2	11.4	(1.1)	58.9	1,205.6
Income taxes											(214.9)

Net earnings											990.7

Attributable to:
Shareholders of Fairfax											856.8
Non-controlling interests											133.9

											990.7

Year ended December 31, 2008

					Other
					Reinsurance			Other
			Fairfax		and	Ongoing		(animal		Corporate &
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Operations	Runoff	nutrition)	Intercompany	Other	Consolidated

Gross premiums written	1,452.1	1,019.6	227.0	2,294.5	245.8	5,239.0	12.6	–	(190.2)	–	5,061.4

Net premiums written	1,099.5	878.2	86.5	2,030.8	226.1	4,321.1	11.1	–	–	–	4,332.2

Net premiums earned	1,076.1	1,005.0	84.6	2,076.4	269.6	4,511.7	17.4	–	–	–	4,529.1

Underwriting profit (loss)	(37.9)	(177.2)	6.9	(27.7)	(45.0)	(280.9)	–	–	–	–	(280.9)
Interest and dividends	107.9	86.2	1.6	250.3	30.1	476.1	–	–	–	–	476.1

Operating income (loss) before:	70.0	(91.0)	8.5	222.6	(14.9)	195.2	–	–	–	–	195.2
Net gains (losses) on investments	25.7	605.7	3.0	740.1	28.1	1,402.6	499.8	–	(20.8)	–	1,881.6
Runoff	–	–	–	–	–	–	(107.2)	–	–	–	(107.2)
Other (animal nutrition)	–	–	–	–	–	–	–	1.4	–	–	1.4
Interest expense	–	(28.3)	–	(34.2)	(2.6)	(65.1)	–	(0.4)	–	(93.1)	(158.6)
Corporate overhead and other	(14.5)	(8.8)	(5.5)	(13.9)	(1.9)	(44.6)	–	–	–	676.5	631.9

Pre-tax income (loss)	81.2	477.6	6.0	914.6	8.7	1,488.1	392.6	1.0	(20.8)	583.4	2,444.3
Income taxes											(755.6)

Net earnings											1,688.7

Attributable to:
Shareholders of Fairfax											1,473.8
Non-controlling interests											214.9

											1,688.7

Segmented Balance Sheets

The company’s segmented balance sheets as at December 31, 2010 and 2009 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff, which excludes intercompany balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster (at December 31, 2009), Zenith National and OdysseyRe primarily due to differences between Canadian and US GAAP and from those published by Advent primarily due to differences between Canadian GAAP and IFRS as adopted by the European Union. The segmented balance sheets of Northbridge, Zenith National, OdysseyRe, Advent, Polish Re, Runoff and Other (Ridley) also include purchase price adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

(b)	Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s business segments. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums, are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re, reinsurance between OdysseyRe and the primary insurers, and reinsurance related to pre-acquisition reinsurance arrangements), which affects recoverable from reinsurers, provision for claims and unearned premiums. The $1,659.9 ($1,412.4 at December 31, 2009) Corporate and Other long term debt as at December 31, 2010 consisted primarily of Fairfax debt of $1,498.1 ($1,236.9 at December 31, 2009), other long term obligations consisting of TIG trust preferred securities of $9.1 ($9.1 at December 31, 2009) and purchase consideration payable of $158.6 ($164.4 at December 31, 2009) related to the TRG acquisition (see note 11 to the consolidated financial statements).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2010

					Other
					Reinsurance
			Fairfax		and	Operating		Other (animal	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Companies	Runoff	nutrition)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	36.6	13.5	–	39.9	–	90.0	–	–	1,450.7	1,540.7
Accounts receivable and other	377.7	347.4	87.1	669.0	172.3	1,653.5	108.4	38.3	2.1	1,802.3
Income taxes receivable	98.4	35.4	–	50.5	2.8	187.1	5.8	–	23.9	216.8
Recoverable from reinsurers	1,119.5	1,145.6	278.5	1,113.3	132.3	3,789.2	1,103.6	–	(899.0)	3,993.8
Portfolio investments	3,302.3	4,491.4	693.2	8,400.5	1,741.1	18,628.5	2,998.6	1.1	353.6	21,981.8
Deferred premium acquisition costs	125.0	53.9	16.1	136.3	25.7	357.0	–	–	–	357.0
Future income taxes	26.9	93.7	–	192.5	35.0	348.1	597.8	1.7	(433.2)	514.4
Premises and equipment	12.1	48.0	7.7	8.0	5.8	81.6	1.3	85.2	29.5	197.6
Goodwill and intangible assets	233.7	511.1	5.5	156.0	18.4	924.7	–	21.9	2.5	949.1
Due from affiliates	235.5	–	1.7	192.5	0.1	429.8	17.7	–	(447.5)	–
Other assets	41.4	38.5	–	30.7	1.8	112.4	27.8	50.8	(6.3)	184.7
Investments in Fairfax affiliates	34.8	133.9	–	227.6	72.9	469.2	240.6	–	(709.8)	–

Total assets	5,643.9	6,912.4	1,089.8	11,216.8	2,208.2	27,071.1	5,101.6	199.0	(633.5)	31,738.2

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	2.2	–	2.2
Accounts payable and accrued liabilities	205.4	183.1	148.6	345.2	71.5	953.8	157.2	48.1	110.5	1,269.6
Income taxes payable	–	–	8.6	20.9	0.4	29.9	2.0	0.3	(6.8)	25.4
Short sale and derivative obligations	41.5	4.1	10.1	99.8	–	155.5	–	0.2	61.2	216.9
Due to affiliates	–	3.9	–	–	0.5	4.4	–	–	(4.4)	–
Funds withheld payable to reinsurers	37.8	266.1	37.9	43.9	–	385.7	19.7	–	(42.2)	363.2
Provision for claims	2,936.5	3,699.7	347.6	5,809.7	1,126.0	13,919.5	3,137.2	–	(786.4)	16,270.3
Unearned premiums	718.7	457.5	137.2	662.8	217.2	2,193.4	27.0	–	(99.5)	2,120.9
Future income taxes	1.2	8.4	2.6	–	0.3	12.5	–	22.4	(34.9)	–
Long term debt	–	344.8	–	485.2	93.0	923.0	143.8	0.6	1,659.9	2,727.3

Total liabilities	3,941.1	4,967.6	692.6	7,467.5	1,508.9	18,577.7	3,486.9	73.8	857.4	22,995.8

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,702.8	1,944.8	392.4	3,749.3	699.3	8,488.6	1,614.7	125.2	(1,531.9)	8,696.6
Non-controlling interests	–	–	4.8	–	–	4.8	–	–	41.0	45.8

Total equity	1,702.8	1,944.8	397.2	3,749.3	699.3	8,493.4	1,614.7	125.2	(1,490.9)	8,742.4

Total liabilities and total equity	5,643.9	6,912.4	1,089.8	11,216.8	2,208.2	27,071.1	5,101.6	199.0	(633.5)	31,738.2

Capital
Debt	–	344.8	–	485.2	93.0	923.0	143.8	0.6	1,659.9	2,727.3
Non-controlling interests	–	–	4.8	–	–	4.8	–	41.0	–	45.8
Investments in Fairfax affiliates	34.8	133.9	–	227.6	72.9	469.2	240.6	–	(709.8)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,668.0	1,810.9	392.4	3,521.7	626.4	8,019.4	1,374.1	84.2	(781.1)	8,696.6

Total capital	1,702.8	2,289.6	397.2	4,234.5	792.3	9,416.4	1,758.5	125.8	169.0	11,469.7

% of total capital	14.8%	20.0%	3.5%	36.9%	6.9%	82.1%	15.3%	1.1%	1.5%	100.0%

Segmented Balance Sheet as at December 31, 2009

					Other
					Reinsurance
			Fairfax		and	Operating		Other (animal	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Companies	Runoff	nutrition)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	27.4	2.5	–	83.0	–	112.9	–	–	1,138.7	1,251.6
Accounts receivable and other	377.3	206.2	54.6	733.9	153.4	1,525.4	229.2	39.1	11.3	1,805.0
Income taxes receivable	18.1	–	–	–	5.2	23.3	–	0.1	27.0	50.4
Recoverable from reinsurers	1,130.5	927.3	170.3	1,025.0	88.9	3,342.0	1,378.0	–	(901.4)	3,818.6
Portfolio investments	3,186.6	3,639.1	554.4	8,433.8	1,602.2	17,416.1	2,413.8	1.6	247.1	20,078.6
Deferred premium acquisition costs	122.4	50.1	13.5	161.8	24.2	372.0	–	–	–	372.0
Future income taxes	18.4	72.8	–	93.4	29.9	214.5	552.7	1.0	(449.5)	318.7
Premises and equipment	12.1	6.9	7.5	11.5	2.0	40.0	1.4	87.3	39.9	168.6
Goodwill and intangible assets	219.8	20.9	5.5	152.4	18.7	417.3	–	21.9	(0.4)	438.8
Due from affiliates	78.7	–	1.8	–	9.2	89.7	4.8	–	(94.5)	–
Other assets	10.9	13.8	–	33.2	1.2	59.1	25.1	54.1	11.4	149.7
Investments in Fairfax affiliates	33.0	104.5	–	138.5	69.1	345.1	309.6	–	(654.7)	–

Total assets	5,235.2	5,044.1	807.6	10,866.5	2,004.0	23,957.4	4,914.6	205.1	(625.1)	28,452.0

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	12.1	–	12.1
Accounts payable and accrued liabilities	166.2	152.2	105.1	434.4	25.9	883.8	177.2	45.5	131.6	1,238.1
Income taxes payable	10.0	11.1	7.5	31.5	–	60.1	1.2	0.1	9.5	70.9
Short sale and derivative obligations	–	–	–	40.8	–	40.8	7.2	0.3	8.9	57.2
Due to affiliates	–	1.5	–	13.0	0.3	14.8	–	–	(14.8)	–
Funds withheld payable to reinsurers	30.6	248.2	25.0	43.8	21.2	368.8	21.3	–	(35.2)	354.9
Provision for claims	2,802.2	2,672.4	218.0	5,507.8	1,090.8	12,291.2	3,265.7	–	(790.2)	14,766.7
Unearned premiums	713.8	297.8	116.6	691.2	196.2	2,015.6	–	–	(101.8)	1,913.8
Future income taxes	1.7	–	3.6	–	2.0	7.3	–	22.8	(30.1)	–
Long term debt	–	307.5	–	487.0	94.2	888.7	–	0.6	1,412.4	2,301.7

Total liabilities	3,724.5	3,690.7	475.8	7,249.5	1,430.6	16,571.1	3,472.6	81.4	590.3	20,715.4

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,510.7	1,353.4	327.8	3,617.0	573.4	7,382.3	1,442.0	123.7	(1,329.0)	7,619.0
Non-controlling interests	–	–	4.0	–	–	4.0	–	–	113.6	117.6

Total equity	1,510.7	1,353.4	331.8	3,617.0	573.4	7,386.3	1,442.0	123.7	(1,215.4)	7,736.6

Total liabilities and total equity	5,235.2	5,044.1	807.6	10,866.5	2,004.0	23,957.4	4,914.6	205.1	(625.1)	28,452.0

Capital
Debt	–	307.5	–	487.0	94.2	888.7	–	0.6	1,412.4	2,301.7
Non-controlling interests	–	–	4.0	69.1	–	73.1	–	44.5	–	117.6
Investments in Fairfax affiliates	33.0	104.5	–	138.5	69.1	345.1	309.6	–	(654.7)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,477.7	1,248.9	327.8	3,409.4	504.3	6,968.1	1,132.4	79.2	(560.7)	7,619.0

Total capital	1,510.7	1,660.9	331.8	4,104.0	667.6	8,275.0	1,442.0	124.3	197.0	10,038.3

% of total capital	15.0%	16.6%	3.3%	40.9%	6.6%	82.4%	14.4%	1.2%	2.0%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Holding company cash, short term investments and marketable securities increased to $1,540.7 at December 31, 2010 from $1,251.6 at the end of 2009. Significant cash movements at the Fairfax holding company level during 2010 included the following inflows – the receipt of $286.0 (Cdn$290.8) of net proceeds on the issuance of Series I preferred shares, the receipt of $233.8 (Cdn$242.2) of net proceeds on the issuance of Series G preferred shares, the receipt of $181.4 (Cdn$193.5) of net proceeds on the issuance of Series E preferred shares, the receipt of $199.8 of net proceeds on the issuance of subordinate voting shares, the receipt of $267.1 (Cdn$272.5) of net proceeds on the issuance of 7.25% unsecured notes due 2020, taxes recovered of $168.6 and the receipt of $745.6 of dividends (comprised of a $136.0 ordinary and a $350.0 extraordinary dividend received from Crum & Forster and a $259.6 dividend received from Zenith National subsequent to its acquisition by the company) and the following outflows – the payment of $1.3 billion in respect of the company’s acquisition of Zenith National, the acquisition of 41.3% of Gulf Insurance for $217.1 and the payment of $232.2 of common and preferred share dividends. The carrying values of holding company short term investments and marketable securities vary with changes in the fair value of those securities.

Cash inflows of the holding company in 2009 included the receipt of $983.0 of net proceeds on the issuance of subordinate voting shares in the third quarter, the receipt of $358.6 of net proceeds on the issuance of unsecured senior notes in the third quarter, the receipt of $225.0 (Cdn$242.2) of net proceeds on the issuance of Series C preferred shares in the fourth quarter, and the receipt of $115.4 in cash dividends from subsidiaries during the year. Holding company cash, short term investments and marketable securities was further increased by $313.3 of investment income (including net investment gains recorded in net earnings and in other comprehensive income). Cash outflows of the holding company in 2009 included the payment of $1.0 billion in respect of the company’s privatization of OdysseyRe in the fourth quarter (as described in note 19 to the consolidated financial statements), the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge in the first quarter (as described in note 19 to the consolidated financial statements), the payment of $143.8 in the fourth quarter to redeem Series A and B preferred shares, the payment of $157.5 in corporate income taxes during the year, the payment of $151.3 of common and preferred share dividends during the year, the $135.7 of cash used to repurchase the company’s common shares during the year, the investment of $66.4 to acquire a 15.0% equity interest in Alltrust Insurance Company of China Ltd. (“Alltrust”) in the third quarter, the $57.0 cash consideration paid in the first quarter to acquire Polish Re (as described in note 19 to the consolidated financial statements), the additional investment of $49.0 in Cunningham Lindsey Group Limited in the first quarter (in conjunction with that company’s acquisition of the international business of GAB Robins), the investment of $39.9 during the year in the start-up insurance operations of Fairfax Brasil, the repayment of $12.8 at maturity in the first quarter of the company’s 6.15% secured loan, and the holding company’s share of $12.3 in the third quarter privatization of Advent (as described in note 19 to the consolidated financial statements).

Accounts receivable and other decreased to $1,802.3 at December 31, 2010 from $1,805.0 at the end of 2009, with the decrease principally reflecting the collection of $99.0 in 2010 related to reinsurance commutations in Runoff completed during the third and fourth quarters of 2009 (as described in note 8 to the consolidated financial statements) and the effect of the decline in operating activity, partially offset by the acquisitions of Zenith National and GFIC.

Recoverable from reinsurers increased by $175.2 to $3,993.8 at December 31, 2010 from $3,818.6 at December 31, 2009, with the increase related primarily to the acquisition of Zenith National and GFIC, the effects of losses ceded to reinsurers related to the Chilean earthquake (principally by OdysseyRe) and business growth at Fairfax Asia, partially offset by continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

Income taxes receivable increased by $166.4 to $216.8 during 2010, as tax instalments paid exceeded estimated tax liabilities for the year and tax losses enabled certain entities to recover taxes paid in prior years.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at December 31, 2010, the latter primarily included the company’s investments in ICICI Lombard, Gulf Insurance, Cunningham Lindsey Group and other partnerships and trusts), the aggregate carrying value of which was $21,981.8 at December 31, 2010 ($21,831.4 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2009 of $20,078.6 ($20,030.3 net of subsidiary short sale and derivative obligations). The net $1,801.1 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at December 31, 2010 compared to December 31, 2009 primarily reflected the consolidation of the investment portfolios of Zenith National and GFIC ($1.6 billion and $604.9 respectively at December 31, 2010), increased net unrealized gains on common stocks and the favourable impact of foreign currency translation, partially offset by increased unrealized losses on the company’s equity hedges, U.S. state and municipal fixed income securities and U.S. treasury securities and subsidiary uses of cash, funded by subsidiary portfolio investments, that included $351.2 of subsidiary corporate income tax payments and the payment of dividends to Fairfax. Major movements in portfolio investments in 2010 included increases of $269.1 in subsidiary cash and short term investments and an $829.9 increase in bonds, partially offset by a $763.7 decrease in common stocks. Investments, at equity, increased $282.0 (principally as the result of the acquisition of a 41.3% interest in Gulf Insurance) and derivatives and other invested assets increased $436.7 (principally related to the purchase of additional CPI-linked derivatives and increased mark-to-market gains on equity warrants and appreciation of CPI-linked derivatives).

Future income taxes represent amounts expected to be recovered in future years. The future income tax asset increased by $195.7 to $514.4 during 2010, with the change primarily attributable to increases in unrealized losses on investments held for trading, increases in foreign tax credits in the U.S. and the consolidation of the future income tax asset of GFIC, partially offset by the consolidation of the future income tax liability of Zenith National.

At December 31, 2010 the future income tax asset of $514.4 consisted of $179.3 related to operating and capital losses and $462.1 of temporary differences (which primarily represent income and expenses recorded in the consolidated financial statements but not yet included or deducted for income tax purposes), partially offset by a valuation allowance of $127.0. The tax-effected operating and capital losses (before valuation allowance) relate to losses in Canada of $24.6 (primarily related to the former Cunningham Lindsey companies and the Canadian holding company), losses in the U.S. of $22.8 (primarily related to the former Cunningham Lindsey companies in the U.S.) and losses of $131.9 in Europe. Management expects that the recorded future income tax asset will be realized in the normal course of operations. References to the former Cunningham Lindsey companies in Canada and in the U.S. are to certain companies which were retained by Fairfax following the disposition of its controlling interest in the operating companies of Cunningham Lindsey Group Inc. in 2007.

As at December 31, 2010, management has recorded a valuation allowance against operating and capital losses and certain temporary differences of $127.0, of which $12.7 related to losses in Canada, $94.5 related to all of the losses carried forward and temporary differences in Europe (excluding Advent) and $19.8 related to losses and tax credits in the U.S. The valuation allowances in Canada and in the U.S. relate primarily to the former Cunningham Lindsey companies. There were no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies.

In determining the need for a valuation allowance, management primarily considers current and expected profitability of the companies. Management reviews the recoverability of the future income tax asset and the valuation allowance on a quarterly basis. The net temporary differences principally relate to insurance-related balances such as claims, unearned premiums and deferred premium acquisition costs, foreign tax credits at OdysseyRe, intangibles assets which arose on the privatization and acquisition transactions in 2009 and 2010 and investment-related balances such as realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Goodwill and intangible assets increased to $949.1 at December 31, 2010 from $438.8 at December 31, 2009. The $510.3 increase in goodwill and intangible assets in 2010 resulted from the Zenith National acquisition as described in note 19 to the consolidated financial statements, and foreign currency translation amounts related to the Northbridge and Polish Re goodwill and intangible assets. Consolidated goodwill of $572.1 ($249.3 at December 31, 2009) and intangible assets of $377.0 ($189.5 at December 31, 2009) (principally related to the value of customer and broker relationships and brand names) are comprised primarily of amounts arising on the acquisition of Zenith National during 2010, and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2010 and it was concluded that no impairment had occurred. The intended use, expected life and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The customer and broker relationships intangible assets are being amortized to net earnings over periods ranging from 8 to 20 years.

Provision for claims increased to $16,270.3 at December 31, 2010 from $14,766.7 at December 31, 2009. The net $1,503.6 increase related primarily to the acquisition of Zenith National and GFIC, the effects of the significant catastrophe losses incurred by OdysseyRe, Advent and Group Re in the first quarter of 2010, large losses incurred in the second quarter of 2010 related to the Deepwater Horizon losses (principally at OdysseyRe and Advent) and business growth at Fairfax Asia, partially offset by continued progress by Runoff and reduced underwriting activity at

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster as a result of the weak economic conditions, the softening underwriting cycle and competitive market conditions. Additional disclosure on the company’s claims reserves, on a consolidated basis and by operating segment, is found in the section entitled “Provision for Claims”.

Non-controlling interests declined in 2010 by $71.8 to $45.8 from $117.6 at December 31, 2009, with the decrease primarily attributable to the redemption by OdysseyRe of its outstanding Series A and Series B preferred shares not owned by it or other subsidiaries of the company, as described in note 12 to the consolidated financial statements. Prior to being called for redemption, OdysseyRe’s Series A and Series B preferred shares were classified as non-controlling interests in the consolidated balance sheets of the company. The non-controlling interests balance remaining at December 31, 2010 primarily relates to Ridley.

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations by segment for the most recent three years.

Canadian Insurance – Northbridge(1)

	2010	2009	2008

Underwriting profit (loss)	(72.4)	(57.1)	(37.9)

Combined ratio
Loss & LAE	74.8%	75.7%	75.2%
Commissions	12.0%	11.8%	10.7%
Underwriting expense	20.5%	18.4%	17.6%

	107.3%	105.9%	103.5%

Gross premiums written	1,299.9	1,250.5	1,452.1

Net premiums written	985.0	928.7	1,099.5

Net premiums earned	996.6	969.2	1,076.1

Underwriting profit (loss)	(72.4)	(57.1)	(37.9)
Interest and dividends	125.8	113.0	107.9

Operating income	53.4	55.9	70.0
Net gains on investments	55.7	94.4	25.7

Pre-tax income before interest and other	109.1	150.3	95.7

Net earnings	80.7	91.8	45.7

(1)	These results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments recorded by Fairfax related to the privatization of Northbridge. Excluding these purchase price adjustments, Northbridge’s 2010 and 2009 underwriting loss and combined ratio were $66.4 and $51.7, and 106.7% and 105.3% respectively.

The 2010 fiscal year produced an underwriting loss of $72.4 and a combined ratio of 107.3% compared to an underwriting loss of $57.1 and a combined ratio of 105.9% in 2009. Northbridge’s 2010 underwriting results were impacted by continuing weakness in commercial lines market conditions and Northbridge companies’ pricing discipline which resulted in unprofitable business being let go, as well as the planned strategic exit from certain lines of business and business written in catastrophe exposed regions. The combination of these factors resulted in a 6.8% decline in net premiums earned and upward pressure on the expense ratio in Canadian dollar terms. The underwriting expense ratios of 20.5% in 2010, compared to 18.4% in 2009 were impacted by lower net premiums earned and severance costs incurred in 2010. Underwriting results in 2010 included 2.1 combined ratio points ($21.0) of catastrophe losses primarily related to the effects of the Ontario tornado, flooding in the south and central United States, the hailstorms in Western Canada and the effects of Hurricane Igor. Catastrophe losses, primarily related to wind and flood activity, added 1.3 combined ratio points ($13.1) to 2009 underwriting results. The 2010 underwriting results included

0.1 of a combined ratio point ($1.2) of net favourable development principally attributable to net favourable development across most lines of coverage and accident years, partially offset by adverse development principally attributable to pre-1990 liability claims reserves in the small-to-medium account segment, increased claims reserves on certain discontinued programs and increased provisions for uncollectible reinsurance recoverables. Underwriting results in 2009 included 1.5 combined ratio points ($14.1) of net favourable development of prior years’ reserves, principally attributable to net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and across most lines and accident years in its small-to-medium account segment, partially offset by adverse development of pre-2003 casualty and commercial auto liability claims and the impact on loss reserves of the imposition of an additional sales tax in certain Canadian provinces.

Underwriting results in 2009 deteriorated relative to 2008 results, with an underwriting loss of $57.1 and a combined ratio of 105.9% compared to an underwriting loss of $37.9 and a combined ratio of 103.5% in 2008. Underwriting results in 2008 included net losses of $25.2 related to Hurricane Ike. Northbridge’s 2009 underwriting results generally reflected the continuing weakness in commercial lines pricing and market conditions and the impact of economic conditions on Northbridge’s insured customers, and specifically included the impact of several large incurred losses in its small-to-medium account and trucking segments. Northbridge’s 2009 combined ratio was adversely affected, with a year-over-year increase in its underwriting expense ratio to 18.4% in 2009 from 17.6% in 2008, as a result of a 3.6% decline in net premiums earned and a 2.1% increase in general operating expenses in Canadian dollar terms. Underwriting results in 2009 included 1.5 combined ratio points ($14.1) of net favourable development of prior years’ reserves, principally attributable to net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and across most lines and accident years in its small-to-medium account segment, partially offset by adverse development of pre-2003 casualty and commercial auto liability claims and the impact on loss reserves of the imposition of an additional sales tax in certain Canadian provinces. Underwriting results in 2008 included 5.9 combined ratio points ($63.3) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business for the most recent accident years. Catastrophe losses, primarily related to wind and flood activity, added 1.3 combined ratio points ($13.1) in 2009 compared to 3.4 combined ratio points ($36.2, including $25.2 related to Hurricane Ike) in 2008.

The impact of underwriting actions undertaken by Northbridge including selective exiting from certain programs and reductions in catastrophe-exposed regions, and challenging industry and economic conditions, including increased competition for new and renewal business, partially offset by rate increases on renewal business, contributed to a 5.7% decline in gross premiums written during 2010 in Canadian dollar terms compared to 2009. Net premiums written decreased by 3.8% in 2010 in Canadian dollar terms compared to 2009. The impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market conditions and increased competition for new and renewal business contributed to a decline in gross premiums written during 2009 in Canadian dollar terms of 7.8% compared to 2008. Net premiums written decreased by 9.6% in 2009 in Canadian dollar terms compared to 2008.

Net gains on investments in 2010 of $55.7 (compared to net gains of $94.4 in 2009) included $181.9 of net gains on bonds (including $7.0 of net mark-to-market gains on U.S. state and municipal bonds) and $4.1 of net gains on preferred stocks, partially offset by $75.3 of net losses on common stocks and equity derivatives (including $129.6 of net mark-to-market losses related to the company’s equity hedges), $42.9 of net losses related to foreign currency and $5.3 of net losses related to CPI-linked and other derivatives. Net gains on investments of $94.4 in 2009 included $142.2 of net gains on bonds, $28.9 of net gains on common stocks and equity derivatives and $8.9 of net gains on preferred stocks, partially offset by $54.1 of other than temporary impairments recorded principally on common stocks and bonds and $33.1 of net losses related to foreign currency. A year-over-year decrease in net investment gains and the decline in underwriting results, partially offset by increased interest and dividends (primarily related to the effects of foreign currency translation) produced pre-tax income before interest and other of $109.1 in 2010, compared to a pre-tax income before interest and other of $150.3 in 2009.

Net gains on investments of $25.7 in 2008 (included $250.2 of net gains on common stocks and equity derivatives, $132.7 of net gains related to credit default swaps and $26.8 of net gains related to foreign currency, partially offset by $279.0 of other than temporary impairments recorded on common stocks and bonds and $104.9 of net losses on bonds). The impact of increased net gains on investments and interest and dividends, partially offset by the

FAIRFAX FINANCIAL HOLDINGS LIMITED

deterioration in underwriting results, contributed to increased pre-tax income before interest and other of $150.3 in 2009, compared to pre-tax income before interest and other of $95.7 in 2008.

Northbridge’s cash resources in 2010 increased by $12.1 compared to a decrease of $75.6 in 2009. Net cash used in operating activities in 2010 of $178.1 compared to $80.6 of net cash used in operating activities in 2009, with the year-over-year change primarily attributable to higher income tax payments and lower premiums collected, partially offset by lower non-claims expense payments.

Northbridge’s cash resources decreased by $75.6 in 2009, compared to a decline of $230.1 in 2008. Cash used in operating activities in 2009 was $80.6 compared to cash provided by operating activities of $144.0 in 2008, with the change primarily due to reduced underwriting cash flows.

Northbridge’s average annual return on average equity over the past 25 years since inception in 1985 was 15.3% at December 31, 2010 (15.7% at December 31, 2009) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2010 and 2009.

	2010	2009

Assets
Holding company cash, short term investments and marketable securities	36.6	27.4
Accounts receivable and other	377.7	377.3
Income taxes receivable	98.4	18.1
Recoverable from reinsurers	1,119.5	1,130.5
Portfolio investments	3,302.3	3,186.6
Deferred premium acquisition costs	125.0	122.4
Future income taxes	26.9	18.4
Premises and equipment	12.1	12.1
Goodwill and intangible assets	233.7	219.8
Due from affiliates	235.5	78.7
Other assets	41.4	10.9
Investment in Fairfax affiliates	34.8	33.0

Total assets	5,643.9	5,235.2

Liabilities
Accounts payable and accrued liabilities	205.4	166.2
Income taxes payable	–	10.0
Short sales and derivative obligations	41.5	–
Funds withheld payable to reinsurers	37.8	30.6
Provision for claims	2,936.5	2,802.2
Unearned premiums	718.7	713.8
Future income taxes	1.2	1.7

Total liabilities	3,941.1	3,724.5

Total equity	1,702.8	1,510.7

Total liabilities and total equity	5,643.9	5,235.2

Northbridge’s balance sheet in U.S. dollars (including Fairfax-level purchase price adjustments) as at December 31, 2010 compared to December 31, 2009 reflected the currency translation effect of the appreciation of the Canadian dollar relative to the U.S. dollar in 2010 (2010 year-end exchange rate of 1.0064 compared to 0.9539 at the end of 2009). Notable year-over-year changes in balance sheet accounts included portfolio investments, which increased in 2010 relative to 2009 as a result of the effect of foreign currency translation (portfolio investments in Canadian dollars declined slightly year-over-year), due from affiliates which increased in 2010 relative to 2009 as a result of increased intercompany loans from Northbridge to Fairfax and provision for claims which increased in 2010 relative to 2009 as a result of the effect of foreign currency translation (provision for claims in Canadian dollars decreased slightly year-over-year). The decrease in provision for claims (in Canadian dollars) at the end of 2010 compared to 2009, primarily related to the timing of claims payments and a decrease in incurred losses which followed reduced year-over-year business volumes as Northbridge let unprofitable business go in response to declining insurance pricing in the Canadian market. Although there was only a marginal decrease in reinsurance recoverables in U.S. dollar terms in 2010 compared to 2009, in Canadian dollars the decrease in reinsurance recoverables was more significant and primarily reflected the receipt of amounts owing from reinsurers combined with reduced ceded premiums as a result of Northbridge’s response to the challenging industry pricing conditions noted above. Total equity increased by $192.1, reflecting the effects of the growth in accumulated other comprehensive income (primarily as a result of unrealized foreign currency translation gains due to the appreciation of the Canadian dollar relative to the U.S. dollar and modest net unrealized appreciation of available for sale securities) and net earnings of $80.7. Excluding purchase accounting adjustments which arose on the privatization of Northbridge (principally related to goodwill and intangible assets), Northbridge’s total equity was $1,525.8 at December 2010 ($1,343.3 at December 31, 2009).

Northbridge’s investment in Fairfax affiliates as at December 31, 2010 consisted of:

Affiliate	% interest

Ridley	31.8

U.S. Insurance

	2010			2009	2008
	Crum &	Zenith		Crum &	Crum &
	Forster	National(1)	Total	Forster(1)	Forster(1)

Underwriting profit (loss)	(66.5)	(101.7)	(168.2)	(32.0)	(177.2)

Combined ratio
Loss & LAE	74.3%	89.2%	78.3%	69.2%	85.8%
Commissions	12.1%	9.9%	11.5%	11.8%	12.0%
Underwriting expense	22.7%	38.7%	27.0%	23.1%	19.8%

	109.1%	137.8%	116.8%	104.1%	117.6%

Gross premiums written	886.0	192.3	1,078.3	863.8	1,019.6

Net premiums written	733.4	186.1	919.5	716.4	878.2

Net premiums earned	731.2	268.9	1,000.1	781.3	1,005.0

Underwriting profit (loss)	(66.5)	(101.7)	(168.2)	(32.0)	(177.2)
Interest and dividends	74.1	29.8	103.9	113.9	86.2

Operating income (loss)	7.6	(71.9)	(64.3)	81.9	(91.0)
Net gains on investments	92.4	30.1	122.5	229.1	605.7

Pre-tax income (loss) before interest and other	100.0	(41.8)	58.2	311.0	514.7

Net earnings (loss)	64.2	(24.0)	40.2	212.7	315.1

(1)	These results differ from those published by Crum & Forster Holdings Corp. and Zenith National, primarily due to differences between Canadian and US GAAP and purchase accounting adjustments recorded by Fairfax related to the acquisition of Zenith National.

On May 20, 2010, the company commenced consolidating the assets, liabilities and results of operations of Zenith National following the completion of the acquisition of all of the outstanding common shares of Zenith National other than those common shares already owned by the company, as described in note 19 to the consolidated financial statements. Zenith National is engaged through its wholly-owned insurance subsidiaries (primarily Zenith Insurance Company) in the workers’ compensation insurance business across the United States. The operating results of Zenith National since acquisition are included in the U.S. Insurance business segment (formerly known as the U.S. Insurance – Crum & Forster business segment prior to May 20, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster

Crum & Forster’s reported underwriting loss of $66.5 and combined ratio of 109.1% in 2010 compared to an underwriting loss of $32.0 and a combined ratio of 104.1% in 2009 and generally reflected the continuation in 2010 of the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions undertaken by the company. The underwriting results in 2010 included 1.5 combined ratio points ($11.3) of net adverse development of prior years’ reserves, principally related to general liability lines and workers’ compensation for recent accident years and reserve strengthening related to two large prior year claims in general liability and surety lines, partially offset by net favourable emergence in umbrella lines and at Crum & Forster’s Seneca division. The underwriting results in 2009 included the benefit of 3.2 combined ratio points ($25.0) of net favourable development of prior years’ reserves, principally related to net favourable emergence in specialty lines and workers’ compensation, partially offset by net adverse development in commercial auto lines and latent claims. Crum & Forster’s combined ratio in 2010 included a modest year-over-year improvement in its expense ratio excluding commissions (22.7% in 2010, compared to 23.1% in 2009) as a result of a 6.4% decline in net premiums earned relative to a 7.8% decline in underwriting operating expenses (reflecting the benefit of actions taken by management to reduce operating expenses). Crum & Forster’s commission expense ratio of 12.1% in 2010, compared to 11.8% in 2009, reflected the competitive insurance market. Catastrophe losses of $3.2, primarily related to winter storm activity in the U.S. northeast, added 0.4 of a combined ratio point to 2010 underwriting results compared to $11.6 and 1.5 combined ratio points in 2009.

U.S. commercial lines market conditions continued to be challenging in 2010, and featured industry-wide pricing weakness in casualty lines (including general liability, automobile and workers’ compensation) affecting both renewals and new business. Commercial property lines also continued to experience downward pricing pressure in the fourth quarter of 2010 caused by excess industry capacity as financial markets stabilized and catastrophe losses remained low. Gross premiums written and net premiums written increased by 2.6% and 2.4% respectively in 2010 compared to 2009 primarily as the result of continued growth in specialty lines (principally accident and health and certain specialty lines at Crum & Forster’s Seneca division), partially offset by decreased writings of standard commercial property and casualty lines. Net premiums earned decreased by 6.4% in 2010 compared to 2009, reflecting the decline in net premiums written in 2009.

Crum & Forster reported an underwriting loss of $32.0 and a combined ratio of 104.1% in 2009 compared to an underwriting loss of $177.2 and a combined ratio of 117.6% in 2008 (including the impact of $74.3 of catastrophe losses attributable to Hurricanes Ike and Gustav, an $84.2 charge related to a second quarter reinsurance commutation and the $25.5 impact of a settlement of an asbestos-related lawsuit in the first quarter of 2008). The results in 2009 generally reflected the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions taken by the company. Crum & Forster’s 2009 combined ratio was adversely affected by a year-over-year deterioration in its expense ratio excluding commissions (23.1% in 2009, compared to 19.8% in 2008) as a result of the 22.3% decline in net premiums earned relative to a 5.8% decline in underwriting operating expenses. The underwriting results in 2009 included the benefit of 3.2 combined ratio points ($25.0) of net favourable development of prior years’ reserves, principally related to favourable emergence in specialty lines and workers’ compensation, partially offset by net adverse development in commercial auto and latent claims. The underwriting results in 2008 included 5.9 combined ratio points ($59.0) of net adverse prior years’ reserve development including the unfavourable impacts of the reinsurance commutation ($84.2 or 8.4 combined ratio points) and the lawsuit settlement ($25.5 or 2.5 combined ratio points), partially offset by otherwise net favourable prior years’ reserve development of 5.0 combined ratio points ($50.7), related primarily to workers’ compensation, umbrella and specialty lines. Catastrophe losses of $11.6 added 1.5 combined ratio points to the 2009 underwriting results compared to $93.7 and 9.3 combined ratio points in 2008 (primarily related to Hurricanes Ike and Gustav).

The effects of unfavourable pricing trends and market conditions in 2008, the impact of Hurricanes Ike and Gustav ($74.3, 7.4 combined ratio points) in the third quarter, the second quarter reinsurance commutation ($84.2, 8.4 combined ratio points) and the settlement of an asbestos-related lawsuit in the first quarter ($25.5, 2.5 combined ratio points) contributed to an unfavourable underwriting result for Crum & Forster in 2008, with an underwriting loss of $177.2 and a combined ratio of 117.6%. Prior to giving effect to the impact of the Hurricanes Ike and Gustav losses, the reinsurance commutation and the lawsuit settlement, Crum & Forster’s combined ratio in 2008 was 99.3%.

The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in gross premiums written and net premiums written of 15.3% and 18.4% respectively for 2009 compared to 2008. Net premiums earned decreased by 22.3% in 2009 compared to 2008.

During 2010, Crum & Forster recorded net gains on investments of $92.4 (principally comprised of $101.7 of net gains on bonds (including $51.3 of net mark-to-market losses on U.S. state and municipal bonds) and $10.9 of net gains related to CPI-linked and other derivatives, partially offset by $7.8 of net losses on common stocks and equity derivatives (including $258.6 of net mark-to-market losses related to the company’s equity hedges), $8.1 of other than temporary impairments recorded on common stocks and $4.7 of net losses on preferred stocks) compared to $229.1 of net gains on investments in 2009 (including $240.6 of net gains on bonds and $106.2 of net gains on common stocks and equity derivatives, partially offset by $106.1 of other than temporary impairments recorded on common stocks and bonds and $9.8 of net losses related to credit default swaps and other derivatives). The year-over-year decline in net gains on investments, the impact of decreased interest and dividends (principally the result of increased investment expenses related to total return swaps and lower average portfolio investments held during 2010 compared to 2009) and an increased underwriting loss produced pre-tax income before interest and other of $100.0 in 2010 compared to pre-tax income before interest and other of $311.0 in 2009.

Crum & Forster recorded significantly lower net gains on investments of $229.1 in 2009 compared to net gains of $605.7 in 2008. Net gains on investments of $605.7 in 2008 included $418.0 of net gains on common stocks and equity derivatives, $289.1 of net gains related to credit default swaps and other derivatives and $95.6 of net gains on bonds, partially offset by $198.0 of other than temporary impairments recorded on common stocks and bonds. The significant year-over-year decline in net investment gains was partially offset by improved underwriting results and higher interest and dividends, and contributed to decreased pre-tax income before interest and other of $311.0 in 2009 compared to $514.7 in 2008.

Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2010 to their parent holding company of $510.0 (2009 – $138.4; 2008 – $511.3). The Crum & Forster holding company paid $486.0 of dividends (including a $350.0 extraordinary dividend) to Fairfax in 2010 compared to $115.0 in 2009 (2008 – $494.0). The dividends paid to Fairfax and decreased unrealized gains on available for sale investments, partially offset by the effect of net earnings, decreased Crum & Forster’s total equity to $854.4 at December 31, 2010 from $1,353.4 at December 31, 2009. Crum & Forster’s operating subsidiaries’ combined 2011 maximum dividend capacity is $133.1, which is not subject to prior regulatory approval for payment.

Crum & Forster’s cash resources in 2010 increased by $196.6 compared to an increase of $79.3 in 2009. Cash used in operating activities of $183.0 in 2010 compared to $402.4 of cash used in operating activities in 2009 with the improvement attributable to lower income tax payments, net paid losses and underwriting expense payments during 2010.

Crum & Forster’s cash resources increased by $79.3 in 2009, compared to a $718.2 decline in 2008. Cash used in operating activities in 2009 was $402.4 compared to cash provided by operations of $100.9 in 2008, with the year-over-year change primarily attributable to lower premium collections related to the decline in premiums written, higher income tax payments and steady or only modestly declining outlays for paid losses, ceded reinsurance costs and fixed operating expenses in 2009 and the impact of the $302.5 cash proceeds of the reinsurance commutation received in 2008.

Crum & Forster’s net income for the year ended December 31, 2010 produced a return on average equity of 5.8% (2009 – 17.7%). Crum & Forster’s cumulative net earnings since acquisition on August 13, 1998 have been $1,654.8, from which it has paid cumulative dividends to Fairfax of $1,721.6, and its annual return on average equity since acquisition has been 12.8% (2009 – 13.4%).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Zenith National

Zenith National reported an underwriting loss of $101.7 and combined ratio of 137.8% for the period of May 21, 2010 through December 31, 2010. The results reflect an accident year loss & LAE ratio of 80.1% and net adverse development of prior accident years’ reserves of $24.4 or 9.1 combined ratio points in the period of May 21 through December 31, 2010. Net premiums earned by Zenith National continued to be affected by the impact of the weak economy on the payrolls of its insured customers, as well as intense competition. Policies and insured payroll in-force declined 5.4% and 0.6%, respectively, in the twelve months ended December 31, 2010, which is an improvement from that experienced in the twelve months ended December 31, 2009 of 14.2% and 11.5%, respectively. Premium rates in California, Zenith National’s largest state, started to increase modestly during 2010, and are expected to continue to increase during 2011. Rates in Florida (Zenith National’s second largest state), declined during 2010 and are expected to increase by approximately 5% on 2011 policies.

During the period of May 21, 2010 through December 31, 2010, Zenith National’s pre-tax loss before interest and other of $41.8 was comprised of an underwriting loss of $101.7, partially offset by net gains on investments of $30.1 and interest and dividend income of $29.8. The $30.1 of net gains on investments was comprised of $21.2 of net gains on bonds (including $18.5 of net mark-to-market losses on U.S. state and municipal bonds), $4.1 of net gains on preferred stocks and $4.8 of net gains on common stocks.

Zenith National’s investment portfolio at December 31, 2010 consisted primarily of liquid securities, including cash resources of $83.3. Net cash of $60.6 was used in operating activities for the period May 21, 2010 through December 31, 2010 and included cash payments for acquisition-related expenses which were accrued in the opening Zenith National balance sheet as of May 20, 2010. Zenith National paid a dividend of $282.9 to Fairfax and its affiliates (of which $259.6 was paid to Fairfax) in June 2010. In June and September 2010, Zenith National repurchased, at par value, $13.0 and $7.0, respectively, of the aggregate principal amount of its outstanding debt securities, resulting in a $38.4 aggregate principal amount of Zenith National debt securities outstanding at December 31, 2010.

Set out below are the balance sheets for U.S. Insurance as at December 31, 2010 and 2009.

	2010			2009
	Crum &	Zenith		Crum &
	Forster	National(1)	Total	Forster(1)

Assets
Holding company cash, short term investments and marketable securities	1.4	12.1	13.5	2.5
Accounts receivable and other	185.4	162.0	347.4	206.2
Income taxes receivable	28.8	6.6	35.4	–
Recoverable from reinsurers	925.6	220.0	1,145.6	927.3
Portfolio investments	2,920.3	1,571.1	4,491.4	3,639.1
Deferred premium acquisition costs	49.6	4.3	53.9	50.1
Future income taxes	93.7	–	93.7	72.8
Premises and equipment	7.5	40.5	48.0	6.9
Goodwill and intangible assets	22.8	488.3	511.1	20.9
Other assets	13.1	25.4	38.5	13.8
Investments in Fairfax affiliates	133.9	–	133.9	104.5

Total assets	4,382.1	2,530.3	6,912.4	5,044.1

Liabilities
Accounts payable and accrued liabilities	126.0	57.1	183.1	152.2
Income taxes payable	–	–	–	11.1
Short sales and derivative obligations	4.1	–	4.1	–
Due to affiliates	2.6	1.3	3.9	1.5
Funds withheld payable to reinsurers	266.1	–	266.1	248.2
Provision for claims	2,526.3	1,173.4	3,699.7	2,672.4
Unearned premiums	295.8	161.7	457.5	297.8
Future income taxes	–	8.4	8.4	–
Long term debt	306.8	38.0	344.8	307.5

Total liabilities	3,527.7	1,439.9	4,967.6	3,690.7

Total equity	854.4	1,090.4	1,944.8	1,353.4

Total liabilities and total equity	4,382.1	2,530.3	6,912.4	5,044.1

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp. and Zenith National, primarily due to differences between Canadian and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National. Excluding these purchase accounting adjustments, Zenith National’s Canadian GAAP total equity was $687.2 at December 31, 2010.

Significant changes to the U.S. Insurance balance sheet as at December 31, 2010 as compared to December 31, 2009 primarily reflected the acquisition of a 100% interest in Zenith National which added $1,571.1 and $1,173.4 to portfolio investments and provision for claims respectively and the decreased level of underwriting activity in 2010 by Crum & Forster in response to challenging industry conditions in the U.S. commercial lines market. Portfolio investments at Crum & Forster decreased by $718.8, reflecting cash used in operating activities ($183.0) and dividends paid to Fairfax of $486.0, principally funded by net sales of portfolio investments. Total equity at Crum & Forster decreased by $499.0 primarily as a result of dividends paid to Fairfax of $486.0 and net unrealized losses on available for sale investments ($78.6, net of tax), partially offset by net earnings of $64.2. Total equity of the U.S. Insurance segment increased by $591.4 primarily as a result of the acquisition of Zenith National and net earnings of $40.2, partially offset by net unrealized losses on available for sale investments ($113.1, net of tax) and dividends paid to Fairfax and its affiliates of $768.9.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2010 consisted of:

Affiliate	% interest

TRG Holdings	1.4
Advent	17.5
OdysseyRe	8.8
Zenith National	2.0

During the second quarter of 2010, holders of Crum & Forster’s and Zenith National’s senior notes provided their consent to amend the indentures governing those notes to allow Crum & Forster and Zenith National to make available to senior note holders certain specified financial information and financial statements in lieu of the reports previously filed with the Securities and Exchange Commission (“SEC”) in prior periods. Accordingly, Crum & Forster and Zenith National are no longer subject to SEC reporting obligations.

Asian Insurance – Fairfax Asia

	2010	2009	2008

Underwriting profit	16.6	20.2	6.9

Combined ratio
Loss & LAE	77.6%	73.1%	81.5%
Commissions	1.4%	(1.7)%	(6.6)%
Underwriting expense	10.3%	11.2%	16.9%

	89.3%	82.6%	91.8%

Gross premiums written	353.2	285.8	227.0

Net premiums written	157.4	127.9	86.5

Net premiums earned	155.0	116.0	84.6

Underwriting profit	16.6	20.2	6.9
Interest and dividends	39.8	9.0	1.6

Operating income	56.4	29.2	8.5
Net gains (losses) on investments	(3.5)	17.8	3.0

Pre-tax income before interest and other	52.9	47.0	11.5

Net earnings	46.0	39.6	1.5

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, 40.5%-owned Bangkok-based Falcon Insurance Public Company Limited and a 26% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74% interest is held by ICICI Bank, India’s second largest commercial bank).

Fairfax Asia produced an underwriting profit of $16.6 and a combined ratio of 89.3% in 2010 compared to an underwriting profit of $20.2 and a combined ratio of 82.6% in 2009, with each of 2010 and 2009 reflecting favourable underwriting results at First Capital, partially offset by unfavourable results at Falcon. In 2010, increased motor, property and marine hull business activity at First Capital and Falcon resulted in a 23.6% increase in gross premiums written and a 23.1% increase in net premiums written. The results for 2010 included 6.4 combined ratio points ($10.0) attributable to net favourable development of prior years’ reserves, primarily related to workers’ compensation lines of business (compared to 7.0 combined ratio points ($8.1) of net favourable development in 2009). Fairfax Asia recorded net losses on investments in 2010 of $3.5 (including $8.8 of net losses related to foreign currency, partially offset by $2.8 of net gains on bonds and $2.3 of net gains on common stocks and equity derivatives (including $12.6 of net mark-to-market losses related to the company’s equity hedges)) compared to net gains of $17.8 in 2009 (including $9.8 of net gains on bonds and $10.6 of net gains on common stocks, partially offset by $1.1 of other than temporary impairments on common stocks and bonds). Increased interest and dividends (due to increased equity earnings of investees, principally ICICI Lombard and higher average portfolio investments held during 2010 compared to 2009), partially offset by the year-over-year decrease in net gains on investments and lower underwriting profit produced pre-tax income before interest and other of $52.9 in 2010 compared to pre-tax income before interest and other of $47.0 in 2009.

Fairfax Asia reported improved underwriting profit of $20.2 and a combined ratio of 82.6% in 2009 (underwriting profit of $6.9 and a combined ratio of 91.8% in 2008), reflecting favourable underwriting results at First Capital and unfavourable results at Falcon. Fairfax Asia produced an underwriting profit of $6.9 and a combined ratio of 91.8% in 2008, reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. Increased business activity in 2009 at First Capital and Falcon, principally relating to increased commercial auto and marine hull business, resulted in a 25.9% increase in gross premiums written and a 47.9% increase in net premiums written. The 2009 results included 7.0 combined ratio points ($8.1) of net favourable development of prior years’ reserves, primarily related to net favourable emergence at Falcon (compared to 4.0 combined ratio points ($3.4) of net unfavourable development in 2008 primarily related to workers’ compensation at Falcon). Increased interest and dividends in 2009 of $9.0 (compared to interest and dividends of $1.6 in 2008) primarily related to the effects of reinvestment in higher yielding fixed income securities. Significantly increased underwriting profit, increased interest and dividends (due to reinvestment of the portfolio into higher yielding fixed income securities) and net gains on investments in 2009 compared to 2008 resulted in increased pre-tax income before interest and other of $47.0 compared to $11.5.

As at December 31, 2010, the company had invested a total of $88.1 to acquire and maintain its 26% interest in ICICI Lombard and carried this investment at $94.2 using the equity method of accounting (fair value of $266.5 as disclosed in note 4 to the consolidated financial statements). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the nine month period ended December 31, 2010, ICICI Lombard’s gross premiums written increased in Indian rupees by 28.3% over the comparable 2009 period, with a combined ratio (trade basis) of 102.1% on an Indian GAAP basis. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2010, including highly competitive pricing as a result of the phasing out (begun in 2007) of regulatory price controls. With a 10.1% market share, 4,170 employees and 315 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2010 and 2009:

	2010	2009

Assets
Accounts receivable and other	87.1	54.6
Recoverable from reinsurers	278.5	170.3
Portfolio investments	693.2	554.4
Deferred premium acquisition costs	16.1	13.5
Premises and equipment	7.7	7.5
Goodwill and intangible assets	5.5	5.5
Due from affiliates	1.7	1.8

Total assets	1,089.8	807.6

Liabilities
Accounts payable and accrued liabilities	148.6	105.1
Income taxes payable	8.6	7.5
Short sales and derivative obligations	10.1	–
Funds withheld payable to reinsurers	37.9	25.0
Provision for claims	347.6	218.0
Unearned premiums	137.2	116.6
Future income taxes	2.6	3.6

Total liabilities	692.6	475.8

Total equity	397.2	331.8

Total liabilities and total equity	1,089.8	807.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant changes to Fairfax Asia’s balance sheet as at December 31, 2010 compared to December 31, 2009, reflected increased business activity during 2010 and included increased portfolio investments, recoverable from reinsurers, provision for claims and unearned premiums. In addition, recoverable from reinsurers and provision for claims were impacted by increased losses in motor, property and marine hull business lines during 2010. Total equity increased primarily as a result of net earnings of $46.0 and unrealized foreign currency translation gains due to the appreciation of the Singapore dollar relative to the U.S. dollar, partially offset by modest net unrealized depreciation of available for sale securities.

Reinsurance – OdysseyRe(1)

	2010	2009	2008

Underwriting profit (loss)	25.8	64.3	(27.7)

Combined ratio
Loss & LAE	69.8%	67.6%	72.7%
Commissions	18.4%	19.5%	20.1%
Underwriting expense	10.4%	9.6%	8.5%

	98.6%	96.7%	101.3%

Gross premiums written	2,167.3	2,195.0	2,294.5

Net premiums written	1,853.8	1,893.8	2,030.8

Net premiums earned	1,885.7	1,927.4	2,076.4

Underwriting profit (loss)	25.8	64.3	(27.7)
Interest and dividends	288.9	283.6	250.3

Operating income	314.7	347.9	222.6
Net gains (losses) on investments	(28.8)	353.6	740.1

Pre-tax income before interest and other	285.9	701.5	962.7

Net earnings	225.3	486.9	613.9

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and purchase accounting adjustments recorded by Fairfax related to the privatization of OdysseyRe.

During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe not already owned by Fairfax, as described in note 19 to the consolidated financial statements.

In 2010, OdysseyRe reported an underwriting profit of $25.8 and a combined ratio of 98.6%, compared to an underwriting profit of $64.3 and a combined ratio of 96.7% in 2009. The 2010 combined ratio included 11.6 combined ratio points ($217.8 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Chilean earthquake (4.6 combined ratio points, $86.5 net of reinstatement premiums), the New Zealand earthquake, Windstorm Xynthia, the Eastern European floods and the Haitian earthquake. The combined ratio in 2010 included 1.6 combined ratio points ($30.7 net of reinstatement premiums) related to the Deepwater Horizon loss. Underwriting results in 2009 included the impact of catastrophe losses of 6.1 combined ratio points ($116.1 net of reinstatement premiums) principally related to storm activity and flooding in Europe and Turkey. The 2010 underwriting results included 0.2 of a combined ratio point ($3.6) attributable to net favourable prior period reserve development, comprised of net favourable development in the U.S. Insurance, London Market and EuroAsia divisions, partially offset by net adverse development in the Americas division related to pre-2002 casualty reserves. OdysseyRe’s results in 2009 were favourably impacted by 0.6 of a combined ratio point ($11.3) of net favourable prior period reserve development, comprised of net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by a strengthening of asbestos reserves in the Americas division. OdysseyRe’s combined ratio for 2010 was adversely affected by a year-over-year deterioration in its underwriting expense ratio (10.4% in 2010, compared to 9.6% in 2009) as a result of the 2.2% decline in net premiums earned relative to a 5.4% increase in underwriting operating expenses, primarily the result of infrastructure investments within the U.S. Insurance division, increased compensation costs (including pension costs) and net increases in provisions for uncollectible balances.

Improved underwriting performance in 2009 produced underwriting profit of $64.3 and a combined ratio of 96.7%, compared to an underwriting loss of $27.7 and a combined ratio of 101.3% in 2008. Underwriting results in 2009 included the impact of catastrophe losses of 6.1 combined ratio points ($116.1), principally related to storm activity and flooding in Europe and Turkey, and 11.8 combined ratio points ($242.2) in 2008 primarily related to Hurricanes Ike and Gustav in the U.S., the southern China snowstorms, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. OdysseyRe’s 2009 results were favourably impacted by 0.6 of a combined ratio point ($11.3) of net favourable reserve development, comprised of net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by a strengthening of asbestos reserves in the Americas division. OdysseyRe’s results in 2008 were favourably impacted by 0.5 of a combined ratio point ($10.1) of prior years’ reserve development (net favourable development in the U.S. Insurance, EuroAsia and London Market divisions, partially offset by net adverse development in the Americas division).

Gross premiums written in 2010 decreased modestly by 1.3% to $2,167.3 from $2,195.0 primarily as a result of the continuation of the broad competitive pressures in the global reinsurance and insurance markets in which the divisions of OdysseyRe compete. Net premiums written in 2010 decreased 2.1% to $1,853.8 from $1,893.8 and net premiums earned decreased 2.2% to $1,885.7 from $1,927.4. Gross premiums written in 2010 declined in the EuroAsia (3.7%), U.S. Insurance (0.9%) and London Market (1.1%) divisions and increased in the Americas division (0.2%). Declines in gross premiums written in the EuroAsia division reflected the challenging pricing environment and the year-over-year strengthening of the U.S. dollar relative to the euro. The U.S. Insurance division was affected by soft market conditions in its financial products and auto lines, partially offset by selective growth in its energy lines of business. Declines in gross premiums written by the London Market division principally related to the timing of the renewals of certain reinsurance contracts. Increased gross premiums written by the Americas division resulted from selective growth in certain property catastrophe lines of business, partially offset by the effect of the competitive market conditions on the casualty treaty business of the Americas division.

OdysseyRe’s gross premiums written declined 4.3% to $2,195.0 in 2009 compared to 2008. Net premiums written declined 6.7% to $1,893.8 in 2009, and net premiums earned declined 7.2% to $1,927.4. Gross premiums written in 2009 declined in the London Market (10.2%), EuroAsia (6.3%) and Americas (3.9%) divisions, and increased in the U.S. Insurance division (1.4%). Premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year appreciation of the average 2009 U.S. dollar exchange rate. Declines in the Americas division reinsurance premiums reflected increasing client retentions and softening pricing in reinsurance markets, while insurance premiums were affected by planned reductions in certain of the U.S. Insurance division’s lines of business (including non-standard personal auto) and by increased competition in its medical professional liability segment. The EuroAsia division reported modestly increased written premiums in 2008, primarily as a result of a system change in the reinsurance premium process (which had no impact on earned premiums). Decreased written premiums in the Americas and U.S. Insurance divisions were partially offset by the increase in the EuroAsia division and by increases in premiums written by the London Market division, which experienced growth in its professional liability business.

Interest and dividend income in 2010 increased 1.9% compared to 2009, primarily reflecting increased yield and the larger average size of the investment portfolio held during 2010 compared to 2009, partially offset by increased expenses incurred in connection with total return swaps. OdysseyRe reported net investment losses of $28.8 in 2010 (including $129.3 of net losses related to foreign currency, $49.1 of net losses on common stocks and equity derivatives (including $327.9 of net mark-to-market losses related to the company’s equity hedges), $17.9 of other than temporary impairments recorded on common stocks and bonds and $6.3 of net losses related to preferred stocks, partially offset by $165.3 of net gains on bonds (including $84.7 of net mark-to-market losses on U.S. state and municipal bonds) and $11.8 of net gains related to CPI-linked and other derivatives) compared to net investment gains of $353.6 in 2009 (including $394.6 of net gains on bonds, $99.0 of net gains on common stocks and equity derivatives and $7.3 of net gains on preferred stocks, partially offset by $119.1 of other than temporary impairments recorded on common stocks and bonds and $31.3 of net losses related to credit default swaps and other derivatives). The decline in net gains on investments and decreased underwriting profitability, partially offset by increased interest and dividends, produced pre-tax income before interest and other of $285.9 in 2010 compared to $701.5 in 2009.

Interest and dividend income in 2009 increased 13.3% compared to 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of the sale of lower yielding government debt securities. Net gains on investments of

FAIRFAX FINANCIAL HOLDINGS LIMITED

$353.6 in 2009 (compared to net gains of $740.1 in 2008) included $394.6 of net gains on bonds, $99.0 of net gains on common stocks and equity derivatives and $7.3 of net gains on preferred stocks, partially offset by $119.1 of other than temporary impairments recorded on common stocks and bonds and $31.3 of net losses related to credit default swaps and other derivatives. Net gains on investments of $740.1 in 2008 included $554.6 of net gains on common stocks and equity derivatives, $352.2 of net gains related to credit default swaps, and $233.2 of net gains on bonds, partially offset by $370.1 of other than temporary impairments recorded on common stocks and bonds and $33.4 of net losses related to foreign currency. This decline in net investment gains, partially offset by increased underwriting profit and interest and dividend income, produced pre-tax income before interest and other of $701.5 in 2009 compared to $962.7 in 2008.

Cash resources at OdysseyRe increased by $124.9 to $1,066.4 during 2010. Net cash provided by operating activities in 2010 of $273.3 compared to net cash used in operating activities of $1.3 in 2009, with the year-over-year change primarily attributable to higher income tax payments in 2009 (substantially related to significant investment gains realized in 2008) and increased underwriting cash flows in 2010.

OdysseyRe’s cash resources increased in 2009 by $185.7 and decreased in 2008 by $142.2. Cash used in operating activities in 2009 was $1.3 compared to $107.6 of cash provided by operating activities in 2008, with the change primarily attributable to higher income tax payments (substantially related to significant investment gains realized in 2008) and decreased underwriting cash flows, including higher paid losses and lower premiums collections.

Set out below are the balance sheets for OdysseyRe as at December 31, 2010 and 2009:

	2010(1)	2009(1)
Assets
Holding company cash, short term investments and marketable securities	39.9	83.0
Accounts receivable and other	669.0	733.9
Income taxes receivable	50.5	–
Recoverable from reinsurers	1,113.3	1,025.0
Portfolio investments	8,400.5	8,433.8
Deferred premium acquisition costs	136.3	161.8
Future income taxes	192.5	93.4
Premises and equipment	8.0	11.5
Goodwill and intangible assets	156.0	152.4
Due from affiliates	192.5	–
Other assets	30.7	33.2
Investments in Fairfax affiliates	227.6	138.5

Total assets	11,216.8	10,866.5

Liabilities
Accounts payable and accrued liabilities	345.2	434.4
Income taxes payable	20.9	31.5
Short sale and derivative obligations	99.8	40.8
Due to affiliates	–	13.0
Funds withheld payable to reinsurers	43.9	43.8
Provision for claims	5,809.7	5,507.8
Unearned premiums	662.8	691.2
Long term debt	485.2	487.0

Total liabilities	7,467.5	7,249.5

Total equity	3,749.3	3,617.0

Total liabilities and total equity	11,216.8	10,866.5

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe’s Canadian GAAP total equity was $3,643.6 at December 31, 2010 ($3,512.6 at December 31, 2009).

Changes in OdysseyRe’s balance sheet as at December 31, 2010 compared to December 31, 2009 reflected the effects of the appreciation of the Canadian dollar and the depreciation of the other currencies in which OdysseyRe’s divisions conduct significant business (including the British pound sterling and euro) relative to the U.S. dollar. Despite a decline in written and earned premiums in 2010 compared to 2009, OdysseyRe’s provision for claims increased principally due to significant catastrophe and large losses incurred during 2010, partially offset by the effects of foreign currency translation (principally related to claims liabilities denominated in the British pound sterling and euro). Recoverable from reinsurers increased as a result of recoveries related to catastrophe losses combined with increased reinsurance cessions principally related to increased direct premiums written by OdysseyRe’s U.S. Insurance division. Portfolio investments decreased by $33.3 to $8,400.5, reflecting net investment losses and net depreciation of available for sale securities (principally bonds). Future income taxes increased primarily as a result of foreign tax credits which are available to reduce U.S. income taxes payable in future periods and increased unrealized losses on investments. The income taxes receivable balance arose principally as a result of 2010 tax instalments paid which exceeded the actual estimates of OdysseyRe’s 2010 U.S. tax liability primarily due to fourth quarter losses for tax purposes. Total equity increased by $132.3 to $3,749.3 primarily as a result of net earnings ($225.3), partially offset by a $31.3 decrease in accumulated other comprehensive income (principally net unrealized depreciation of available for sale bonds) and the effect of preferred shares repurchased during 2010 ($69.3).

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2010 consisted of:

Affiliate	% interest

TRG Holdings	13.0
Fairfax Asia	26.2
Advent	21.7
Zenith National	6.2

During the third quarter of 2010, holders of OdysseyRe’s senior notes provided their consent to amend the indenture governing those senior notes to allow OdysseyRe to make available to senior note holders certain specified financial information and financial statements in lieu of the reports filed with the SEC in prior periods. In addition, during the third quarter of 2010, OdysseyRe called for redemption all of its outstanding Series A and Series B preferred shares not owned by it or by other subsidiaries of the company, as described in note 12 to the consolidated financial statements. Accordingly, OdysseyRe will no longer be subject to SEC reporting requirements.

Reinsurance and Insurance – Other

In March 2010, the company’s recently established, wholly-owned insurer, Fairfax Brasil commenced writing commercial property and casualty insurance in Brazil. The results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010). In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. In the latter part of 2008, the company increased its investment in Advent to 66.7% and commenced consolidation of Advent’s assets and liabilities and results of operations in the third quarter of 2008. In October 2009, the company completed the acquisition of the 36.5% of the outstanding common shares of Advent not already owned by Fairfax. These transactions are described in greater detail in note 19 to the consolidated financial statements.

CRC Re (formerly CRC (Bermuda) prior to its redomestication to Barbados effective January 4, 2011) and Wentworth may participate in certain of the reinsurance programs of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers, consistent with the company’s objective of retaining more business for its own account during periods of favourable market conditions. That participation and, since 2004, certain third party business of CRC Re and Wentworth is reported as “Group Re”. Group Re’s activities are managed by Fairfax. Group Re’s cumulative pre-tax

FAIRFAX FINANCIAL HOLDINGS LIMITED

income, since its inception in 2002 to 2010 inclusive and including business derived from Fairfax subsidiaries and third party insurers and reinsurers, was $226.5, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

	2010						2009
				Fairfax	Inter-					Inter
	Group Re	Advent(1)	Polish Re	Brasil	company	Total	Group Re	Advent(1)	Polish Re	company	Total

Underwriting profit (loss)	(8.2)	(18.0)	(3.0)	(9.2)	–	(38.4)	(10.3)	21.6	0.6	–	11.9

Combined ratio
Loss & LAE	76.9%	69.4%	79.3%	–	–	74.4%	77.5%	71.2%	76.3%	–	74.4%
Commissions	24.8%	22.9%	17.0%	–	–	23.0%	25.2%	14.1%	18.4%	–	19.2%
Underwriting expense	1.6%	16.1%	8.1%	–	–	9.8%	1.3%	7.2%	4.5%	–	4.5%

	103.3%	108.4%	104.4%	–	–	107.2%	104.0%	92.5%	99.2%	–	98.1%

Gross premiums written	243.3	318.9	81.7	35.0	(50.9)	628.0	263.7	386.1	88.4	(49.9)	688.3

Net premiums written	243.3	214.3	68.2	4.7	–	530.5	263.7	277.0	79.1	–	619.8

Net premiums earned	250.8	214.8	69.6	0.8	–	536.0	255.2	289.6	83.3	–	628.1

Underwriting profit (loss)	(8.2)	(18.0)	(3.0)	(9.2)	–	(38.4)	(10.3)	21.6	0.6	–	11.9
Interest and dividends	24.4	16.7	3.0	0.9	–	45.0	15.6	17.8	4.1	–	37.5

Operating income (loss)	16.2	(1.3)	–	(8.3)	–	6.6	5.3	39.4	4.7	–	49.4
Net gains (losses) on investments	59.2	5.2	6.0	2.5	–	72.9	(22.5)	(11.0)	7.7	–	(25.8)

Pre-tax income (loss) before interest and other	75.4	3.9	6.0	(5.8)	–	79.5	(17.2)	28.4	12.4	–	23.6

Net earnings (loss)	75.1	(2.0)	6.1	(6.3)	–	72.9	(14.2)	6.7	11.3	–	3.8

	2008
	Group Re	Advent(1)	Total

Underwriting profit (loss)	(22.7)	(22.3)	(45.0)

Combined ratio
Loss & LAE	79.3%	96.3%	84.3%
Commissions	30.6%	23.8%	28.6%
Underwriting expense	2.0%	8.1%	3.7%

	111.9%	128.2%	116.6%

Gross premiums written	185.4	60.4	245.8

Net premiums written	185.5	40.6	226.1

Net premiums earned	190.8	78.8	269.6

Underwriting profit (loss)	(22.7)	(22.3)	(45.0)
Interest and dividends	22.4	7.7	30.1

Operating income (loss)	(0.3)	(14.6)	(14.9)
Net gains (losses) on investments	40.5	(12.4)	28.1

Pre-tax income (loss) before interest and other	40.2	(27.0)	13.2

Net earnings (loss)	49.2	(20.2)	29.0

(1)	These results for Advent differ from those published by Advent Capital (Holdings) PLC primarily due to differences in classification between Canadian GAAP and IFRS as adopted by the European Union.

In 2010, the Reinsurance and Insurance – Other segment produced a combined ratio of 107.2% and an underwriting loss of $38.4, compared to a combined ratio of 98.1% and an underwriting profit of $11.9 in 2009. The underwriting results in 2010 included current period catastrophe losses of 16.7 combined ratio points ($89.4 net of reinstatement premiums) primarily related to the impact of the Chilean earthquake on the property reinsurance businesses of Advent and Group Re, the impact of the New Zealand earthquake on Group Re and the impact of the Eastern European floods on the property catastrophe business of Polish Re and also included 1.1 combined ratio points ($6.1) related to the Deepwater Horizon loss. Current period catastrophe losses in 2009 totalled 4.0 combined ratio points ($24.8 net of reinstatement premiums) and related principally to Advent’s property catastrophe business. Prior to giving effect to the impact of the Chilean earthquake ($35.5 and $15.2 at Advent and Group Re net of reinstatement premiums respectively), the combined ratio of the Reinsurance and Insurance – Other segment was 97.8% in 2010. The 2010 underwriting results also included 6.0 combined ratio points ($32.4) of net favourable development of prior years’ reserves, comprising net favourable development at Advent (principally related to the World Trade Center claims) and Polish Re, partially offset by net adverse development at Group Re. The 2009 underwriting results included 5.1 combined ratio points ($32.2) of net adverse development of prior years’ reserves, primarily related to Group Re’s 2002 and prior years’ claims ceded by Northbridge and increased losses at Advent primarily related to Hurricane Ike.

Improved underwriting results for the Reinsurance and Insurance – Other segment in 2009 included a combined ratio of 98.1% and an underwriting profit of $11.9, compared to a combined ratio of 116.6% and an underwriting loss of $45.0 in 2008, with the 2008 underwriting results reflecting the significant impact of U.S. hurricane losses. Current period catastrophe losses in 2009 totaled 4.0 combined ratio points ($24.8 net of reinstatement premiums) and related principally to Advent’s property catastrophe business, compared to 32.9 combined ratio points ($89.9 net of reinstatement premiums) for Advent and Group Re in 2008, primarily related to Hurricanes Ike and Gustav. In 2009, underwriting results of the Reinsurance and Insurance – Other segment included 5.1 combined ratio points ($32.2) of net adverse development of prior years’ reserves primarily related to Group Re’s 2002 and prior years’ losses ceded by Northbridge and increased losses at Advent in connection with Hurricane Ike. Underwriting results in 2008 included 1.2 combined ratio points ($3.2) of net favourable development of prior years’ reserves comprised of 2.1 combined ratio points ($5.6) of net favourable emergence at Advent partially offset by 0.9 of a combined ratio point ($2.4) of net adverse development at Group Re. The underwriting results of the Reinsurance and Insurance – Other segment in 2008 also reflected the impact of 4.8 combined ratio points ($13.0) related to the CTR Life portfolio. Advent’s underwriting results in 2008, and particularly its combined ratio, as reported above in Fairfax’s business segment reporting was adversely impacted by the inclusion of Advent’s net earned premiums from September 11, 2008, concurrent with the inclusion since that date of significant incurred catastrophe losses from Hurricane Ike. Prior to giving effect to the significant losses related to Hurricanes Ike and Gustav, Advent’s combined ratio in 2008 was 28.8%.

Gross premiums written and net premiums written by the Reinsurance and Insurance – Other segment in 2010 declined by 8.8% and 14.4% respectively compared to 2009 and reflected lower reinsurance-to-close premiums received by Advent in the first quarter of 2010 compared to the first quarter of 2009 and decreased written premiums assumed by Group Re, partially offset by the consolidation of Fairfax Brasil. Increased utilization of catastrophe reinsurance by Advent and the cost of purchasing excess of loss reinsurance for the start-up operations of Fairfax Brasil resulted in the decrease in net premiums written being in excess of the decrease in gross premiums written. Group Re’s gross premiums written in 2010 included $42.9 (2009 – $42.3) of property reinsurance business assumed through a 30% (2009 – 40%) quota share reinsurance contract with Advent and $8.0 (2009 – $7.6) of property reinsurance business assumed through a 31.8% (2009 – 36.5% since inception on July 1, 2009) quota share reinsurance contract with Polish Re. The Reinsurance and Insurance – Other segment had net investment gains of $72.9 in 2010 (principally $42.7 of net gains on common stocks and equity derivatives (including $2.4 of net mark-to-market losses related to the company’s equity hedges), $34.9 of net gains on bonds (including $9.0 of net mark-to-market gains on U.S. state and municipal bonds), partially offset by $2.8 of net losses related to foreign currency and $3.1 of net losses on CPI-linked derivatives) compared to net investment losses of $25.8 in 2009 (principally $19.0 of other than temporary impairments recorded on common stock investments and $13.7 of net losses on bonds, partially offset by $5.8 of net gains related to foreign currency and $5.4 of net gains on common stocks and equity derivatives). Significantly increased net gains on investments and increased interest and dividend income, partially offset by a deterioration in underwriting profit, produced pre-tax income before interest and other of $79.5 compared to pre-tax income before interest and other of $23.6 in 2009.

Gross premiums written and net premiums written in 2009 by the Reinsurance and Insurance – Other segment compared to 2008 increased significantly as a result of the consolidation of Advent and Polish Re and increased activity at Group Re. Advent’s net premiums written (as well as its net premiums earned and net claims incurred)

FAIRFAX FINANCIAL HOLDINGS LIMITED

included $91.3 of reinsurance-to-close premiums related to the closure of Syndicate 2 into Syndicate 3330, an increase in Syndicate 3330 capacity from approximately 45% to 100%, and an increase in Syndicate 780 capacity from 80.4% to 83.7%. Increased gross premiums written by Group Re in 2009 included $42.3 related to a quota share contract with Advent (40% of Advent’s property reinsurance business) and increased third party business, principally related to property catastrophe covers. Increased underwriting profit and interest and dividend income, partially offset by decreased net gains on investments, and including the effect of the inclusion of the results of Advent and Polish Re, produced increased pre-tax income before interest and other of $23.6 compared to $13.2 in 2008.

Set out below are the balance sheets for Reinsurance and Insurance – Other as at December 31, 2010 and 2009.

	2010						2009
				Fairfax	Inter-					Inter-
	Group Re	Advent(1)	Polish Re	Brasil	company	Total	Group Re	Advent(1)	Polish Re	company	Total

Assets

Accounts receivable and other	51.2	102.0	13.9	18.2	(13.0)	172.3	53.9	100.7	15.6	(16.8)	153.4

Income taxes receivable	–	2.5	0.3	–	–	2.8	–	5.2	–	–	5.2

Recoverable from reinsurers	0.4	149.7	18.0	29.8	(65.6)	132.3	0.4	99.9	14.6	(26.0)	88.9

Portfolio investments	966.5	582.5	139.3	52.8	–	1,741.1	821.0	638.9	142.3	–	1,602.2

Deferred premium acquisition costs	5.0	12.7	5.9	2.1	–	25.7	3.9	13.5	6.8	–	24.2

Future income taxes	–	34.8	0.1	0.1	–	35.0	–	29.9	–	–	29.9

Premises and equipment	–	3.8	1.6	0.4	–	5.8	–	0.4	1.6	–	2.0

Goodwill and intangible assets	–	4.3	13.9	0.2	–	18.4	–	4.3	14.4	–	18.7

Due from affiliates	–	–	0.1	–	–	0.1	9.2	–	–	–	9.2

Other assets	–	1.8	–	–	–	1.8	–	1.2	–	–	1.2

Investments in Fairfax affiliates	72.9	–	–	–	–	72.9	69.1	–	–	–	69.1

Total assets	1,096.0	894.1	193.1	103.6	(78.6)	2,208.2	957.5	894.0	195.3	(42.8)	2,004.0

Liabilities

Accounts payable and accrued liabilities	0.3	37.1	2.5	31.6	–	71.5	0.6	18.5	6.8	–	25.9

Income taxes payable	0.2	–	0.2	–	–	0.4	–	–	–	–	–

Due to affiliates	0.5	–	–	–	–	0.5	–	–	0.3	–	0.3

Funds withheld payable to reinsurers	–	18.4	–	–	(18.4)	–	–	39.2	0.1	(18.1)	21.2

Provision for claims	550.1	535.2	86.2	8.8	(54.3)	1,126.0	509.6	520.1	78.1	(17.0)	1,090.8

Unearned premiums	112.4	60.7	23.3	26.7	(5.9)	217.2	114.6	63.0	26.3	(7.7)	196.2

Future income taxes	–	–	0.3	–	–	0.3	–	–	2.0	–	2.0

Long term debt	–	93.0	–	–	–	93.0	–	94.2	–	–	94.2

Total liabilities	663.5	744.4	112.5	67.1	(78.6)	1,508.9	624.8	735.0	113.6	(42.8)	1,430.6

Total equity	432.5	149.7	80.6	36.5	–	699.3	332.7	159.0	81.7	–	573.4

Total liabilities and total equity	1,096.0	894.1	193.1	103.6	(78.6)	2,208.2	957.5	894.0	195.3	(42.8)	2,004.0

(1)	This balance sheet differs from that published by Advent primarily due to differences in classification between Canadian GAAP and IFRS and purchase accounting adjustments (principally goodwill) which arose on the privatization of Advent. Excluding these purchase accounting adjustments, Advent’s Canadian GAAP total equity was $156.4 at December 31, 2010 ($165.6 at December 31, 2009).

Significant changes to the December 31, 2010 balance sheet of the Reinsurance and Insurance – Other segment compared to the December 31, 2009 balance sheet primarily reflected the addition of the operating assets and liabilities of the recently established, wholly-owned insurer, Fairfax Brasil. Increased portfolio investments of $145.5 at Group Re primarily reflected the currency translation effect of the appreciation the Canadian dollar relative to the U.S. dollar at CRC Re and investment portfolio appreciation at Wentworth. The increase in provision for claims at Group Re of $40.5 was principally comprised of the currency translation effect of appreciation of the Canadian dollar relative to the U.S. dollar at CRC Re and significant catastrophe losses during 2010 (described below). Decreased portfolio investments of $56.4 at Advent primarily reflected the impact of claims payments, additional reinsurance purchased during 2010 and increased unrealized net investment losses. Advent’s provision for claims increased due to significant catastrophe losses during 2010 partially offset by favourable development of prior years’ reserves. Advent’s recoverable from reinsurers increased as a result of the significant catastrophe losses in 2010 and included losses recoverable from CRC Re under a quota share contract and consequently, CRC Re’s provision for claims also increased. Total equity increased by $125.9 to $699.3 primarily as a result of net earnings of $72.9, the contribution of Fairfax Brasil to the reporting segment and the impact of unrealized foreign currency translation gains due to the appreciation of the Canadian dollar relative to the U.S. dollar at CRC Re.

Reinsurance and Insurance – Other’s investments in Fairfax affiliates as at December 31, 2010 consisted of:

Affiliate	% interest

Northbridge	1.5
Advent	18.8
Ridley	26.0

Runoff

The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). On August 17, 2010, the company commenced consolidating the assets, liabilities and results of operations of General Fidelity Insurance Company (“GFIC”) following the completion of the acquisition of 100% ownership of GFIC. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”) for nominal cash consideration. The acquisition of GFIC and Syndicate 2112 are described in note 19 to the consolidated financial statements. The runoff segment currently consists of two groups: the U.S. runoff group, consisting of the company resulting from the December 2002 merger of TIG Insurance Company and IIC, the Fairmont legal entities placed in runoff on January 1, 2006 and GFIC since August 17, 2010, and the European runoff group, consisting of RiverStone Insurance (UK), nSpire Re, Syndicate 3500 and Syndicate 2112 (since October 1, 2010). Both groups are managed by the dedicated RiverStone runoff management operation which has 202 employees in the U.S. and the U.K.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008

Gross premiums written	2.8	1.1	12.6

Net premiums written	2.8	(0.5)	11.1

Net premiums earned	7.2	–	17.4
Losses on claims	(43.5)	(57.6)	(83.2)
Operating expenses	(80.5)	(94.8)	(109.6)
Interest and dividends	78.5	54.4	68.2

Operating loss	(38.3)	(98.0)	(107.2)
Net gains on investments	98.7	129.2	499.8

Pre-tax income before interest and other	60.4	31.2	392.6
Excess of fair value of net assets acquired over purchase price	83.1	–	–

Pre-tax income	143.5	31.2	392.6

The Runoff segment pre-tax income of $143.5 reported in 2010 (compared to a pre-tax income of $31.2 in 2009), primarily reflected the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, a decreased operating loss of $38.3 (compared to an operating loss of $98.0 in 2009), partially offset by a year-over-year decrease in net gains on investments. The reduced operating loss principally reflected increased interest and dividend income (primarily as a result of increased yield and the larger average size of the investment portfolio during 2010 compared to 2009), lower operating expenses resulting from operating cost initiatives undertaken early in 2009 (primarily decreased fees and compensation expenses) and decreased incurred losses. Incurred losses of $43.5 in 2010 included $69.7 of net strengthening of loss reserves in U.S. runoff (primarily related to net strengthening of workers’ compensation and asbestos lines), partially offset by $16.5 of net favourable

FAIRFAX FINANCIAL HOLDINGS LIMITED

development of prior years’ reserves in European runoff (primarily comprised of $29.8 of net favourable development across all lines, partially offset by $13.3 of increases to provisions for uncollectible reinsurance recoverable balances) and net releases in European runoff of unallocated loss adjustment expense reserves of $9.7. Incurred losses of $57.6 in 2009 included $100.2 of net strengthening of loss reserves in U.S. runoff (including $36.8 of strengthening of workers’ compensation and latent reserves, $59.8 of reinsurance recoverable balances written off, and net losses of $3.6 resulting from third quarter commutation losses of $21.1 and fourth quarter commutation gains of $17.5 (as described in note 8 to the consolidated financial statements)), partially offset by $42.6 of net favourable development of reserves across all lines in European runoff. In 2010, net gains on investments of $98.7 were principally comprised of $37.1 of net gains on common stocks and equity derivatives (including $11.3 of net mark-to-market losses related to the company’s equity hedges), $27.9 of net gains on CPI-linked and other derivatives, $22.9 of net gains on bonds (including $35.2 of net mark-to-market losses on U.S. state and municipal bonds), $7.5 of net gains on the sale of TIG Indemnity Company as described in note 19 to the consolidated financial statements and $2.8 of net gains related to foreign currency. Net gains on investments of $129.2 in 2009 were principally comprised of $96.2 of net gains on bonds, $92.1 of net gains on common stocks and equity derivatives and $6.0 of net gains related to foreign currency, partially offset by $35.4 of net losses related to credit default swaps and other derivatives and $29.8 of other than temporary impairments recorded on common stocks and bonds.

The Runoff segment reported pre-tax income of $31.2 in 2009 compared to $392.6 in 2008, reflecting a decreased operating loss of $98.0 and lower net gains on investments of $129.2. Decreased operating expenses, decreased incurred losses and a decline in interest and dividend income resulted in a decreased operating loss of $98.0 in 2009 compared to an operating loss of $107.2 in 2008. Incurred losses of $57.6 in 2009 included $100.2 of net strengthening of loss reserves in U.S. runoff (including $36.8 of strengthening of workers’ compensation and latent reserves, $59.8 of reinsurance recoverable balances written off, and net losses of $3.6 resulting from third quarter commutation losses of $21.1 and fourth quarter commutation gains of $17.5 (as described in note 8 to the consolidated financial statements)), partially offset by $42.6 of net favourable development of reserves across all lines in European runoff. Incurred losses of $83.2 in 2008 included $68.0 primarily related to strengthening of prior years’ U.S. workers’ compensation claims reserves and losses of $13.0 on reinsurance commutations, partially offset by modest net favourable development of prior years’ reserves in Europe. Reduced operating expenses in 2009 reflected the impact of operating cost reduction initiatives undertaken in 2008 and 2009 (operating expenses in 2008 included $11.9 in related severance and other costs). Net investment gains in 2009 of $129.2 (compared to net gains of $499.8 in 2008) included $96.2 of net gains on bonds, $92.1 of net gains on common stocks and equity derivatives and $6.0 of net gains related to foreign currency, partially offset by $35.4 of net losses related to credit default swaps and other derivatives and $29.8 of other than temporary impairments recorded on common stocks and bonds. Net gains on investments of $499.8 in 2008 were principally comprised of $311.5 of net gains related to credit default swaps, $142.8 of net gains on common stocks and equity derivatives and $126.5 of net gains on bonds, partially offset by $76.5 of other than temporary impairments recorded on common stocks and bonds and $5.4 of net losses related to foreign currency.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2010, 2009 and 2008, the runoff group did not require cash flow funding from Fairfax. Based upon runoff’s projected plans and absent unplanned adverse developments, it is expected that in the future runoff will not require any cash flow funding from Fairfax that would be significant in relation to holding company cash resources.

Set out below are the balance sheets for Runoff as at December 31, 2010 and 2009.

	2010	2009

Assets
Accounts receivable and other	108.4	229.2
Income taxes receivable	5.8	–
Recoverable from reinsurers	1,103.6	1,378.0
Portfolio investments	2,998.6	2,413.8
Future income taxes	597.8	552.7
Premises and equipment	1.3	1.4
Due from affiliates	17.7	4.8
Other assets	27.8	25.1
Investments in Fairfax affiliates	240.6	309.6

Total assets	5,101.6	4,914.6

Liabilities
Accounts payable and accrued liabilities	157.2	177.2
Income taxes payable	2.0	1.2
Short sale and derivative obligations	–	7.2
Funds withheld payable to reinsurers	19.7	21.3
Provision for claims	3,137.2	3,265.7
Unearned premiums	27.0	–
Long term debt	143.8	–

Total liabilities	3,486.9	3,472.6

Total equity	1,614.7	1,442.0

Total liabilities and total equity	5,101.6	4,914.6

The balance sheet for Runoff represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the approximately $0.9 billion of capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2010.

Approximately $403.0 and $287.0 of the total $2,998.6 of portfolio investments held at December 31, 2010 by U.S. runoff and European runoff, respectively, were pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Recoverable from reinsurers included, in the U.S. runoff segment, $318.5 emanating from IIC, predominantly representing recoverable from reinsurers on asbestos, pollution and health hazard (“APH”) claims, and included, in the European runoff segment, $16.1 of recoverable from reinsurers on APH claims.

Significant changes to the 2010 balance sheet of the Runoff segment compared to 2009 primarily related to the acquisition of GFIC which increased portfolio investments, provision for claims and recoverable from reinsurers by $604.9, $365.0 and $9.6 respectively at December 31, 2010. Excluding the effects of the GFIC acquisition, the continued progress achieved by Runoff management is reflected by the $493.5 decline in the provision for claims and the $284.0 decrease in recoverable from reinsurers. The $143.8 long term debt relates to TIG’s acquisition of GFIC as described in note 19 to the consolidated financial statements.

The $597.8 future income tax asset which is entirely attributable to the U.S. runoff balance sheet consisted principally of $557.2 of U.S. operating losses, which have been used by other Fairfax subsidiaries within the U.S. consolidated tax group (and have therefore been eliminated in the preparation of the company’s consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis, and $40.6 of temporary differences. The net operating losses in the European runoff segment have a full valuation allowance recorded against them.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff’s investments in Fairfax affiliates as at December 31, 2010 consist of:

Affiliate	% interest

OdysseyRe	19.0
Advent	20.8
TRG Holdings	8.0

Other (animal nutrition)(1)

	2010	2009	2008

Revenue	549.1	556.4	99.4
Costs and expenses	(538.8)	(544.0)	(98.0)

Pre-tax income before interest and other	10.3	12.4	1.4
Interest expense	(0.6)	(1.0)	(0.4)

Pre-tax income	9.7	11.4	1.0

(1)	These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments recorded by Fairfax related to the acquisition of Ridley.

The Other business segment comprises the animal nutrition business (Ridley).

During the fourth quarter of 2008, the company acquired a 67.9% interest in Ridley, pursuant to the transaction described in note 19 to the consolidated financial statements, and Ridley’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. The results of operations for Ridley (as included in Fairfax’s 2008 financial reporting) comprised the fifty-eight day period beginning November 4, 2008 and ended December 31, 2008.

Ridley’s financial results in 2010 included a $2.6 impairment loss recognized on the closure of two manufacturing facilities. The effect of lower overall volumes in 2010 compared to 2009 was partially offset by improved product mix. Improved operating margins exclusive of plant impairments reflected the successful achievement of cost reductions and expense management initiatives. Ridley’s 2009 results reflect the first full year of reporting since its acquisition by Fairfax. Ridley is one of North America’s leading commercial animal nutrition companies.

Interest and Dividends

Interest and dividend income earned by the insurance and reinsurance operations in 2010 increased to $603.4 from $557.0 in 2009, primarily as a result of the inclusion of the interest and dividend income of Zenith National (which was not included in 2009), the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps. Interest income on a tax-equivalent basis in 2010 remained comparable with 2009 (tax advantaged bond holdings of $4,358.9 as at December 31, 2010 compared to $4,550.2 as at December 31, 2009).

Interest and dividend income earned by the insurance and reinsurance operations in 2009 increased to $557.0 from $476.1 in 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in 2009 compared to 2008 (tax advantaged bond holdings of $4,550.2 as at December 31, 2009 compared to $4,104.6 as at December 31, 2008 all of which were purchase during 2008).

Consolidated interest and dividend income in 2010 of $762.4 included the interest and dividends of Zenith National and GFIC since acquisition (which were not included in 2009). Consolidated interest and dividend income in 2010 increased 2.0% to $727.2 from $712.7 in 2009 (after excluding interest and dividends earned by Zenith National and GFIC of $35.2 in 2010). The increased interest and dividend income earned in 2010 compared to 2009 is primarily due to the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps.

Consolidated interest and dividend income in 2009 increased 13.8% to $712.7 from $626.4 in 2008, primarily due to the inclusion of Advent and Polish Re in 2009 and the impact of purchases of higher yielding municipal and other tax exempt debt securities and corporate bonds in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities.

Net Gains on Investments

Net gains on investments earned by the insurance and reinsurance operations decreased in 2010 to $215.4 from $668.0 in 2009. Consolidated net gains on investments in 2010 of $188.5 (2009 – $944.5; 2008 – $2,570.7) included net gains of $98.7 (2009 – $129.2; 2008 – $499.8) for the runoff companies and $125.6 of net losses (2009 – net gains of $147.3; 2008 – net gains of $689.1) for the holding company in addition to the net investment gains of the insurance and reinsurance operating companies. Consolidated net gains on investments in 2010 of $188.5 (2009 – $944.5; 2008 – $2,570.7) were comprised as follows:

	2010	2009	2008

Net gains (losses) on investments:
Common stocks	476.5	239.0	35.7
Equity derivatives	(755.9)	224.3	2,061.1
Bonds	573.9	937.9	218.9
Preferred stocks	(13.8)	26.6	3.0
Other derivatives	26.4	(147.2)	1,305.7
Partial disposition of investee company	77.9	–	–
Provisions for other than temporary impairments	(33.7)	(340.0)	(1,011.8)
Foreign currency	(178.2)	(17.6)	(45.4)
Other	15.4	21.5	3.5

	188.5	944.5	2,570.7

Net gains on investments in 2010 included net mark-to-market losses of $936.6 related to short equity and equity index total return swaps (included in equity derivatives in the table above) which were partially offset by net gains on long equity total return swaps and equity warrants. The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings, the majority of which are carried at fair value with mark-to-market gains and losses recorded in other comprehensive income (loss) until realized or impaired. At December 31, 2010, equity hedges represented approximately 88.8% of the company’s equity and equity-related holdings ($6,854.5). The net pre-tax impact on total equity of the company’s equity hedging program was a decrease of $51.4 in 2010 as indicated in the tabular analysis under the heading of Market Price Fluctuations in note 20 to the consolidated financial statements. The year ended 2010 also included net mark-to-market losses of $170.9 on U.S. state and municipal bonds included in bonds in the table above. These were comprised primarily of net mark-to-market losses arising from an increase in interest rates during 2010 (most notably in the fourth quarter) and were more than offset by net gains on corporate and other bonds.

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During 2010, the company added a net notional amount of $933.6 to its equity total return swaps – long positions on individual equity securities for investment purposes. As a result of volatility in the equity markets and international credit concerns, the company has taken measures to protect its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps. Accordingly, the company added short positions in certain equities ($284.4 notional amount entered into during the third quarter of 2010), the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5 entered into during the second quarter of 2010) and to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52 entered into during the third quarter of 2009). During the fourth quarter of 2010, the company closed out $212.4 of the original notional amount of its short positions in S&P 500 index total return swaps to realign its equity hedges with its underlying equity and equity-related holdings (this transaction had a nominal impact on the average S&P 500 index value of the remaining $1.3 billion original notional amount of S&P 500 index total return

FAIRFAX FINANCIAL HOLDINGS LIMITED

swaps). At December 31, 2010, equity hedges represented approximately 88.8% of the company’s equity and equity-related holdings ($6,854.5). During 2010, the company paid net cash of $796.9 (2009 – $107.5; 2008 – received net cash of $2,053.8) to satisfy obligations incurred in connection with the quarterly reset provisions of its short equity and equity index total return swaps. During 2010, the company received net cash of $91.9 (2009 – $83.3; 2008 – nil) from counterparties in connection with the quarterly reset provisions of the company’s long equity total return swaps. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 9.4 years (10.0 years at December 31, 2009), a notional amount of $34,182.3 and fair value of $328.6 at December 31, 2010. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During 2010, the company purchased $32,607.2 (2009 – $1,490.7) notional amount of CPI-linked derivative contracts at a cost of $291.4 (2009 – $8.8) and recorded net mark-to-market gains of $28.1 (2009 – net mark-to-market losses of $0.5) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the reasonably likely future impact of this aspect of the company’s risk management program.

Since 2003, subsidiary portfolio investments and holding company investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of risks affecting specific financial assets of the company, exposures potentially affecting the fair value of the company’s fixed income portfolio and of broader systemic risk. The company’s holdings of credit default swap contracts declined significantly by the end of 2010 as described above. The company determined not to utilize credit default swaps currently as part of its economic hedging program and therefore not to replace its credit default swaps as sales or expiries occurred, with the result that the company no longer has significant holdings of credit default swaps. Accordingly, the company no longer considers credit default swaps to be an economic hedge of its financial assets effective January 1, 2011.

The consolidated investment portfolio included $5.4 billion ($5.5 billion at December 31, 2009) of U.S. state and municipal bonds (approximately $4.3 billion tax-exempt, $1.1 billion taxable), almost all of which were purchased during 2008. Of the $5.4 billion ($5.4 billion at December 31, 2009) held in the subsidiary investment portfolios at December 31, 2010, approximately $3.5 billion ($3.5 billion at December 31, 2009) were fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds. During the fourth quarter of 2010, interest rates on U.S. state and municipal bonds increased and resulted in the company recognizing significant mark-to-market losses in consolidated net earnings. Notwithstanding these fourth quarter losses, at December 31, 2010, the aggregate net fair value of the company’s U.S. state and municipal bond portfolio remained in excess of the cost paid to acquire these bonds in 2008 (when credit spreads were significantly wider than at December 31, 2010).

In the normal course of effecting its economic hedging strategy with respect to credit risk, the company expects that there may be periods where the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item, due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding to a new hedging program or discontinuing an existing hedging program.

Interest Expense

Consolidated interest expense increased 17.5% to $195.4 in 2010 from $166.3 in 2009, primarily reflecting the additional interest expense incurred following the company’s third quarter 2009 issuance of Cdn$400.0 of senior unsecured notes, the company’s second quarter 2010 issuance of Cdn$275.0 of senior unsecured notes, interest expense incurred on Zenith National’s redeemable debentures following the acquisition of Zenith National in the second quarter of 2010 and interest expense incurred on the TIG Note in connection with the acquisition of GFIC in the third quarter of 2010, as described in note 19 to the consolidated financial statements.

Consolidated interest expense increased 4.9% to $166.3 in 2009 from $158.6 in 2008, primarily reflecting the additional interest expense incurred following the company’s third quarter 2009 issuance of Cdn$400.0 of senior unsecured notes, partially offset by decreased interest expense as a result of lower subsidiary debt in 2009 compared to 2008.

Consolidated interest expense is comprised of the following:

	2010	2009	2008

Fairfax	125.9	101.4	89.1
Crum & Forster	28.2	27.8	28.3
Zenith National	2.5	–	–
OdysseyRe	30.5	31.0	34.2
Cunningham Lindsey	–	–	4.0
Advent	4.5	5.1	2.6
Runoff (TIG)	3.2	–	–
Ridley	0.6	1.0	0.4

	195.4	166.3	158.6

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and investment income, including net investment gains and losses, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	2010	2009	2008

Fairfax corporate overhead	83.9	88.3	94.7
Subsidiary holding companies corporate overhead	59.9	64.3	44.6
Holding company interest and dividends	(14.8)	(36.4)	(28.8)
Holding company net (gains) losses on investments	125.6	(147.3)	(689.1)
Investment management and administration fees	(65.7)	(64.9)	(53.3)

	188.9	(96.0)	(631.9)

Fairfax corporate overhead expense in 2010 decreased to $83.9 from $88.3 in 2009, primarily as a result of a recovery of a corporate reinsurance recoverable which was fully provided for in a prior period, partially offset by increased legal expenses. Subsidiary holding companies’ corporate overhead expense decreased to $59.9 in 2010 from $64.3 in 2009, principally due to decreased charitable donations and decreased legal and compensation expenses during 2010. Interest and dividends earned on holding company cash, short term investments and marketable securities decreased in 2010 compared to 2009 as a result of increased expenses incurred in connection with total return swaps and lower equity earnings of investees. Net losses on investments at the holding company of $125.6 in 2010 included $154.4 of net losses on common stocks and equity derivatives (including $194.2 of net mark-to-market losses related to the company’s equity hedges), $15.8 of net losses on credit default swaps and other derivatives and $11.8 of net losses on preferred stocks, partially offset by $43.2 of net gains on bonds. Net gains on investments at the holding company of

FAIRFAX FINANCIAL HOLDINGS LIMITED

$147.3 in 2009 included $121.1 of net gains on common stocks and equity derivatives, $68.2 of net gains on bonds, $8.2 of net gains related to foreign currency and $7.9 of net gains on preferred stocks, partially offset by $72.0 of net losses related to credit default swaps and other derivatives and $10.8 of other than temporary impairments recorded on common stocks and bonds.

Fairfax corporate overhead expense in 2009 declined to $88.3 from $94.7 in 2008, primarily reflecting lower legal expenses, partially offset by increased compensation expenses. Subsidiary holding companies corporate overhead expenses increased from $44.6 in 2008 to $64.3 in 2009, principally as a result of increased compensation and legal expenses. Interest and dividend income increased in 2009, reflecting increased average holdings of cash, short term investments and marketable securities during the year. Net investment gains were $147.3 in 2009 compared to net investment gains of $689.1 in 2008 (including $693.0 of net gains on common stocks and equity derivatives and $209.4 of net gains related to credit default swaps and other derivatives, partially offset by $77.2 of other than temporary impairments recorded on common stocks and bonds, $142.8 of net losses on bonds and $15.2 of net losses related to foreign currency).

Income Taxes

The $119.5 recovery of income taxes in 2010 differed from the company’s Canadian statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), the recognition of the benefit of previously unrecorded accumulated income tax losses, the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which was not taxable and the gain on previously owned common shares of Zenith National which incurred no additional tax, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rate of 17.8% implicit in the $214.9 provision for income taxes in 2009 differed from the company’s Canadian statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the recognition of the benefit of previously unrecorded accumulated income tax losses and the release of $30.7 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate of 30.9% implicit in the $755.6 provision for income taxes in 2008 differed from the company’s statutory income tax rate of 33.5% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, the release of $23.3 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, and the effect of reduced unrealized foreign currency gains on the company’s publicly issued debt securities, partially offset by the effect of the unrecorded tax benefit on unrealized losses arising from other than temporary impairments recorded on common stock and bond investments.

Non-controlling Interests

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings is comprised as follows:

	2010	2009	2008

OdysseyRe	–	128.8	209.3
Northbridge	–	2.7	18.4
Ridley	1.3	0.3	0.2
Advent	–	0.8	(13.6)
Fairfax Asia	0.9	1.3	0.6

	2.2	133.9	214.9

During the first quarter of 2009, Fairfax completed the Northbridge going private transaction, increasing the company’s ownership of Northbridge to 100%. During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax. These transactions are described in note 19 to the consolidated financial statements.

During 2009 (prior to the OdysseyRe privatization), OdysseyRe purchased on the open market approximately 1.8 million (2008 – 9.5 million) of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of OdysseyRe to 72.6% as at September 30, 2009. During the first quarter of 2009, the company completed the Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100%. During 2008, Northbridge purchased on the open market 2.3 million of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of Northbridge to 63.6% prior to its privatization. Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and the related non-controlling interest in its consolidated statements of earnings. During the fourth quarter of 2008 and the first six months of 2009, the company purchased an additional 8.1% and 0.1% interest in Advent respectively, increasing the company’s total ownership interest in Advent to 66.7% (27.1 million common shares). On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares already owned by Fairfax and its affiliates, for 220 U.K. pence in cash per common share. Upon acquiring a 67.9% interest in Ridley in the fourth quarter of 2008 (an additional 3.1% interest was acquired in 2009), the company commenced the consolidation of Ridley’s results of operations and the related non-controlling interest in its consolidated statements of earnings.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly or to support letters of credit issued for the following purposes, are regulatory deposits (such as with U.S. states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.7 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2010, as described in note 4 to the consolidated financial statements, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. Our reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish their estimated provisions. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including incurred but not reported (“IBNR”) based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original provisions can be developed.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The aggregate net unfavourable development of ($14.7) and ($30.3) in 2010 and 2009 respectively were comprised as shown in the following table:

Favourable/(Unfavourable)
	2010	2009

Insurance – Canada (Northbridge)	1.2	14.1
– U.S. (Crum & Forster)	(11.3)	25.0
– Asia (Fairfax Asia)	10.0	8.1
Reinsurance – OdysseyRe	3.6	11.3
Reinsurance and Insurance – Other	32.4	(31.2)

Insurance and reinsurance operating companies	35.9	27.3
Runoff	(50.6)	(57.6)

Net reserve development	(14.7)	(30.3)

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff operations for the most recent five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff operations was $16,270.3 as at December 31, 2010 – the amount shown as provision for claims on Fairfax’s consolidated balance sheet.

Reconciliation of Provision for Claims and LAE as at December 31

	2010	2009	2008	2007	2006

Insurance subsidiaries owned throughout the year	3,849.0	3,810.4	3,716.3	3,478.3	3,184.0
Insurance subsidiaries acquired during the year(1)	964.3	–	–	–	–

Total insurance subsidiaries	4,813.3	3,810.4	3,716.3	3,478.3	3,184.0

Reinsurance subsidiaries owned throughout the year(2)	5,906.9	5,629.6	4,964.3	5,051.5	4,986.7
Reinsurance subsidiaries acquired during the year(3)	–	68.4	372.9	–	–

Total reinsurance subsidiaries	5,906.9	5,698.0	5,337.2	5,051.5	4,986.7

Runoff subsidiaries owned throughout the year	1,700.6	1,956.7	1,989.9	2,116.5	2,487.9
Runoff subsidiaries acquired during the year(4)	394.4	–	–	–	–

Total runoff subsidiaries	2,095.0	1,956.7	1,989.9	2,116.5	2.487.9

Net provision for claims and LAE	12,815.2	11,465.1	11,043.4	10,646.3	10,658.6
Reinsurance gross-up	3,455.1	3,301.6	3,685.0	4,401.8	4,843.7

Gross provision for claims and LAE	16,270.3	14,766.7	14,728.4	15,048.1	15,502.3

(1)	Zenith National in 2010.

(2)	Including Group Re.

(3)	Polish Re in 2009 and Advent in 2008.

(4)	GFIC and Syndicate 2112 in 2010.

The fourteen tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Reinsurance and Insurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Reinsurance and Insurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for claims and LAE at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.

With regard to the five tables that follow that show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, Crum & Forster and OdysseyRe show the development of the provision for claims reserves including LAE by accident year commencing in 2000, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2010. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge

	2010	2009	2008	2007	2006
	(In Cdn$ except as indicated)

Provision for claims and LAE at January 1	1,973.3	1,931.8	1,696.0	1,640.2	1,408.7

Incurred losses on claims and LAE
Provision for current accident year’s claims	769.2	849.4	925.3	778.4	780.8
Foreign exchange effect on claims	(7.9)	(36.6)	59.2	(46.8)	0.8
Increase (decrease) in provision for prior accident years’ claims	(1.3)	(16.0)	(67.1)	(31.5)	54.1

Total incurred losses on claims and LAE	760.0	796.8	917.4	700.1	835.7

Payments for losses on claims and LAE
Payments on current accident year’s claims	(266.3)	(272.3)	(298.6)	(267.9)	(251.1)
Payments on prior accident years’ claims	(472.7)	(483.0)	(383.0)	(376.4)	(353.1)

Total payments for losses on claims and LAE	(739.0)	(755.3)	(681.6)	(644.3)	(604.2)

Provision for claims and LAE at December 31	1,994.3	1,973.3	1,931.8	1,696.0	1,640.2
Exchange rate	1.0064	0.9539	0.8100	1.0132	0.8593
Provision for claims and LAE at December 31 converted to U.S. dollars	2,007.0	1,882.3	1,564.8	1,718.4	1,409.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Northbridge the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(In Cdn$)

Provision for claims including LAE	585.5	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3
Cumulative payments as of:
One year later	223.7	200.7	273.7	233.4	279.1	353.1	376.4	383.0	483.0	472.7
Two years later	333.8	366.6	396.9	377.9	441.8	594.2	619.5	656.0	796.8
Three years later	458.2	451.4	500.1	493.3	576.0	777.3	835.4	887.0
Four years later	525.3	527.2	577.1	585.1	707.7	937.7	1,000.9
Five years later	573.9	580.6	632.3	671.0	803.4	1,055.5
Six years later	609.0	616.3	687.0	729.7	878.5
Seven years later	634.3	654.4	722.3	778.9
Eight years later	660.5	677.3	753.3
Nine years later	676.7	701.5
Ten years later	697.3
Reserves re-estimated as of:
One year later	617.9	630.1	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8
Two years later	634.3	672.3	792.1	880.8	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2
Three years later	673.9	721.8	812.2	890.1	1,096.7	1,412.5	1,510.3	1,635.1
Four years later	717.2	741.6	826.9	903.2	1,107.2	1,400.2	1,507.9
Five years later	724.5	752.2	836.6	924.4	1,117.7	1,398.4
Six years later	734.8	762.1	857.9	935.0	1,124.7
Seven years later	743.2	780.4	862.7	945.3
Eight years later	756.8	784.7	876.1
Nine years later	766.8	803.0
Ten years later	785.6
Favourable (unfavourable) development	(200.1)	(181.1)	(147.2)	(89.9)	29.2	10.3	132.3	60.9	30.6	7.5

Northbridge experienced net favourable development of prior years’ reserves of Cdn$7.5 during 2010 as a result of net favourable development of Cdn$1.3 and the favourable effect of foreign currency movements on the translation of the U.S. dollar-denominated claims liabilities of Commonwealth and Markel of Cdn$6.2. The net favourable reserve development of Cdn$1.3 primarily reflected net favourable development across most lines of coverage and accident years, partially offset by adverse development principally attributable to pre-1990 liability claims reserves in the small-to-medium account segment, increased claims reserves on certain previously discontinued programs and increased provisions for uncollectible reinsurance recoverables. The total favourable impact of the foreign exchange effect on claims reserves of Cdn$7.9 was principally as a result of the strengthening of the Canadian dollar relative to the U.S. dollar during 2010 and comprised Cdn$6.2 on prior years and Cdn$1.7 on the current year.

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
	2000 &
As at December 31	Prior	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(In Cdn$)

End of first year	585.5	227.7	299.5	404.2	522.4	573.1	531.6	508.1	640.8	572.4	501.2
One year later	617.9	219.6	253.3	346.4	467.2	646.8	499.2	505.1	631.7	547.6
Two years later	634.3	222.1	271.0	342.3	437.2	600.5	485.9	501.3	649.1
Three years later	673.9	228.4	271.3	336.9	426.9	584.4	463.2	503.5
Four years later	717.2	240.9	275.4	340.3	416.2	561.6	462.5
Five years later	724.5	241.2	275.2	340.2	416.1	552.8
Six years later	734.8	242.6	278.3	346.0	412.8
Seven years later	743.2	247.3	278.6	342.9
Eight years later	756.8	241.7	273.9
Nine years later	766.8	241.1
Ten years later	785.6
Favourable (unfavourable) development	(34.2)%	(5.9)%	8.5%	15.2%	21.0%	3.5%	13.0%	0.9%	(1.3)%	4.3%

Accident year 2009 experienced favourable development due to better than expected emergence in commercial property from the large account segment. Accident year 2008 reflected adverse development due to worse than expected emergence in commercial liability and automobile claims. Accident years 2002 to 2007 reflected cumulative net favourable development, largely attributable to lower than expected claims emergence in commercial automobile and property lines of business. Reserves for the 2001 accident year were adversely impacted by higher than expected severity of automobile-related claims and general liability claims. Reserves for the 2000 and prior period were impacted by pre-1990 general liability claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

U.S. Insurance

The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. Zenith National was included in U.S. insurance subsequent to its acquisition on May 20, 2010. Beginning in 2006 and until May 20, 2010, U.S. insurance consisted of Crum & Forster only. The years prior to 2006 included Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. runoff. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2010	2009	2008	2007	2006

Provision for claims and LAE at January 1	1,789.4	2,038.3	1,668.9	1,686.9	1,756.7

Transfer of Fairmont to Runoff(1)	–	–	–	–	(146.2)

Incurred losses on claims and LAE
Provision for current accident year’s claims	532.3	566.0	802.8	816.8	762.2
Increase (decrease) in provision for prior accident years’ claims	11.3	(25.0)	59.0	(46.6)	(48.9)

Total incurred losses on claims and LAE	543.6	541.0	861.8	770.2	713.3

Payments for losses on claims and LAE
Payments on current accident year’s claims(2)	(143.4)	(157.0)	(228.3)	(217.2)	(158.0)
Payments on prior accident years’ claims	(550.6)	(632.9)	(264.1)	(571.0)	(478.9)

Total payments for losses on claims and LAE	(694.0)	(789.9)	(492.4)	(788.2)	(636.9)

Provision for claims and LAE at December 31 before the undernoted	1,639.0	1,789.4	2,038.3	1,668.9	1,686.9

Insurance subsidiaries acquired during the year(3)	964.3	–	–	–	–

Provision for claims and LAE at December 31	2,603.3	1,789.4	2,038.3	1,668.9	1,686.9

(1)	Crum & Forster transferred the Fairmont entities to U.S. runoff in 2006.

(2)	Reduced by $302.5 of proceeds from a significant reinsurance commutation in 2008.

(3)	Zenith National in 2010.

The following table shows for Crum & Forster the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

Crum & Forster’s Calendar Year Claims Reserve Development (excluding Fairmont prior to 2006)

	Calendar year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Provision for claims including LAE	1,736.6	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	1,639.0
Cumulative payments as of:
One year later	667.2	447.0	161.3	460.0	466.0	478.9	571.0	264.1	632.9	550.6
Two years later	1,012.2	525.0	514.5	792.2	796.7	848.7	629.2	649.0	1,033.9
Three years later	1,083.8	812.4	780.0	1,045.1	1,066.1	804.7	904.3	956.4
Four years later	1,311.1	1,029.8	970.2	1,257.1	959.6	1,013.8	1,139.1
Five years later	1,483.6	1,185.5	1,144.6	1,111.5	1,118.3	1,195.1
Six years later	1,613.9	1,337.6	960.8	1,241.7	1,265.4
Seven years later	1,739.9	1,137.6	1,064.1	1,370.8
Eight years later	1,531.6	1,232.6	1,167.8
Nine years later	1,617.9	1,329.7
Ten years later	1,707.1
Reserves re-estimated as of:
One year later	1,691.0	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7
Two years later	1,708.3	1,411.7	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5
Three years later	1,754.8	1,420.7	1,308.2	1,513.3	1,499.7	1,640.4	1,700.3	1,711.8
Four years later	1,765.2	1,438.6	1,296.8	1,545.5	1,616.7	1,653.0	1,732.0
Five years later	1,779.1	1,437.0	1,330.0	1,674.8	1,658.2	1,688.5
Six years later	1,794.1	1,469.0	1,457.2	1,719.4	1,687.3
Seven years later	1,816.6	1,592.4	1,472.9	1,746.8
Eight years later	1,945.5	1,607.5	1,488.8
Nine years later	1,957.5	1,623.9
Ten years later	1,977.6
Favourable (unfavourable) development	(241.0)	(305.7)	(250.4)	(208.6)	(109.1)	(77.9)	(45.1)	(42.9)	22.8	(11.3)

In 2010, Crum & Forster experienced $11.3 of net unfavourable development of prior years’ reserves, principally related to general liability lines and workers’ compensation for the recent accident years and reserve strengthening related to two large prior year claims in general liability and surety lines, partially offset by net favourable emergence in umbrella lines and at Crum & Forster’s Seneca division.

The following table is derived from the “Crum & Forster’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Crum & Forster’s Accident Year Claims Reserve Development

	Accident year
	2000 &
As at December 31	Prior	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

End of first year	1,736.6	294.4	347.7	420.9	530.1	529.7	604.2	599.6	574.5	408.9	388.9
One year later	1,691.0	296.6	313.9	383.5	470.9	518.5	594.0	582.5	585.1	418.0
Two years later	1,708.3	324.1	312.2	389.1	455.9	491.6	555.1	563.0	567.8
Three years later	1,754.8	322.8	316.7	377.8	414.2	489.7	526.3	550.9
Four years later	1,765.2	326.7	306.8	376.8	401.9	460.8	522.5
Five years later	1,779.1	310.1	308.0	378.9	398.8	467.2
Six years later	1,794.1	319.6	311.8	407.8	400.5
Seven years later	1,816.6	314.2	312.4	419.4
Eight years later	1,945.5	317.2	311.9
Nine years later	1,957.6	313.5
Ten years later	1,977.6
Favourable (unfavourable) development	(13.9)%	(6.5)%	10.3%	0.4%	24.4%	11.8%	13.5%	8.1%	1.2%	(2.2)%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Adverse development in accident year 2001 and 2000 and prior accident years reflected the impact of increased frequency and severity on casualty lines and the effects of increased competitive conditions during this period, and included strengthening of asbestos, environmental and latent claims reserves on 2000 and prior accident years. Accident years 2002 to 2007 experienced net favourable development, principally attributable to workers’ compensation and favourable development on general liability and commercial multi-peril exposures experiencing decreased loss activity. Accident year 2008 experienced favourable development of property and general liability reserves due to lower than expected claims costs. Accident year 2009 experienced unfavourable development due to higher claims emergence than expected for workers’ compensation.

Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2010	2009	2008	2007	2006

Provision for claims and LAE at January 1	138.7	113.2	91.0	87.6	74.7

Incurred losses on claims and LAE
Provision for current accident year’s claims	130.2	92.8	65.5	43.1	34.7
Foreign exchange effect on claims	12.7	2.5	0.1	2.2	2.1
Increase (decrease) in provision for prior accident years’ claims	(10.0)	(8.1)	3.4	(4.4)	2.8

Total incurred losses on claims and LAE	132.9	87.2	69.0	40.9	39.6

Payments for losses on claims and LAE
Payments on current accident year’s claims	(24.0)	(20.7)	(15.9)	(11.0)	(11.1)
Payments on prior accident years’ claims	(44.6)	(41.0)	(30.9)	(26.5)	(15.6)

Total payments for losses on claims and LAE	(68.6)	(61.7)	(46.8)	(37.5)	(26.7)

Provision for claims and LAE at December 31	203.0	138.7	113.2	91.0	87.6

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired

Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004

Fairfax Asia’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Provision for claims including LAE	11.0	29.6	23.1	25.1	54.7	74.7	87.6	91.0	113.2	138.7	203.0
Cumulative payments as of:
One year later	5.7	19.0	10.1	7.9	13.3	15.6	26.5	30.9	41.0	44.6
Two years later	7.9	26.1	14.1	13.1	21.9	32.6	45.2	49.8	56.5
Three years later	9.7	27.9	16.5	15.9	29.1	44.6	56.3	55.8
Four years later	10.8	29.1	17.8	17.3	32.6	50.3	58.8
Five years later	11.6	29.5	18.2	17.9	33.8	51.1
Six years later	11.6	29.7	18.5	18.2	34.2
Seven years later	11.7	29.8	18.7	18.3
Eight years later	11.7	30.0	18.8
Nine years later	11.7	30.0
Ten years later	11.7
Reserves re-estimated as of:
One year later	13.4	32.8	22.4	24.9	59.6	79.6	84.5	94.9	106.0	136.3
Two years later	14.1	32.3	22.2	23.1	58.2	72.2	84.1	84.7	100.2
Three years later	13.6	32.2	21.3	21.2	49.9	71.8	75.0	79.5
Four years later	13.3	31.5	20.5	20.0	48.3	64.7	72.2
Five years later	12.8	30.8	19.6	20.0	43.5	63.4
Six years later	12.3	30.2	19.8	19.2	42.9
Seven years later	11.9	30.4	19.6	19.2
Eight years later	11.9	30.4	19.7
Nine years later	11.9	30.4
Ten years later	11.8
Favourable (unfavourable) development	(0.8)	(0.8)	3.4	5.9	11.8	11.3	15.4	11.5	13.0	2.4

Fairfax Asia experienced net favourable reserve development of $2.4 during 2010 as a result of net favourable loss reserve development of $10.0, partially offset by unfavourable foreign exchange movements of $7.6 on translation of prior accident years’ claims liabilities denominated in foreign currencies. The net favourable reserve development primarily related to workers’ compensation, marine cargo and general liability lines of business at Falcon, partially offset by net unfavourable development in the hull line of business. The total unfavourable foreign exchange effect on claims reserves of $12.7 was principally related to the strengthening of the Singapore dollar relative to the U.S. dollar during 2010 and was comprised of unfavourable development of $7.6 on prior accident years and unfavourable development of $5.1 on the current accident year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2010	2009	2008	2007	2006

Provision for claims and LAE at January 1	4,666.3	4,560.3	4,475.6	4,403.1	3,865.4

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,320.6	1,313.3	1,518.8	1,367.9	1,344.3
Foreign exchange effect on claims	46.5	58.8	(143.2)	26.6	46.6
Increase (decrease) in provision for prior accident years’ claims	(3.6)	(11.3)	(10.1)	40.5	185.4

Total incurred losses on claims and LAE	1,363.5	1,360.8	1,365.5	1,435.0	1,576.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(184.4)	(230.6)	(264.8)	(251.4)	(251.3)
Payments on prior accident years’ claims	(988.2)	(1,024.2)	(1,016.0)	(1,111.1)	(787.3)

Total payments for losses on claims and LAE	(1,172.6)	(1,254.8)	(1,280.8)	(1,362.5)	(1,038.6)

Provision for claims and LAE at December 31	4,857.2	4,666.3	4,560.3	4,475.6	4,403.1

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Provision for claims including LAE	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2
Cumulative payments as of:
One year later	596.2	616.2	601.8	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2
Two years later	1,009.9	985.4	998.8	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1
Three years later	1,276.4	1,295.5	1,423.6	1,455.7	1,835.7	2,160.9	2,273.0	2,123.5
Four years later	1,553.1	1,601.6	1,562.6	1,898.4	2,221.0	2,520.9	2,661.8
Five years later	1,802.2	1,665.8	1,932.4	2,206.1	2,490.5	2,831.1
Six years later	1,827.3	1,968.7	2,188.1	2,426.5	2,734.3
Seven years later	2,061.8	2,173.5	2,373.8	2,625.8
Eight years later	2,224.6	2,327.9	2,546.2
Nine years later	2,352.3	2,476.7
Ten years later	2,475.6
Reserves re-estimated as of:
One year later	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7
Two years later	1,768.1	1,904.2	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7
Three years later	1,987.9	2,155.2	2,527.7	3,049.6	3,736.1	4,221.3	4,564.3	4,537.8
Four years later	2,241.1	2,468.0	2,827.3	3,293.8	3,837.5	4,320.5	4,623.1
Five years later	2,535.0	2,725.8	3,076.8	3,414.1	3,950.1	4,393.0
Six years later	2,750.5	2,973.6	3,202.2	3,534.4	4,023.3
Seven years later	2,968.9	3,079.3	3,324.8	3,606.0
Eight years later	3,068.6	3,193.7	3,396.0
Nine years later	3,181.5	3,269.3
Ten years later	3,252.2
Favourable (unfavourable) development	(1,585.4)	(1,594.9)	(1,551.4)	(1,265.1)	(890.8)	(527.6)	(220.0)	(62.2)	(7.4)	3.6

OdysseyRe experienced net favourable prior period reserve development of $3.6 in 2010, primarily attributable to net favourable development in the U.S. Insurance ($30.4), London Market ($23.5) and EuroAsia divisions ($6.3), partially offset by net adverse development in the Americas division ($56.6) related to pre-2002 casualty reserves and included strengthening of asbestos claims ($44.4).

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
	2000 &
As at December 31	Prior	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

End of first year	1,666.8	580.9	720.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7
One year later	1,689.7	568.7	673.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2
Two years later	1,767.7	512.7	661.6	856.4	1,119.7	1,321.2	1,047.5	1,045.7	1,045.9
Three years later	1,987.7	510.2	675.4	824.1	1,074.6	1,297.5	1,031.1	1,025.8
Four years later	2,241.4	529.2	717.7	818.8	1,055.9	1,284.1	1,017.4
Five years later	2,535.2	571.6	719.4	813.7	1,048.1	1,283.4
Six years later	2,750.5	601.0	739.1	811.4	1,049.7
Seven years later	2,968.8	606.9	747.3	811.7
Eight years later	3,068.6	608.4	742.9
Nine years later	3,181.5	613.3
Ten years later	3,252.2
Favourable (unfavourable) development	(95.1)%	(5.6)%	(3.1)%	17.3%	15.5%	13.3%	10.7%	10.3%	5.8%	2.0%

The increase in reserves on accident years 2000 and prior for calendar year 2010 related principally to increased reserves for asbestos and environmental pollution liabilities. The increases in reserves on accident years 2001 and 2002 in recent calendar years related principally to casualty reinsurance written in the United States.

Improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2009. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance and Insurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Reinsurance and Insurance – Other (being only Group Re prior to 2008) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Reinsurance and Insurance – Other

	2010	2009	2008	2007	2006

Provision for claims and LAE at January 1	1,004.1	742.0	554.4	558.8	632.3

Transfer to Runoff(1)	–	–	(97.9)	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	429.3	371.4	132.4	168.6	201.0
Foreign exchange effect on claims	20.1	69.0	(86.7)	65.0	(0.4)
Increase (decrease) in provision for prior accident years’ claims	(32.4)	31.2	2.3	(28.4)	25.2

Total incurred losses on claims and LAE	417.0	471.6	48.0	205.2	225.8

Payments for losses on claims and LAE
Payments on current accident year’s claims	(126.4)	(81.5)	(42.4)	(54.4)	(73.7)
Payments on prior accident years’ claims	(270.3)	(196.4)	(93.0)	(155.2)	(225.6)

Total payments for losses on claims and LAE	(396.7)	(277.9)	(135.4)	(209.6)	(299.3)

Insurance subsidiaries acquired during the year(2)	–	68.4	372.9	–	–

Provision for claims and LAE at December 31 excluding CTR Life	1,024.4	1,004.1	742.0	554.4	558.8
CTR Life	25.3	27.6	34.9	21.5	24.8

Provision for claims and LAE at December 31	1,049.7	1,031.7	776.9	575.9	583.6

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008.

(2)	Polish Re in 2009 and Advent in 2008.

The following table shows for Reinsurance and Insurance – Other (being only Group Re prior to 2008) the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Reinsurance and Insurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Provisions for claims including LAE	209.8	232.4	226.1	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4
Cumulative payments as of:
One year later	47.5	66.6	78.2	115.8	54.3	40.3	85.9	93.0	197.7	240.5
Two years later	100.5	129.7	175.5	152.8	74.6	104.3	151.9	160.5	262.5
Three years later	146.0	215.0	206.0	164.9	128.8	160.5	209.4	238.7
Four years later	221.0	232.0	209.0	210.0	179.2	206.6	267.3
Five years later	227.7	222.5	243.4	251.8	216.2	252.7
Six years later	205.4	243.7	276.7	280.8	252.5
Seven years later	220.4	265.2	299.5	309.6
Eight years later	237.9	279.7	320.6
Nine years later	249.8	293.8
Ten years later	262.3
Reserves re-estimated as of:
One year later	205.3	229.5	268.2	286.3	279.6	319.4	429.4	383.8	833.5	989.2
Two years later	202.8	258.5	295.2	302.9	288.2	361.9	375.8	454.1	833.0
Three years later	222.7	277.5	310.1	317.3	326.7	322.9	436.9	484.2
Four years later	242.0	283.2	323.4	348.4	302.8	377.6	458.0
Five years later	245.3	291.1	348.1	338.0	351.7	393.3
Six years later	251.5	307.9	343.5	375.2	364.5
Seven years later	266.0	305.8	374.6	384.7
Eight years later	266.9	327.1	380.3
Nine years later	287.1	334.7
Ten years later	295.7
Favourable (unfavourable) development	(85.9)	(102.3)	(154.2)	(121.4)	(96.9)	(77.7)	(84.5)	(27.7)	(91.0)	14.9

(1)	The table above has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

Reinsurance and Insurance – Other experienced net favourable development of prior years’ reserves of $14.9 during 2010 as a result of net favourable loss reserve development of $32.4, comprising net favourable development at Advent (principally related to the World Trade Center claims) and Polish Re, partially offset by net adverse development at Group Re and the unfavourable effect of foreign currency movements of $17.5, principally related to the translation of the Canadian dollar-denominated claims liabilities of CRC Re. The total unfavourable impact of the foreign exchange effect on claims reserves of $20.1 was principally as a result of the strengthening of the Canadian dollar relative to the U.S. dollar during 2010 and comprised of $17.5 on prior years and $2.6 on the current year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The following table shows for Fairfax’s Runoff operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff

	2010	2009		2008	2007	2006

Provision for claims and LAE at January 1	1,956.7	1,989.9		2,116.5	2,487.9	1,797.9

Transfer to Runoff(1)	–	–		97.9	–	146.2

Incurred losses on claims and LAE
Provision for current accident year’s claims	1.8	–		13.7	5.3	96.2
Foreign exchange effect on claims	(8.4)	14.3		(30.5)	21.0	29.9
Increase in provision for prior accident years’ claims	50.6	57.6		64.1	90.9	75.8
Increase in provision – Swiss Re commutation	–	–		–	–	412.6

Total incurred losses on claims and LAE	44.0	71.9		47.3	117.2	614.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(0.1)	–		(2.6)	(4.1)	(32.8)
Payments on prior accident years’ claims	(300.0)	(105.1	)(2)	(269.2)	(484.5)	(37.9	)(3)

Total payments for losses on claims and LAE	(300.1)	(105.1)		(271.8)	(488.6)	(70.7)

Runoff subsidiaries acquired during the year(4)	394.4	–		–	–	–

Provision for claims and LAE at December 31	2,095.0	1,956.7		1,989.9	2,116.5	2,487.9

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008 and Fairmont in 2006.

(2)	Reduced by $136.2 of proceeds received from the commutation of several reinsurance treaties.

(3)	Reduced by $587.4 of proceeds received from the commutation of the Swiss Re corporate adverse development cover.

(4)	GFIC and Syndicate 2112 in 2010.

In 2010, Runoff experienced $50.6 of net adverse development. U.S. runoff experienced $63.7 of net strengthening of prior years’ reserves (primarily related to net strengthening of workers’ compensation and asbestos lines), partially offset by $13.1 of net favourable development of prior years’ reserves in European runoff (primarily comprised of $29.8 of net favourable development across most lines, $9.7 of net releases of unallocated loss adjustment expense, partially offset by $26.4 of increases to provisions for unpaid uncollectible reinsurance recoverable balances).

Asbestos and Pollution

Note: In this Asbestos and Pollution section, figures are in US$ millions unless otherwise indicated. Figures may not add due to rounding.

General A&E Discussion

A number of Fairfax’s subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively “A&E”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, across the country, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, the company faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within the company. Tobacco and methyl tertiary butyl ether (“MTBE”) remain as the most significant potential health hazard exposures facing the company. Although still a risk, lead pigment has had some favorable litigation developments in 2009 resulting in this hazard presenting less of a risk to the company.

Following is an analysis of the company’s gross and net loss and ALAE reserves from A&E exposures at year-end 2010, 2009, and 2008 and the movement in gross and net reserves for those years:

	2010		2009		2008
	Gross	Net	Gross	Net	Gross	Net
Runoff
Provision for A&E claims and ALAE at January 1	906.3	354.1	914.8	276.1	988.8	285.9
A&E losses and ALAE incurred during the year	22.2	16.9	74.6	89.1	26.3	17.4
A&E losses and ALAE paid during the year	94.2	28.2	83.1	11.1	100.3	27.2
Provision for A&E claims and ALAE at December 31	834.3	342.8	906.3	354.1	914.8	276.1
US Insurance
Provision for A&E claims and ALAE at January 1	391.1	340.0	444.6	380.7	485.5	418.6
A&E losses and ALAE incurred during the year	10.8	7.7	26.5	7.0	31.9	34.6
A&E losses and ALAE paid during the year	53.8	45.1	80.0	47.7	72.8	72.5
Insurance subsidiaries acquired during the year(1)	8.6	8.6	–	–	–	–
Provision for A&E claims and ALAE at December 31	356.7	311.2	391.1	340.0	444.6	380.7
OdysseyRe
Provision for A&E claims and ALAE at January 1	413.7	265.6	394.8	260.4	381.2	256.9
A&E losses and ALAE incurred during the year	84.5	53.2	70.3	40.6	76.4	45.1
A&E losses and ALAE paid during the year	55.3	38.0	51.4	35.4	62.8	41.6
Provision for A&E claims and ALAE at December 31	442.9	280.8	413.7	265.6	394.8	260.4
Fairfax Total
Provision for A&E claims and ALAE at January 1	1,711.1	959.7	1,754.2	917.2	1,855.5	961.4
A&E losses and ALAE incurred during the year	117.5	77.8	171.4	136.7	134.6	97.1
A&E losses and ALAE paid during the year	203.3	111.3	214.5	94.2	235.9	141.3
Insurance subsidiaries acquired during the year(1)	8.6	8.6	–	–	–	–
Provision for A&E claims and ALAE at December 31	1,633.9	934.8	1,711.1	959.7	1,754.2	917.2

(1)	Zenith National in 2010.

Reserves presented in the above table, exclude certain reserves related to pre-collected reinsurance recoverable balances from previously commuted reinsurance contracts along with amounts for impaired reinsurers principally at Runoff. At December 31, 2010, these additional reserves amounted to $180.2 (2009 – $196.1; 2008 – $197.9) the majority of which relate to commuted reinsurance balances.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As part of the overall review of its asbestos and environmental exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos and environmental survival ratios:

	Runoff	U.S. Insurance	OdysseyRe

Net loss and ALAE reserves	342.8	311.2	280.8
3-year average net paid loss and ALAE	22.2	56.8	38.3
3-year survival ratio	15.5	5.5	7.3

Asbestos Claim Discussion

Tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. However, expense has increased somewhat as a result of this trend due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2010, 2009, and 2008 and the movement in gross and net reserves for those years:

	2010		2009		2008
	Gross	Net	Gross	Net	Gross	Net
Runoff
Provision for asbestos claims and ALAE at January 1	668.4	251.5	589.0	186.8	655.4	199.9
Asbestos losses and ALAE incurred during the year	57.8	36.2	120.3	74.6	7.1	4.0
Asbestos losses and ALAE paid during the year	62.3	22.7	40.9	9.9	73.5	17.1
Provision for asbestos claims and ALAE at December 31	663.9	265.0	668.4	251.5	589.0	186.8
US Insurance
Provision for asbestos claims and ALAE at January 1	314.1	269.3	356.4	301.8	391.5	333.6
Asbestos losses and ALAE incurred during the year	9.8	6.7	21.2	2.8	23.1	25.2
Asbestos losses and ALAE paid during the year	46.1	39.6	63.5	35.3	58.2	57.0
Insurance subsidiaries acquired during the year(1)	6.6	6.6	–	–	–	–
Provision for asbestos claims and ALAE at December 31	284.4	243.0	314.1	269.3	356.4	301.8
OdysseyRe
Provision for asbestos claims and ALAE at January 1	386.6	241.6	360.6	230.5	339.2	222.4
Asbestos losses and ALAE incurred during the year	73.8	44.4	69.4	40.0	73.8	41.0
Asbestos losses and ALAE paid during the year	51.1	34.2	43.4	28.9	52.4	32.9
Provision for asbestos claims and ALAE at December 31	409.3	251.8	386.6	241.6	360.6	230.5
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,369.1	762.4	1,306.0	719.1	1,386.1	755.9
Asbestos losses and ALAE incurred during the year	141.4	87.3	210.9	117.4	104.0	70.2
Asbestos losses and ALAE paid during the year	159.5	96.5	147.8	74.1	184.1	107.0
Insurance subsidiaries acquired during the year(1)	6.6	6.6	–	–	–	–
Provision for asbestos claims and ALAE at December 31	1,357.6	759.8	1,369.1	762.4	1,306.0	719.1

(1)	Zenith National in 2010.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants.

Crum & Forster has asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners. For the most part, these insureds are defendants on a regional rather than nationwide basis. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, Fairfax evaluates their asbestos exposure on an insured-by-insured basis. Since the mid-1990’s Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2010 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, claims against Fortune 500 companies continue to decline, and while insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,280 sites are included on the National Priorities List (NPL) of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources.

The state of New Jersey as well as various special interest groups and Native American tribes in Washington have and continue to pursue polluters for natural resource damages. However, these claims continue to develop slowly. At this point in time, natural resource damages claims have not developed into significant risks for Fairfax insureds.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2010, 2009, and 2008 and the movement in gross and net reserves for those years:

	2010		2009		2008
	Gross	Net	Gross	Net	Gross	Net

Runoff
Provision for pollution claims and ALAE at January 1	237.9	102.6	325.8	89.3	333.4	86.0
Pollution losses and ALAE incurred during the year	(35.6)	(19.3)	(45.7)	14.5	19.2	13.4
Pollution losses and ALAE paid during the year	31.9	5.5	42.2	1.2	26.8	10.1
Provision for pollution claims and ALAE at December 31	170.4	77.8	237.9	102.6	325.8	89.3
US Insurance
Provision for pollution claims and ALAE at January 1	77.0	70.7	88.2	78.9	94.0	85.0
Pollution losses and ALAE incurred during the year	1.0	1.0	5.3	4.2	8.8	9.4
Pollution losses and ALAE paid during the year	7.7	5.5	16.5	12.4	14.6	15.5
Insurance subsidiaries acquired during the year(1)	2.0	2.0	–	–	–	–
Provision for pollution claims and ALAE at December 31	72.3	68.2	77.0	70.7	88.2	78.9
OdysseyRe
Provision for pollution claims and ALAE at January 1	27.1	24.0	34.2	29.9	42.0	34.5
Pollution losses and ALAE incurred during the year	10.7	8.8	0.9	0.6	2.6	4.1
Pollution losses and ALAE paid during the year	4.2	3.8	8.0	6.5	10.4	8.7
Provision for pollution claims and ALAE at December 31	33.6	29.0	27.1	24.0	34.2	29.9
Fairfax Total
Provision for pollution claims and ALAE at January 1	342.0	197.3	448.2	198.1	469.4	205.5
Pollution losses and ALAE incurred during the year	(23.9)	(9.5)	(39.5)	19.3	30.6	26.9
Pollution losses and ALAE paid during the year	43.8	14.8	66.7	20.1	51.8	34.3
Insurance subsidiaries acquired during the year(1)	2.0	2.0	–	–	–	–
Provision for pollution claims and ALAE at December 31	276.3	175.0	342.0	197.3	448.2	198.1

(1)	Zenith National in 2010.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. The exposure presented by each insured is evaluated; the anticipated cost of resolution assessed and using ground-up, exposure-based analysis a determination of potential impact to Fairfax subsidiaries’ policies is made. This ground-up, exposure based analysis is considered industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

Summary

Management believes that the A&E reserves reported at December 31, 2010 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks that they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($3,993.8 at December 31, 2010) consists of future recoverables on unpaid claims ($3.5 billion), reinsurance receivable on paid losses ($238.1) and unearned premiums from reinsurers ($279.8). This $3.5 billion of future recoverables from reinsurers on unpaid claims at December 31, 2010 increased by $0.2 billion during 2010 from $3.3 billion at December 31, 2009. The increase related primarily to the acquisition of Zenith National and GFIC, the effects of losses ceded to reinsurers related to the Chilean earthquake (principally by OdysseyRe) and business growth at Fairfax Asia, partially offset by continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

The following table presents Fairfax’s top 50 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2010. These 50 reinsurance groups represented 80.2% of Fairfax’s consolidated recoverable from reinsurers at December 31, 2010. In the following table and the accompanying tables in this section, recoverable from reinsurers are reported net of intercompany reinsurance.

		A.M. Best rating	Gross	Net unsecured
		(or S&P	recoverable	recoverable(3)
Group	Principal reinsurers	equivalent)(1)	from reinsurers(2)	from reinsurers

Swiss Re	Swiss Re America Corp.	A	776.5	473.5
Lloyd’s	Lloyd’s	A	296.8	264.4
Munich	Munich Reinsurance Co. of Canada	A+	182.0	162.4
Nationwide	Nationwide Mutual Insurance Co.	A+	137.0	136.9
Berkshire Hathaway	General Reinsurance Corp.	A++	128.6	125.8
Everest	Everest Reinsurance Co.	A+	125.5	105.1
SCOR	SCOR Canada Reinsurance Co.	A	110.6	102.5
HDI	Hannover Rueckversicherung	A	109.7	86.4
CNA	Continental Casualty	A	107.5	72.5
Aegon	Arc Re	(4)	96.3	14.1
Transatlantic	Transatlantic Reinsurance Co.	A	93.2	89.6
GIC	General Insurance Corp. of India	A-	86.6	21.6
Ace	Insurance Co. of North America	A+	80.5	79.0
Enstar	Unionamerica Insurance	NR	66.3	61.6
Alterra	Alterra Bermuda Ltd.	A	58.4	39.6
AXA	Colisee Re	A	55.7	51.5
Travelers	Travelers Indemnity Co.	A+	50.4	49.8
Genworth	Genworth Life and Annuity Insurance Co.	A	49.8	49.8
Platinum	Platinum Underwriters Reinsurance Co.	A	49.5	43.3
Ullico	Ullico Casualty Co.	B+	49.1	–
Arch Capital	Arch Reinsurance Co.	A	46.2	19.7
PartnerRe	Paris Re SA	A	39.5	33.4
Brit	Brit Insurance Ltd.	A	38.2	33.3
Singapore Re	Singapore Re Corp	A-	37.7	13.5
Liberty Mutual	Employers Insurance of Wausau	A	37.6	37.1
MS&AD Insurance Group	Aioi Nissay Dowa Insurance Co. Ltd.	A	34.5	25.5
Cigna	Connecticut General Life Insurance Co.	A	32.3	32.2
AIG	Lexington Insurance	A	31.4	25.6
Aspen	Aspen Insurance UK Ltd	A	30.0	29.3
Chubb	Federal Insurance Co.	A++	29.7	29.5
CCR	Caisse Centrale de Reassurance	A++	29.2	22.4
Aviva	Aviva International Insurance Ltd.	A	26.5	26.2
Randall & Quilter	R&Q Reinsurance Co.	NR	26.1	26.1
Allstate	Allstate Insurance Co.	A+	25.3	25.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

		A.M. Best rating	Gross	Net unsecured
		(or S&P	recoverable	recoverable(3)
Group	Principal reinsurers	equivalent)(1)	from reinsurers(2)	from reinsurers

Renaissance	Renaissance Re	A+	24.7	24.0
Met Life	Metropolitan Life Insurance Co.	A+	24.2	24.2
Toa Re	Toa Reinsurance Co. of America	A	23.5	21.9
FM Global	Factory Mutual Insurance Co.	A+	22.8	22.8
Manulife	John Hancock Life Insurance Co.	A+	22.7	20.4
White Mountains	White Mountains Reinsurance Co. of America	A-	22.5	20.4
Hartford	Excess Insurance Co. Ltd.	A	21.5	18.2
Validus	Validus Reinsurance Ltd.	A-	21.5	19.9
Asia Capital	Asia Capital Re Group Pte Ltd.	A-	20.3	15.3
Starr	Starr Indemnity & Liability Co.	A	18.9	18.9
WR Berkley	Berkley Insurance Co.	A+	18.8	16.8
XL	XL Reinsurance America Inc.	A	18.3	16.5
Axis	Axis Reinsurance Co.	A	17.9	15.9
Tokio Marine	Tokio Marine & Nichido Fire Insurance Co. Ltd.	A++	17.5	16.6
Symetra	Symetra Life Insurance Co.	A	17.5	17.5
Global Re	Global Reinsurance Corp. of America	NR	16.9	15.1

Sub-total			3,503.7	2,712.9
Other reinsurers			863.1	616.8

Total recoverable from reinsurers			4,366.8	3,329.7
Provision for uncollectible reinsurance			373.0	373.0

Recoverable from reinsurers			3,993.8	2,956.7

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)	Before specific provisions for uncollectible reinsurance.

(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

(4)	Aegon is rated A- by S&P; Arc Re is not rated.

The following table presents the classification of the $3,993.8 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2010. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

          Consolidated Recoverable from Reinsurers

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	recoverable	security	recoverable
	equivalent)	from reinsurers	is held	from reinsurers

	A++	176.4	8.5	167.9
	A+	841.0	72.0	769.0
	A	2,077.5	473.2	1,604.3
	A-	262.3	123.7	138.6
	B++	38.0	13.0	25.0
	B+	78.0	55.8	22.2
	B or lower	5.5	–	5.5
	Not rated	806.6	244.3	562.3
	Pools and associations	81.5	46.6	34.9

		4,366.8	1,037.1	3,329.7
Provision for uncollectible reinsurance		373.0		373.0

Recoverable from reinsurers		3,993.8		2,956.7

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,037.1 as at December 31, 2010 as follows:

•	for reinsurers rated A- or better, Fairfax had security of $677.4 against outstanding reinsurance recoverable of $3,357.2;

•	for reinsurers rated B++ or lower, Fairfax had security of $68.8 against outstanding reinsurance recoverable of $121.5; and

•	for unrated reinsurers, Fairfax had security of $244.3 against outstanding reinsurance recoverable of $806.6.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $373.0 provision for uncollectible reinsurance related to the $615.0 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated.

The two following tables separately break out the consolidated recoverable from reinsurers for the operating companies and for the runoff operations. As shown in those tables, approximately 25.0% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2010 (compared to 33.0% at December 31, 2009).

          Recoverable from Reinsurers – Reinsurance and Insurance Operating Companies

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	recoverable	security	recoverable
	equivalent)	from reinsurers	is held	from reinsurers

	A++	158.2	8.4	149.8
	A+	531.4	50.5	480.9
	A	1,639.2	439.2	1,200.0
	A-	242.6	122.8	119.8
	B++	34.0	12.5	21.5
	B+	66.7	53.5	13.2
	B or lower	2.9	–	2.9
	Not rated	359.8	158.6	201.2
	Pools and associations	75.0	46.6	28.4

		3,109.8	892.1	2,217.7
Provision for uncollectible reinsurance		114.2		114.2

Recoverable from reinsurers		2,995.6		2,103.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

          Recoverable from Reinsurers – Runoff Operations

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	recoverable	security	recoverable
	equivalent)	from reinsurers	is held	from reinsurers

	A++	18.2	0.1	18.1
	A+	309.6	21.5	288.1
	A	438.3	34.0	404.3
	A-	19.7	0.9	18.8
	B++	4.0	0.5	3.5
	B+	11.3	2.3	9.0
	B or lower	2.6	–	2.6
	Not rated	446.8	85.7	361.1
	Pools and associations	6.5	–	6.5

		1,257.0	145.0	1,112.0
Provision for uncollectible reinsurance		258.8		258.8

Recoverable from reinsurers		998.2		853.2

Based on the results of the preceding analysis of Fairfax’s reinsurance recoverable and on the credit risk analysis performed by the company’s reinsurance security department as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provided for all likely losses arising from uncollectible reinsurance at December 31, 2010.

The company’s reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance for various reasons including risk diversification and mitigation and protection of capital. As set out in note 9 to the consolidated financial statements, ceded reinsurance transactions had a net favourable pre-tax impact in 2010 of $11.0 (2009 – net negative pre-tax impact of $337.5; net negative pre-tax impact of 2008 – $144.3). Earned premiums ceded to reinsurers increased to $912.5 in 2010 compared to $814.5 in 2009 with increases at OdysseyRe of $48.3 (principally increased utilization of reinsurance at OdysseyRe’s insurance operations), Fairfax Asia of $38.5 (primarily reflecting business growth) and Crum and Forster of $10.6 (due to lower net retentions), partially offset by a decrease at Northbridge of $9.8 (related to Northbridge’s response to the challenging industry pricing conditions, partially offset by the effect of foreign currency translation). Earned premiums ceded to reinsurers in 2009 increased to $814.5 compared to $713.5 in 2008. Earned premiums ceded to reinsurers in 2009 reflected greater reinsurance utilization by OdysseyRe’s insurance operations ($64.2), Crum & Forster ($30.6), Advent ($28.6) and Fairfax Asia ($24.5), partially offset by greater retention of premiums written at Northbridge following changes to its reinsurance programme in 2008 and the effect of the strengthening during 2009 of the U.S. dollar relative to certain other currencies in which the company transacts business (based on annual average rates of exchange). Commissions earned on ceded reinsurance premiums in 2010 increased to $166.8 compared to $145.4 in 2009 (2008 – $144.9) with the increases in commissions earned on ceded reinsurance premiums generally following the increases in earned premiums ceded to reinsurers as described above. Increased claims incurred ceded to reinsurers of $788.7 in 2010 compared to $391.3 in 2009 (2008 – $439.3) reflected an increase in losses ceded by Fairfax Asia’s First Capital principally attributable to the Aban Pearl oil rig loss and increased reinsurance utilization. Provisions for uncollectible reinsurance decreased in 2010 to $32.0 from $59.7 in 2009 (2008 – $15.0) primarily as a result of the large write-off of reinsurance recoverable balances in U.S. runoff in 2009.

Reinsurance activities contributed to operating cash flow during 2010 as the result of collections in 2010 of ceded losses related to the Chilean and New Zealand earthquakes, the Deepwater Horizon loss and the Aban Pearl oil rig loss and continued progress by the Runoff operations in collecting and commuting its remaining reinsurance recoverable balances (including the collection of $99.0 in 2010 related to the commutation of several reinsurance contracts by TIG in 2009), partially offset by increased written premium ceded to reinsurers. Reinsurance activities contributed to operating cash flow during 2009 as the result of significant reinsurance collections in 2009 of ceded losses related to Hurricanes Ike and Gustav (which occurred in 2008) and other catastrophe losses and the effects of reinsurance commutations. Reinsurance activities contributed significantly to operating cash flow during 2008 primarily as a result of Crum & Forster’s reinsurance commutation (cash proceeds received in 2008 of $302.5), decreased written premium ceded to reinsurers by Northbridge following changes to its reinsurance programme, reduced underwriting activity as a result of the insurance and operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions, and continued progress by the Runoff operations, partially offset by the effect of increased reinsurance utilization by OdysseyRe’s insurance operations.

Float

Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. The float is a non-GAAP measure. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of generating that float. As the table shows, the average float from those operations increased 10.6% in 2010 to $10.4 billion, at a cost of 2.3%.

					Average long
			Benefit		term Canada
	Underwriting		(cost)		treasury bond
Year	profit (loss)	Average float	of float		yield

1986	2.5	21.6	11.6%		9.6%

2006	212.6	8,212.9	2.6%		4.3%
2007	238.9	8,617.7	2.8%		4.3%
2008	(280.9)	8,917.8	(3.1%	)	4.1%
2009	7.3	9,429.3	0.1%		3.9%
2010	(236.6)	10,430.5	(2.3%	)	3.8%
Weighted average since inception			(2.3%	)	4.9%
Fairfax weighted average financing differential since inception: 2.6%

The following table presents the breakdown of total year-end float for the most recent five years.

					Reinsurance	Total
					and	Insurance
	Canadian	U.S.	Asian	Reinsurance	Insurance	and
Year	Insurance	Insurance	Insurance	OdysseyRe	Other	Reinsurance	Runoff	Total

2006	1,586.0	1,853.8	85.4	4,360.2	572.4	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,412.6	577.8	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5

In 2010, the Canadian float increased by 6.8% (at a cost of 3.4%) primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar. The U.S. Insurance float increased 41.5% (at a cost of 6.7%), as a result of the acquisition of Zenith National, partially offset by the sustained reduction of business at Crum & Forster. Excluding the portion of the overall increase due to the acquisition of Zenith National, the U.S. Insurance float decreased 5.7%

FAIRFAX FINANCIAL HOLDINGS LIMITED

(at a cost of 3.3%). The Asian Insurance float increased by 14.6% (at no cost), due to an increase in premiums written at both Falcon and First Capital and the strengthening of the Singapore dollar relative to the U.S. dollar. The Reinsurance – OdysseyRe float increased 5.7% (at no cost), primarily as a result of increased net reserves. The Reinsurance and Insurance – Other float decreased 2.0% (at a cost of 3.9%) primarily due to decreased premium volumes at Advent, Group Re and Polish Re, partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar. The Runoff float increased 18.0% as a result of the acquisition of GFIC and Syndicate 2112, partially offset by the continued progress in the reduction of runoff claims. Excluding the portion of the overall increase attributable to the acquisition of GFIC, the Runoff float decreased 3.6%. In the aggregate, the total float increased by 13.6% to $13.1 billion at the end of 2010. Excluding the portion of the overall increase attributable to the acquisition of Zenith National and GFIC, the total float increased by 1.9% to $11.8 billion at the end of 2010.

Insurance Environment

The property and casualty insurance and reinsurance industry’s underwriting results deteriorated in 2010 due to challenging industry conditions driven by industry wide pricing weaknesses. This was caused by excess capacity in the industry as financial markets have stabilized (relative to recent years) and catastrophe losses within North America have remained low. Offsetting this deterioration, was favorable prior year development that benefited the current year combined ratio. The combined ratio in 2010 for the industry in Canada, U.S. commercial lines insurers and U.S. reinsurers are expected to be approximately 99.4%, 108.5% and 95.7% respectively, according to recently published reports. The insurance industry faces a difficult environment in 2011 with pricing in many lines of businesses still declining (although at a slower rate), interest rates at historical lows and decreasing reserve adequacy levels.

Investments

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash, short term investments and marketable securities was $14.8 in 2010 (2009 – $36.4, 2008 – $28.8). Interest and dividend income earned in Fairfax’s first year and for the past twelve years (the period since Fairfax’s last significant acquisition added materially to investments notwithstanding the acquisition of Zenith in 2010) is presented in the following table.

	Average		Interest and dividend income
	investments at		Pre-tax			After tax
Year	carrying value(1)		Amount	Yield	Per share	Amount	Yield	Per share
				(%)	($)		(%)	($)

1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38

1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8		375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5		466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0		746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	(2)	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	(2)	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	(2)	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,273.0	(2)	762.4	3.42	37.31	526.1	2.36	25.74

(1)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Funds withheld payable to reinsurers shown on the consolidated balance sheet ($363.2 as at December 31, 2010) represented premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties, principally related to Crum & Forster ($264.7) and OdysseyRe ($42.3). In 2010, $17.3 of interest expense accrued to reinsurers on funds withheld; the company’s total interest and dividend income of $762.4 in 2010 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.

Interest and dividend income increased in 2010 relative to 2009 (by $49.7, or 7.0%) with the increase primarily reflecting the consolidation of interest and dividends earned by Zenith National and GFIC. Consolidated interest and dividend income in 2010 increased 2.0% to $727.2 from $712.7 in 2009 (after excluding $29.8 and $5.4 of interest and dividends recorded by Zenith National and GFIC respectively in 2010) primarily as the result of the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps. The gross portfolio yield, before deduction of interest expense on funds withheld, of $779.7 was 3.50% in 2010 compared to the 2009 gross portfolio yield of $729.0, or 3.54%. The pre-tax interest and dividend income yield and the after-tax interest and dividend yield remained relatively unchanged year-over-year which was consistent with trends in short term and long term U.S. interest rates in 2010. The company’s pre-tax interest and dividend income yield was 3.42% in 2010 compared to 3.46% in 2009, while the after-tax interest and dividend yield was 2.36% in 2010 compared to 2.32% in 2009. Yields on three-month U.S. treasury bills averaged approximately 0.14% in 2010 and 2009 and yields on ten-year U.S. treasury bonds averaged approximately 3.22% in 2010 compared to approximately 3.24% in 2009. The modest increase in the after-tax interest and dividend yield was attributable to the decrease in the company’s Canadian statutory income tax rate from 33.0% in 2009 to 31.0% in 2010. Since 1985, pre-tax interest and dividend income per share has compounded at a rate of 18.0% per year.

Investments at their year-end carrying values (including at the holding company) in Fairfax’s first year and for the past twelve years (the period since Fairfax’s last significant acquisition added materially to investments notwithstanding the acquisition of Zenith National in 2010) are presented in the following table. Bonds includes credit and CPI-linked derivatives and common stocks includes investments, at equity and equity derivatives.

	Cash and
	short term		Preferred	Common	Real		Per share
Year	investments(1)	Bonds	stocks	stocks	estate	Total(1)	($)(1)

1985	6.4	14.1	1.0	2.5	–	24.0	4.80

1999	1,766.9	9,165.9	92.3	1,209.0	55.6	12,289.7	915.35
2000	1,663.0	7,825.5	46.7	813.6	50.8	10,399.6	793.81
2001	1,931.3	7,357.3	79.4	811.7	49.1	10,228.8	712.76
2002	2,033.2	7,390.6	160.1	992.1	20.5	10,596.5	753.90
2003	6,120.8	4,705.2	142.3	1,510.7	12.2	12,491.2	901.35
2004	4,075.0	7,260.9	135.8	1,960.9	28.0	13,460.6	840.80
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007(2)	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008(2)	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009(2)	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010(2)	4,073.4	13,353.5	627.3	5,226.8	24.6	23,305.6	1,139.35

(1)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Total investments per share increased at December 31, 2010 compared to December 31, 2009 with the increase primarily reflecting the consolidation of the investment portfolios of Zenith National and GFIC ($1.6 billion and $604.9 respectively at December 31, 2010), increased net unrealized gains on common stocks and the favourable impact of foreign currency translation, partially offset by increased unrealized losses on the company’s equity hedges,

FAIRFAX FINANCIAL HOLDINGS LIMITED

U.S. state and municipal fixed income securities and U.S. treasury securities and the increase in common shares effectively outstanding (20,455,247 at December 31, 2010 increased from 19,988,870 at December 31, 2009). Net gains on investments in 2010 of $188.5 were principally comprised of $573.9 of net gains on bonds (including $170.9 of net mark-to-market losses on U.S. state and municipal bonds), $77.9 of net gains on the partial disposition of International Coal (as described in note 2 to the consolidated financial statements) and $26.4 of net gains on CPI-linked and other derivatives, partially offset by $279.4 of net losses on common stocks and equity derivatives (including $936.6 of net losses related to the company’s equity hedges), $178.2 of net losses related to foreign currency, $33.7 of other than temporary impairments recorded on common stocks and bonds and $13.8 of net losses on preferred stocks. Since 1985, investments per share have compounded at a rate of 25.6% per year.

Fairfax’s investment managers perform their own fundamental analysis of each proposed investment, and subsequent to investing, management evaluates at least quarterly all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (losses) rather than in other comprehensive income (loss). In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current assessment of intrinsic value based on current outlook and other relevant investment considerations. Other considerations in this assessment include: (i) the length of time and extent to which the fair value has been less than its cost or amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) the company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings.

The composition of the company’s fixed income portfolio as at December 31, 2010, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	December 31, 2010		December 31, 2009
	Carrying		Carrying
Issuer Credit Rating	value	%	value	%

AAA/Aaa	4,220.2	32.5	5,748.9	50.1
AA/Aa	5,291.0	40.8	1,695.4	14.8
A/A	1,432.7	11.1	1,468.5	12.8
BBB/Baa	558.4	4.3	970.8	8.5
BB/Ba	324.4	2.5	253.5	2.2
B/B	215.1	1.7	291.9	2.5
Lower than B/B and unrated	914.9	7.1	1,039.4	9.1

Total	12,956.7	100.0	11,468.4	100.0

At December 31, 2010, 88.8% (86.2% at December 31, 2009) of the fixed income portfolio carrying value was rated investment grade, with 73.4% (64.9% at December 31, 2009) being rated AA or better (primarily consisting of government obligations). At December 31, 2010, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. federal government bonds) to which the company had the greatest exposure totaled $3,991.4, which represented approximately 17.1% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2010 was $450.5, which represented approximately 1.9% of the total investment portfolio.

The consolidated investment portfolio included $5.4 billion ($5.5 billion at December 31, 2009) in U.S. state and municipal bonds (approximately $4.3 billion tax-exempt, $1.1 billion taxable), almost all of which were purchased during 2008. During 2010, the credit ratings of a significant number of issuers of U.S. state and municipal bonds, including issuers insured by Berkshire Hathaway Assurance Corp. (as described below) were downgraded by credit rating agencies from AAA/Aaa to AA/Aa and was the primary reason for the increase in the company’s investment in AA/Aa bonds in the table above. Of the $5.4 billion ($5.4 billion at December 31, 2009) held in the subsidiary investment portfolios at December 31, 2010, approximately $3.5 billion ($3.5 billion at December 31, 2009) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds. During the fourth quarter of 2010, interest rates on U.S. state and municipal bonds increased and resulted in the company recognizing significant mark-to-market losses in consolidated net earnings. Notwithstanding these fourth quarter losses, at December 31, 2010, the aggregate net fair value of the company’s U.S. state and municipal bond portfolio remained in excess of the cost paid to acquire these bonds in 2008 (when credit spreads were significantly wider than at December 31, 2010).

Since 2003, subsidiary portfolio investments and holding company investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of risks affecting specific financial assets of the company, exposures potentially affecting the fair value of the company’s fixed income portfolio and of broader systemic risk. The company’s holdings of credit default swap contracts have declined significantly by the end of 2010 largely as a result of significant sales in 2008 and contract expirations in 2009 and 2010. The company determined not to utilize credit default swaps currently as part of its economic hedging program and therefore not to replace its credit default swaps as sales or expiries occurred, with the result that the company no longer has significant holdings of credit default swaps. Accordingly, the company no longer considers credit default swaps to be an economic hedge of its financial assets effective January 1, 2011.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts. Agreements negotiated with counterparties also provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31,
	2010	2009

Total derivative assets (excluding exchange traded instruments comprised principally of equity call options and warrants and credit warrants which are not subject to counterparty risk)	424.8	104.8
Impact of net settlement arrangements	(119.0)	(11.1)
Fair value of collateral deposited for the benefit of the company	(120.5)	(23.2)

Net derivative counterparty exposure after net settlement and collateral arrangements	185.3	70.5

The fair value of the collateral deposited for the benefit of the company at December 31, 2010 consisted of cash of $26.1 (nil at December 31, 2009) and government securities of $94.4 ($23.2 at December 31, 2009) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2010. The net derivative counterparty exposure after net settlement and collateral arrangements relates principally to balances due from counterparties that are lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Interest Rate Risk

Credit risk aside, the company positions its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced by liquidity requirements, and may reposition the portfolio in response to changes in the interest rate environment.

At December 31, 2010, the fair value of the company’s investment portfolio included approximately $13.0 billion of fixed income securities which are subject to interest rate risk. As interest rates rise, the fair value of fixed income investments declines and, conversely, as interest rates decline, the market value of fixed income investments rises. In

FAIRFAX FINANCIAL HOLDINGS LIMITED

each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security. Given the current economic and interest rate environment, the company believes a 200 basis point shift to be reasonably possible.

	December 31, 2010
		Hypothetical $ change
		effect on:
	Fair value of	Other
	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	10,285.5	(1,001.2)	(800.2)	(20.6)
100 basis point increase	11,473.9	(563.5)	(445.5)	(11.4)
No change	12,956.7	–	–	–
100 basis point decrease	14,593.3	670.7	446.4	12.6
200 basis point decrease	16,461.7	1,498.9	898.5	27.1

	December 31, 2009
		Hypothetical $ change
		effect on:
	Fair value of	Other
	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	9,689.3	(448.6)	(752.3)	(15.5)
100 basis point increase	10,535.9	(241.5)	(389.4)	(8.1)
No change	11,468.4	–	–	–
100 basis point decrease	12,434.0	268.9	384.1	8.4
200 basis point decrease	13,521.5	585.7	806.0	17.9

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent twelve years (the period since Fairfax’s last significant acquisition added materially to investments notwithstanding the acquisition of Zenith National in 2010). For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses). Since 2007, due to the prospective adoption effective January 1, 2007 of accounting pronouncements as described in footnote 4 to the table, the calculation of total return on average investments included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

									Change in
							Net gains (losses)		unrealized
	Average					Change in	recorded in:		gains	Total return
	investments		Interest	Net		unrealized		Other	(losses)	on average
	at carrying		and	realized		gains	Net	comprehensive	on equity accounted	investments
Year	value(1)		dividends	gains		(losses)	earnings(5)	income	investments		(%)

1986	46.3		3.4	0.7		(0.2)	–	–	–	3.9	8.4

1999	10,020.3		532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5		534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3		436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9		436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5		331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8		375.7	300.5	(2)	165.6	–	–	–	841.8	6.5
2005	14,142.5		466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0		746.5	789.4	(3)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	(4)	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	(4)	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	(4)	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,273.0	(4)	762.4	–		–	214.9	(193.2)	90.6	874.7	3.9

Cumulative from inception			7,534.2	3,887.8			5,477.3				9.7	(6)

(1)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(2)	Excludes the $40.1 gain on the company’s 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Excludes the $69.7 gain on the company’s 2006 secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

(5)	Excludes a net loss in 2010 of $26.4 (2009 – net gain of $14.3; 2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company’s underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company’s consolidated subsidiaries.

(6)	Simple average of the total return on average investments for each of the 25 years.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $10,215.6 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2010, total return on average investments has averaged 9.7%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2010		2009		2008		2007		2006(1)		2006

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,474.2		1,242.7		1,555.0		963.4		783.6		767.4

Holding company debt	1,498.1		1,236.9		869.6		1,063.2		1,181.5		1,202.6
Subsidiary debt	919.9		903.4		910.2		915.0		974.2		981.3
Other long term obligations – holding company	311.5		173.5		187.7		192.6		197.1		197.1

Total debt	2,729.5		2,313.8		1,967.5		2,170.8		2,352.8		2,381.0

Net debt	1,255.3		1,071.1		412.5		1,207.4		1,569.2		1,613.6

Common shareholders’ equity	7,761.9		7,391.8		4,866.3		4,121.4		2,799.6		2,720.3
Preferred stock	934.7		227.2		102.5		136.6		136.6		136.6
Non-controlling interests	45.8		117.6		1,382.8		1,585.0		1,300.6		1,292.9

Total equity	8,742.4		7,736.6		6,351.6		5,843.0		4,236.8		4,149.8

Net debt/total equity	14.4%		13.8%		6.5%		20.7%		37.0%		38.9%
Net debt/net total capital(2)	12.6%		12.2%		6.1%		17.1%		27.0%		28.0%
Total debt/total capital(3)	23.8%		23.0%		23.7%		27.1%		35.7%		36.5%
Interest coverage(4)	2.8	x	8.2	x	16.4	x	11.3	x	5.2	x	5.2	x
Interest and preferred share dividend distribution coverage(5)	2.3	x	7.5	x	15.0	x	10.3	x	4.8	x	4.8x

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the accounting standards described in note 2 of the company’s consolidated financial statements for the year ended December 31, 2007.

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

(5)	Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense and preferred share dividend distribution obligations adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

Holding company cash, short term investments and marketable securities at December 31, 2010 totaled $1,540.7 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations) compared to $1,251.6 at December 31, 2009 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations).

Holding company debt (including other long term obligations) at December 31, 2010 increased by $399.2 to $1,809.6 from $1,410.4 at December 31, 2009, primarily reflecting the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5), the issuance of the contingent note in connection with the acquisition of GFIC as described in note 19 to the consolidated financial statements, and the foreign currency translation effect during 2010 of the strengthening of the Canadian dollar relative to the U.S. dollar, partially offset by the elimination on consolidation of Zenith National’s holdings of Fairfax’s debt securities as described in note 10.

Subsidiary debt at December 31, 2010 increased by $16.5 to $919.9 from $903.4 at December 31, 2009, primarily reflecting the consolidation of Zenith National’s redeemable securities pursuant to the acquisition transaction described in note 19 to the consolidated financial statements, partially offset by the elimination on consolidation of Zenith National’s holdings of OdysseyRe’s debt securities as described in note 10 to the consolidated financial statements.

On February 26, 2010, the company completed a public equity offering in which it issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax) of $199.8.

At December 31, 2010 the company’s consolidated net debt/net total capital ratio increased to 12.6% from 12.2% at December 31, 2009. The change primarily reflected the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5) and the issuance of the contingent note in connection with the GFIC acquisition as described in note 11 to the consolidated financial statements, partially offset by the increase in holding company cash, short term investments and marketable securities (discussed in the Liquidity section immediately following this Capital Resources and Management section), increased common shareholders’ equity (resulting from increased retained earnings, partially offset by decreased accumulated other comprehensive income), the first quarter issuance of $199.8 of subordinate voting shares, and the increase in preferred stock as a result of the first quarter issuance of $181.4 (Cdn$193.5) of Series E preferred shares, the third quarter issuance of $233.8 (Cdn$242.2) of Series G preferred shares and the fourth quarter issuance of $286.0 (Cdn$290.8) of Series I preferred shares. The consolidated total debt/total capital ratio increased to 23.8% at December 31, 2010 from 23.0% at December 31, 2009. The increase related primarily to the effects of the above-mentioned increases in total debt partially offset by increases in total equity.

At December 31, 2009 the company’s consolidated net debt/net total capital ratio increased to 12.2% from 6.1% at December 31, 2008. The increase primarily reflected the decrease in holding company cash, short term investments and marketable securities, the increases in retained earnings and accumulated other comprehensive income, the net increase in preferred equity as a result of the issuance of Series C preferred shares completed on October 5, 2009 and the redemption of Series A and Series B preferred shares on December 1, 2009 (as described in note 12 to the consolidated financial statements), the decrease in non-controlling interests (primarily resulting from the Northbridge and OdysseyRe privatizations), and the increase in holding company debt as a result of the third quarter issuance of unsecured senior notes. The consolidated total debt/total capital ratio decreased to 23.0% at December 31, 2009 from 23.7% at December 31, 2008. The improvement related primarily to the effects of the above-mentioned increases in shareholders’ equity, partially offset by the decrease in non-controlling interests (primarily resulting from the Northbridge and OdysseyRe privatizations) and the increase in holding company debt.

Primarily as a result of the company’s first quarter issuance of subordinate voting shares (net proceeds $199.8) and Series E preferred shares (net proceeds $181.4), the third quarter issuance of Series G preferred shares (net proceeds $233.8), the fourth quarter issuance of Series I preferred shares (net proceeds $286.0) and net earnings attributable to shareholders of Fairfax of $469.0, partially offset by the effect of decreased accumulated other comprehensive income (a decrease of $29.2 in 2010, primarily reflecting a decrease in unrealized gains on available for sale securities, partially offset by a net increase in foreign currency translation) and the company’s dividend payments ($232.2) on its common shares and preferred shares, shareholders’ equity at December 31, 2010 increased by $1,077.6 to $8,696.6 from $7,619.0 at December 31, 2009. Common shareholders’ equity at December 31, 2010 was $7,761.9 or $379.46 per basic share (excluding the unrecorded $261.4 excess of fair value over the carrying value of equity accounted investments) compared to $369.80 per basic share (excluding the unrecorded $170.8 excess of fair value over the carrying value of equity accounted investments) at the end of 2009, representing an increase per basic share in 2010 of 2.6% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 5.3% adjusted to include that dividend). During 2010, the number of basic shares increased primarily as a result of the company’s February 26, 2010 issuance of 563,381 subordinate voting shares at $355.00 per share, partially offset by the repurchase of 53,104 subordinate voting shares for treasury (for use in the company’s senior share plans) and 43,900 subordinate voting shares for cancellation. At December 31, 2010, there were 20,455,247 common shares effectively outstanding.

Non-controlling interests declined by $71.8 to $45.8 during 2010, with the decrease primarily attributable to the redemption by OdysseyRe of its outstanding Series A and Series B preferred shares not owned by it or other subsidiaries of the company as described in note 12 to the consolidated financial statements. Prior to being called for redemption, OdysseyRe’s Series A and Series B preferred shares were classified as non-controlling interests in the consolidated balance sheets of the company. The non-controlling interests balance remaining at December 31, 2010 primarily related to Ridley.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has issued and repurchased common shares in the most recent five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)

2006 – repurchase of shares	(67,800)	113.57	(7.7)
2007 – repurchase of shares	(38,600)	181.35	(7.0)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)
2010 – issue of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)

Share issuances in 2009 and 2010 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

A common measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2010	2009	2008	2007	2006

Insurance
Northbridge (Canada)	0.8	0.7	1.0	0.7	1.0
Crum & Forster (U.S.)	0.6	0.5	0.8	0.8	1.0
Zenith National (U.S.)(1)	0.6	n/a	n/a	n/a	n/a
Fairfax Asia	0.4	0.4	0.3	0.3	0.4
Reinsurance – OdysseyRe	0.5	0.5	0.7	0.8	1.1
Reinsurance and Insurance – Other(2)	0.8	1.1	0.6	0.6	1.2
Canadian insurance industry	1.1	1.0	1.0	1.0	1.0
U.S. insurance industry	0.7	0.8	1.0	0.9	0.9

(1)	Zenith National was acquired May 20, 2010 pursuant to the acquisition transaction described in note 19 to the consolidated financial statements. Zenith National’s net premiums written for the period May 21, 2010 to December 31, 2010 have been annualized for inclusion in this calculation.

(2)	Other includes Group Re (all years), Advent (effective September 2008), Polish Re (effective January 2009) and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2010, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.7 times

(5.3 times at December 31, 2009) the authorized control level, except for TIG which had 2.7 times (2.7 times at December 31, 2009).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2010, Northbridge’s subsidiaries had a weighted average MCT ratio of 222% of the minimum statutory capital required, compared to 240% at December 31, 2009, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2010.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2010:

Standard
Issuer Credit Ratings	A.M. Best		& Poor’s		Moody’s	DBRS

Fairfax Financial Holdings Limited	bbb		BBB-		Ba1	BBB
Crum & Forster Holdings Corp.	bbb		BBB-		Ba1	–
Zenith National Insurance Corp.	bbb		BBB-		Ba1	–
Odyssey Re Holdings Corp.	bbb		BBB-		Baa3	–
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A		A-		Baa1	–
Zenith National Insurance Corp.	A		A-		A3	–
Odyssey Re Holdings Corp.(1)	A		A-		A3	–
Lombard General Insurance Company of Canada	A		A-		–	–
Commonwealth Insurance Company	A		A-		–	–
Markel Insurance Company of Canada	A		A-		–	–
Federated Insurance Company of Canada	A		A-		–	–
CRC Reinsurance Limited	A		–		–	–
Wentworth Insurance Company Ltd.	A-		–		–	–
First Capital Insurance Limited	A		–		–	–
Falcon Insurance Company (Hong Kong) Limited	–		A-		–	–
Advent Capital (Holdings) PLC	A	(2)	A+	(2)	–	–
Polish Re	A-		BBB+		–	–

(1)	Financial strength ratings apply to the operating companies

(2)	Advent’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s

During 2010, Standard & Poor’s upgraded the financial strength rating of Polish Re to a “BBB+” rating; A.M. Best assigned a financial strength rating of “A−” to Wentworth Insurance Company Ltd. and upgraded the financial strength rating of Polish Re to an “A−”; and DBRS upgraded the issuer credit rating of Fairfax to a “BBB” rating.

Liquidity

The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s known obligations in 2011. In addition to these holding company resources, the holding company expects to continue to receive investment management and

FAIRFAX FINANCIAL HOLDINGS LIMITED

administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries.

The holding company’s known significant commitments for 2011 consist of the $294.3 (paid in February 2011) and approximately $64 payments in respect of the company’s acquisitions of First Mercury and Pacific Insurance respectively, as described in note 19 to the consolidated financial statements, the $205.9 annual dividend on common shares ($10.00 per share, paid on January 26, 2011), interest and corporate overhead expenses and preferred share dividends.

Holding company cash, short term investments and marketable securities at December 31, 2010 totaled $1,540.7 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations), compared to $1,251.6 at December 31, 2009 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2010 included the following inflows – the receipt of $286.0 (Cdn$290.8) of net proceeds on the issuance of Series I preferred shares, the receipt of $233.8 (Cdn$242.2) of net proceeds on the issuance of Series G preferred shares, the receipt of $181.4 (Cdn$193.5) of net proceeds on the issuance of Series E preferred shares, the receipt of $199.8 of net proceeds on the issuance of subordinate voting shares, the receipt of $267.1 (Cdn$272.5) of net proceeds on the issuance of 7.25% unsecured notes due 2020, taxes recovered of $168.6 and the receipt of $745.6 of dividends (comprised of a $136.0 ordinary and a $350.0 extraordinary dividend received from Crum & Forster and a $259.6 dividend received from Zenith National subsequent to its acquisition by the company) – and the following outflows – the payment of $1.3 billion in respect of the company’s acquisition of Zenith National, the acquisition of 41.3% of Gulf Insurance for $217.1 and the payment of $200.8 of common and $31.4 of preferred share dividends. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments increased by $269.1 to $3,513.9 at December 31, 2010 from $3,244.8 at December 31, 2009, with the increase primarily related to the consolidation of the cash and short term investments of Zenith National and GFIC of $88.4 and $89.7 respectively and net sales of investments (principally available for sale securities) to fund subsidiaries’ operating cash requirements, partially offset by dividends to Fairfax of $745.6 paid during 2010.

During any quarter, the insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2010, the insurance and reinsurance subsidiaries paid net cash of $613.8 (2009 – $68.9; 2008 – received net cash of $1,162.5) with respect to short equity and equity index total return swap derivative obligations (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities and from sales of equity investments whose market value will generally vary inversely to the market value of short equity and equity index total return swaps.

Consolidated cash resources increased by $1,118.2 during 2010, primarily as a result of $297.7 of cash provided by investing activities (which included cash used in the company’s acquisition of Zenith National and its investment in 41.3% of Gulf Insurance, partially offset by net cash acquired in connection with the purchase of GFIC, as described in note 19 to the consolidated financial statements), $33.5 of cash provided by operating activities, and $773.7 of cash provided by financing activities (including the issuance of Cdn$300 par value of Series I preferred shares for net proceeds of $286.0 (Cdn$290.8), Cdn$250 par value of Series G preferred shares for net proceeds of $233.8 (Cdn$242.2), the issuance of Cdn$200 par value of Series E preferred shares for net proceeds of $181.4 (Cdn$193.5), the issuance of subordinate voting shares for net proceeds of $199.8 and the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5), partially offset by $232.2 of common and preferred share dividends paid, $26.8 of shares purchased for treasury and $21.9 of repayment of long term debt (primarily by Zenith National as described in note 10 to the consolidated financial statements). Consolidated cash resources decreased by $368.8 in 2009, primarily as a result of $734.4 of cash used in investing activities (including the privatizations of OdysseyRe, Northbridge and Advent, the acquisition of Polish Re and investments in Alltrust and Cunningham Lindsey), $719.2 of cash used in operating activities (reflecting declining premiums and steady or only modestly declining paid losses and fixed operating expenses at certain operating companies), and $993.0 provided by financing activities (including issuances of common stock, senior notes and the Series C preferred shares, partially offset by cash used to redeem the Series A and Series B preferred shares, repurchase Fairfax common shares and pay common and preferred share dividends). Consolidated cash resources decreased by $586.8 in 2008, primarily as a result of $1,069.8 of net cash used in financing activities, including the payment of common share and preferred dividends and repurchases by Fairfax, Northbridge and OdysseyRe of their common and preferred shares, partially offset by $119.9 of cash provided by operating activities and $587.9 of cash provided by investing activities.

Contractual Obligations

The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at December 31, 2010:

	Less than			More than
	1 year	1 - 3 years	3 - 5 years	5 years	Total

Gross claims liability	3,756.9	4,172.4	2,721.0	5,620.0	16,270.3
Long term debt obligations – principal	0.4	376.2	207.6	1,887.0	2,471.2
Long term debt obligations – interest	178.1	338.0	294.1	666.0	1,476.2
Operating leases – obligations	59.2	76.2	49.1	79.5	264.0
Other long term liabilities – principal	6.7	8.7	10.3	343.4	369.1
Other long term liabilities – interest	14.4	27.5	25.8	31.7	99.4

	4,015.7	4,999.0	3,307.9	8,627.6	20,950.2

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 20 to the consolidated financial statements.

Lawsuits

For a full description of this matter, please see “Lawsuits” in note 15 (Contingencies and Commitments) to the consolidated financial statements.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2010 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2010, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2010, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company’s net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company’s management of pricing risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements. The company’s management of claims reserves is discussed in note 3 (Critical Accounting Estimates and Judgments) and in note 7 (Provision for Claims) to the consolidated financial statements.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable and can cause losses in a variety of property and casualty lines. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company’s net earnings and financial condition. The company’s management of catastrophe risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position and cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers’ profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company’s results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Investment Portfolio

Investment returns are an important part of the company’s overall profitability. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative securities. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains on investments. The portion derived from net gains on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equity securities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company’s financial assets. The market value and liquidity of these investments are extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment

Use of derivative instruments is governed by the company’s investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company’s business, financial position or results of operations. The company’s use of derivatives is discussed in note 5 (Short Sale and Derivative Transactions) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Economic Hedging Strategies

Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition and results of operations. The company’s use of derivatives is discussed in note 5 (Short Sale and Derivative Transactions) and management of basis risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods. The company’s management of reserving risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements and in the Asbestos and Pollution section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Recoverable from Reinsurers

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, a portion of the balance arose as a result of past acquisitions of companies that had relied heavily on reinsurance and of the company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 20 (Financial Risk Management) to the consolidated financial statements and in the Recoverable from Reinsurers section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company’s net earnings and financial condition.

The strategies and performance of operating companies are regularly assessed by the company’s CEO, Board of Directors and senior management. An annual strategic planning process is conducted where key strategic initiatives at the operating companies are determined, including the alignment of those strategies throughout the organization.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its obligations to contract holders. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. Credit ratings measure a company’s ability to repay its obligations and directly affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of domestic and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce prices, the company’s operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention, further reducing operating margins. The company’s management of pricing risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company’s management of reserving risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements and in the Asbestos and Pollution section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are

FAIRFAX FINANCIAL HOLDINGS LIMITED

inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. Rather than incurring increased costs of reinsurance by virtue of purchasing more reinsurance or by virtue of these higher rates, in the following year the company elected to decrease its direct catastrophe exposure in that region, therefore requiring the purchase of a reduced amount of catastrophe reinsurance. In 2007 reinsurance rates stabilized while primary rates continued to decrease, increasing the cost of reinsurance for Fairfax’s operating companies on a relative basis. Significant catastrophe losses incurred by reinsurers in 2008 have made and may continue to make catastrophe exposed reinsurance more expensive in the future.

Holding Company Liquidity

Fairfax is a financial services holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company’s operations are conducted through its subsidiaries, none of the subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, Ireland, the United Kingdom, Poland, Hong Kong, Singapore and Brazil and is affected by the subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 10 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements. The credit facility contains various covenants that place restrictions on, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company’s management of liquidity risk is discussed further in note 20 (Financial Risk Management) to the consolidated financial statements.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company’s ability to attract new business. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. Such changes could adversely affect the financial results of the company’s subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. The company’s management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Information Requests or Proceedings by Government Authorities

Each of the company’s insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The existence of information requests or proceedings by government authorities could have various adverse effects. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of one particular region.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects. For a full description of the current state of such lawsuits, please see “Lawsuits” in note 15 (Contingencies and Commitments) to the consolidated financial statements.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 44.9% of the voting power of outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the board of directors and adopting amendments to articles of incorporation and by-laws.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Foreign Exchange

The company’s presentation currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company’s operating results. The company’s management of foreign currency risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Reliance on Distribution Channels

The company transacts business with a large number of independent brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the consolidated balance sheets originated from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. Continued profitability of the acquired entity is essential for there to be no impairment in the carrying value of the goodwill. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying value of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of future income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company’s future income tax asset if it becomes more likely than not that the amount of the asset will not be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also utilizes external tax professionals as it deems necessary. Tax legislation for each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of future income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company’s U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business.

Technology

Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company’s operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company’s computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Therefore, it is critical that the company’s facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

Operational availability, integrity and security of the company’s information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

International Financial Reporting Standards

Canadian public companies are required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. The company will report its financial results for the year ending December 31, 2011 and its quarterly unaudited interim financial results commencing with the quarter ending March 31, 2011 in accordance with IFRS. The company will also provide comparative data on an IFRS basis. With the adoption of IFRS, the company will no longer provide a reconciliation of its financial results to US GAAP.

The company’s transition balance sheet as at January 1, 2010, under IFRS, including commentary on individual Canadian GAAP to IFRS measurement differences is set out on pages 202 to 205.

In 2008 the company established a steering committee, a project team and working groups with appropriate IFRS training and expertise to manage the adoption and implementation of IFRS. The project team developed a conversion plan (described below) and provides regular updates to management, the Steering Committee and the Audit Committee on the execution of this plan, including activities completed in the quarter, activities planned for the following quarter and progress towards key goals and milestones. Education sessions have been, and continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has completed the first two phases and continues its work on the Execution phase, which is nearing completion. In working through the Detailed Planning phase, the company reviewed current requirements under IFRS, identified a number of potential measurement differences between IFRS and Canadian GAAP, and considered accounting policy choices along with available first-time adopter implementation exemptions. Management has made and continues to make presentations to the company’s Audit Committee identifying the IFRS (both current and expected) that it believes will have the most significant impact on the company’s consolidated financial statements. These presentations include an overview of these various IFRS, ongoing changes to IFRS, alternative accounting policies available under IFRS, optional exemptions for the

FAIRFAX FINANCIAL HOLDINGS LIMITED

application of the standards available to first-time adopters and the identification of the operating groups expected to be impacted most significantly by the adoption of IFRS.

With a project of this scale and significance to the company’s financial reporting, it is critical that the company continue to carefully assess the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls, including information technology and disclosure controls. A significant amount of effort to adopt and comply with IFRS has been required.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures that need to be addressed. Throughout the project the company monitored discussion papers, exposure drafts and standards released by the IASB and the IFRS Interpretations Committee (formerly the IFRIC). The company assesses the impact of the proposed standards on its financial statements and disclosure as additional information becomes available.

In its transition balance sheet the company applied certain of the optional exemptions available under IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The company: recognized all unamortized actuarial gains and losses of its defined benefit pension plans directly in opening retained earnings; applied IFRS prospectively for business combinations and compound financial instruments from the date of transition to IFRS; and recognized all cumulative currency translation gains and losses recorded in accumulated other comprehensive income (loss) in opening retained earnings.

Management’s assessment to date identified the following areas as most affected by IFRS currently in force: the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and those discussed below, the company’s IFRS accounting policies subsequent to January 1, 2010 do not differ significantly from those currently applied under Canadian GAAP. The 2010 comparative IFRS financial statements will use the same estimates in their preparation as those used in the 2010 Canadian GAAP financial statements.

At the date of transition to IFRS, most non-financial assets must be assessed for impairment in accordance with International Accounting Standard 36 – Impairment of Assets (“IAS 36”). IAS 36 uses a one-step approach for both testing and measurement of impairment, with an asset’s carrying value compared directly with the higher of (i) the asset’s fair value less costs to sell and (ii) value in use, which is determined using discounted future cash flows. Canadian GAAP uses a two-step approach by first comparing an asset’s carrying value to its undiscounted future cash flows to determine whether impairment exists; only when the carrying value exceeds the undiscounted future cash flows is impairment then measured by comparing the asset’s carrying value to its fair value. With the exception of goodwill and indefinite-life intangibles, IAS 36 also permits reversal of previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Most notably, in response to financial reporting issues that emerged from the 2008 global financial crisis, the IASB set out to revise or replace the IFRS standards that addressed many of these areas. The IASB is replacing its existing financial instruments standard, IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”), in several phases. The first phase was completed in November 2009 with the publication of IFRS 9 – Financial Instruments (“IFRS 9”), which addresses the classification and measurement of financial assets, including investment securities. The new accounting model eliminates the available for sale and held to maturity categories, and the need to bifurcate embedded derivatives in financial assets; it measures hybrid contracts as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. An option is available to measure equity instruments that are not held for trading at fair value through other comprehensive income (“FVTOCI”) without recycling of gains and losses to the income statement. Dividend income on equity instruments measured at FVTOCI is recognized in the income statement. Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured at FVTPL. While this new standard is not mandatory until January 1, 2013, the company has early adopted the first phase of IFRS 9 as currently written for the classification and measurement of its financial assets on transition to IFRS to simplify its accounting for financial instruments and streamline its conversion process. Under this standard, the company’s business model requires its investment portfolio to primarily be measured at FVTPL, with no significant impact on the company’s equity at the date of transition.

As part of the first phase of the IASB’s financial instruments revision, the IASB also concluded that the accounting model for financial liabilities under IFRS 9 will remain unchanged from that under IAS 39, with two measurement categories: FVTPL and amortized cost. Financial liabilities held for trading will continue to be measured at FVTPL, and all other financial liabilities will be measured at amortized cost unless the fair value option is applied using existing criteria in IAS 39. However, unlike current guidance under IAS 39, changes in own credit risk for financial liabilities designated at FVTPL using the fair value option will be recorded in other comprehensive income. Other changes in the fair value of the financial liability will be recorded in profit and loss. The company currently records its non-derivative financial liabilities under Canadian GAAP at amortized cost and will continue doing so under IFRS. The accounting model for financial liabilities under IFRS 9, as currently written, will not have any significant impact on transition to IFRS.

The IASB (along with the Financial Accounting Standards Board (“FASB”) in the U.S.) is developing a new accounting standard for employee benefits with the intent of improving accounting for defined benefit pension costs and obligations. Current guidance under International Accounting Standard 19 – Employee Benefits (“IAS 19”) is similar to both Canadian and US GAAP and allows, as an accounting policy choice for defined benefit pension plans, the deferral and amortization of certain actuarial gains and losses to future accounting periods when determining pension expense (the “corridor method”). IAS 19 also permits actuarial gains and losses to be recognized immediately in net income or other comprehensive income. On April 29, 2010, the IASB issued an Exposure Draft – Defined Benefit Plans: Proposed amendments to IAS 19. The exposure draft: eliminates the corridor method; requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to net income; removes the ability to incorporate an expected rate of return on plan assets; and proposes a new presentation approach for changes in defined benefit obligations and the fair value of plan assets. The final standard is expected to be issued late in the first quarter of 2011, with mandatory adoption no earlier than January 1, 2013. In keeping with the company’s objective to streamline its conversion process, and as permitted under IAS 19, the company will immediately recognize all actuarial gains and losses arising subsequent to its transition to IFRS in other comprehensive income, consistent with the requirements of the exposure draft.

The following table sets out the reconciliation of the company’s Canadian GAAP consolidated balance sheet to its IFRS transition consolidated balance sheet as at January 1, 2010:

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Balance Sheet
as at January 1, 2010
(unaudited – US$ millions)

					Adjustments
					upon
Canadian GAAP	Canadian	Reclassi-			adoption of			IFRS
Assets	GAAP	fications		Reclassified	IFRS		IFRS	Assets

Holding company investments	1,251.6	–		1,251.6	–		1,251.6	Holding company investments
Accounts receivable and other	1,805.0	(431.4	)(e)	1,373.6	3.2	(10)	1,376.8	Insurance contract receivables
Income taxes receivable	50.4	(50.4	)(e)	–	–		–
					(245.7	)(5)
Recoverable from reinsurers	3,818.6	–		3,818.6	(1.8	)(10)	3,571.1	Recoverable from reinsurers

	6,925.6	(481.8)		6,443.8	(244.3)		6,199.5

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,244.8	–		3,244.8	–		3,244.8	Subsidiary cash and short term investments
Bonds	10,918.3	–		10,918.3	–		10,918.3	Bonds
Preferred stocks	292.8	–		292.8	–		292.8	Preferred stocks
Common stocks	4,895.0	–		4,895.0	(1.8	)(10)	4,893.2	Common stocks
Investments, at equity	433.5	–		433.5	(9.8	)(2)	423.7	Investments in associates
Derivatives and other invested assets	142.7	–		142.7	–		142.7	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	151.5	–		151.5	–		151.5	Assets pledged for short sale and derivative obligations

	20,078.6	–		20,078.6	(11.6)		20,067.0

Deferred premium acquisition costs	372.0	–		372.0	–		372.0	Deferred premium acquisition costs
					3.9	(2)
					(27.0	)(6)
					3.8	(7)
					7.4	(8)
					(1.3	)(9)
Future income taxes	318.7	–		318.7	(6.0	)(10)	299.5	Deferred income taxes
Goodwill and intangible assets	438.8	–		438.8	–		438.8	Goodwill and intangible assets
					(4.8	)(2)
					(12.7	)(7)
					(8.5	)(8)
					(1.1	)(9)
Other assets(a)	318.3	481.8	(e)	800.1	(1.4	)(10)	771.6	Other assets

	28,452.0	–		28,452.0	(303.6)		28,148.4

Liabilities								Liabilities
Subsidiary indebtedness	12.1	–		12.1	–		12.1	Subsidiary indebtedness
					22.3	(2)
					15.1	(5)
					20.5	(8)
					(4.4	)(9)
Accounts payable and accrued liabilities	1,238.1	–		1,238.1	(0.8	)(10)	1,290.8	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	70.9	–		70.9	0.9	(10)	77.6	Income taxes payable
Short sale and derivative obligations	57.2	–		57.2	–		57.2	Short sale and derivative obligations
Funds withheld payable to reinsurers	354.9	–		354.9	–		354.9	Funds withheld payable to reinsurers

	1,733.2	–		1,733.2	59.4		1,792.6

					(260.8	)(5)
Insurance contract liabilities(b)	16,680.5	–		16,680.5	(1.1	)(10)	16,418.6	Insurance contract liabilities
Long term debt(c)	2,301.7	–		2,301.7	(0.5	)(10)	2,301.2	Long term debt

	18,982.2	–		18,982.2	(262.4)		18,719.8

Equity(d)								Equity
Common stock	3,058.6	–		3,058.6	–		3,058.6	Common stock
Treasury stock, at cost	(28.7)	–		(28.7)	–		(28.7)	Treasury stock, at cost
					(31.3	)(2)
					150.1	(3)
					747.1	(4)
					(32.8	)(6)
					(6.3	)(7)
					(21.6	)(8)
					1.7	(9)
Retained earnings	3,468.8	–		3,468.8	(6.3	)(10)	4,269.4	Retained earnings
					(150.1	)(3)
Accumulated other comprehensive income	893.1	–		893.1	(747.1	)(4)	(4.1)	Accumulated other comprehensive income

Common shareholders’ equity	7,391.8	–		7,391.8	(96.6)		7,295.2	Common shareholders’ equity
Preferred stock	227.2	–		227.2	–		227.2	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	7,619.0	–		7,619.0	(96.6)		7,522.4	Shareholders’ equity attributable to shareholders of Fairfax
					(1.7	)(2)
					(2.6	)(7)
Non-controlling interests	117.6	–		117.6	0.3	(9)	113.6	Non-controlling interests

Total equity	7,736.6	–		7,736.6	(100.6)		7,636.0	Total equity

	28,452.0	–		28,452.0	(303.6)		28,148.4

     Reclassifications to conform with the company’s IFRS balance sheet presentation

(a)	Other assets include premises and equipment which was disclosed as a separate line under Canadian GAAP;

(b)	Insurance contract liabilities include provisions for claims and unearned premiums which were disclosed as separate line items under Canadian GAAP;

(c)	Long term debt includes holding company borrowings, subsidiary company borrowings and other long term obligations of the holding company which were disclosed as separate lines under Canadian GAAP;

(d)	Presentation of equity for Canadian GAAP reflects the adoption of the Canadian Institute of Chartered Accountants Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests; and,

(e)	Reclassification of income taxes receivable and miscellaneous balances receivable (primarily accrued interest and dividends) to other assets in order to separately present insurance contract receivables.

     Adjustments upon adoption of IFRS

IFRS permits exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS, the company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

          IFRS mandatory exceptions

The company has applied the following mandatory exceptions from retrospective application of IFRS:

Estimates

Hindsight was not used to create or revise estimates. The estimates previously made by the company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies. Estimates under IFRS at January 1, 2010 are consistent with estimates made for that same date under Canadian GAAP.

Hedge accounting

Hedge accounting can only be applied prospectively from the IFRS transition date to transactions that satisfy the hedge accounting criteria in IAS 39 Financial Instruments: Recognition and Measurement. Hedging relationships cannot be designated and the supporting documentation cannot be created retrospectively.

The company’s existing hedge of its net investment in Northbridge under Canadian GAAP complies with IAS 39. No adjustment upon adoption of IFRS was required.

Non-controlling interests

The requirements of IAS 27 Consolidated and Separate Financial Statements were applied prospectively from January 1, 2010 with respect to the attribution of total comprehensive income to the shareholders of the company and to the non-controlling interests, and for transactions involving a change in the level of the company’s ownership in a subsidiary. These requirements were adopted under Canadian GAAP on January 1, 2010, and accordingly no adjustment upon adoption of IFRS was required.

          IFRS optional exemptions

The company has elected to apply the following optional exemptions from full retrospective application of IFRS:

(1) Business combinations
IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the transition date. Full retrospective application of IFRS 3 would require restatement of all business combinations that occurred prior to the transition date.

The company has applied the business combinations exemption in IFRS 1 and as a result has not retrospectively applied IFRS 3 to any business combinations that took place prior to the transition date of January 1, 2010. No changes to assets or liabilities recognized in those business combinations were required as a result of adopting IFRS. Goodwill arising on business combinations prior to the transition date was not adjusted from the carrying value previously determined under Canadian GAAP.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2) Employee benefits
IFRS 1 provides the option to apply IAS 19 Employee Benefits retrospectively for the recognition of actuarial gains and losses, or to recognize all actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all unamortized actuarial gains and losses from its pension and post retirement benefit plans in opening retained earnings as at January 1, 2010, resulting in a decrease in retained earnings, pension assets, investment in associates (CLGL) and non-controlling interests of $31.3, $4.8, $9.8 and $1.7, respectively and an increase in pension and post retirement liabilities and deferred income taxes of $22.3 and $3.9, respectively.

(3) Currency translation differences
Retrospective application of IFRS would require the company to determine cumulative currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 provides the option to recognize all cumulative currency translation gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all cumulative currency translation gains and losses in opening retained earnings as at January 1, 2010, resulting in an increase in retained earnings and a decrease in accumulated other comprehensive income of $150.1.

          Other Measurement Adjustments between Canadian GAAP and IFRS

(4) Adoption of IFRS 9 Financial Instruments: Classification and Measurement
As permitted by the transition rules for first-time adopters of IFRS, the company has early adopted IFRS 9 Financial Instruments: Classification and Measurement effective January 1, 2010. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement for all financial assets. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9 hybrid contracts are measured as a whole at fair value through profit and loss. Equity instruments are measured at FVTPL by default. Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured at FVTPL. Under this standard, the company’s business model requires that its investment portfolio be primarily measured at FVTPL.

The effect of adopting IFRS 9 as at January 1, 2010 is to recognize all unrealized gains and losses in accumulated other comprehensive income resulting in an increase in opening retained earnings and a decrease in accumulated other comprehensive income of $747.1.

(5) Structured settlements
Structured settlements occur when an insurer has settled a claim and purchased an annuity from a life insurance company to cover the payment stream agreed to in the settlement with the claimant. The payments are usually for a set amount over the claimant’s life, or a series of fixed payments for a specified period of time.

Under IFRS, the company accounts for structured settlements by derecognizing the original claims liability and recording any secondary obligation arising as a financial guarantee where: (i) an annuity is purchased and there is an irrevocable direction from the company to the annuity underwriter to make all payments directly to the claimant, (ii) the annuity is non-commutable, non-assignable and non-transferable, the company is not entitled to any annuity payments and there are no rights under the contractual arrangement that would provide any current or future benefit to the company, (iii) the company is released by the claimant to evidence settlement of the claim amount, and (iv) the company remains liable to make payments to the claimant in the event and to the extent the annuity underwriter fails to make payments under the terms and conditions of the annuity and the irrevocable direction given.

Under Canadian GAAP where it was not virtually assured that a secondary obligation did not exist, the company accounted for structured settlements by applying reinsurance accounting whereby the reinsurance recoverable (i.e. the value of the life annuity) and the claim obligation remained on the consolidated balance sheet. The effect of this adjustment decreased recoverable from reinsurers and insurance contract liabilities by $245.7 and $260.8, respectively and increased accounts payable and accrued liabilities by $15.1.

(6)	Derecognition of deferred tax assets
Under IFRS, certain income tax payments related to the transfer of assets between group companies may no longer be deferred on consolidation, as was permitted under Canadian GAAP. Historically the company had recorded prepaid taxes related to intercompany transfers within future income taxes. The effect of this adjustment decreased opening retained earnings and deferred income taxes by $32.8 and $27.0, respectively and increased current taxes payable by $5.8.

(7) Impairment of premises and equipment
Under IFRS, the carrying amount of an asset is reduced to its recoverable amount when the asset’s carrying amount exceeds its recoverable amount which is defined as the higher of value in use or fair value less costs to sell. Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties, less the cost of disposal, and value in use is the present value of the future cash flows expected to be derived from the use of the asset.

Under Canadian GAAP, the carrying amount of an asset was not recoverable when it exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. The impairment loss was then measured as the amount by which the carrying amount exceeded its fair value.

An impairment charge was recorded under IFRS related to certain of Ridley’s manufacturing plants resulting primarily from the use of undiscounted cash flows under Canadian GAAP and discounted cash flows under IFRS in the methodology for assessing impairment. This adjustment reduced premises and equipment, opening retained earnings and non-controlling interests by $12.7, $6.3 and $2.6, respectively and increased deferred income taxes by $3.8.

(8) Pension asset limitation
IFRS limits the measurement of a defined benefit pension plan asset to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognized gains and losses. Based on the statutory minimum funding requirements and expected future service costs of a subsidiary defined benefit pension plan, a pension asset previously recorded under Canadian GAAP no longer qualified for recognition under IFRS. The effect of this adjustment increased deferred income taxes and pension liabilities by $7.4 and $20.5 respectively and decreased pension assets and opening retained earnings by $8.5 and $21.6 respectively.

(9) Employee benefits
IFRS permits only the unvested portion of past service costs (i.e., costs related to prior periods from the introduction of or a change to certain types of employee benefit plans) to be deferred and recognized as an expense on a straight line basis over the average period until the benefits become vested. All vested past service costs are expensed immediately under IFRS, whereas under Canadian GAAP, vested past service costs were generally recognized as an expense over the expected average remaining service period. The effect of recognizing all vested past service costs increased opening retained earnings and non-controlling interests by $1.7 and $0.3, respectively and reduced pension liabilities, pension assets and deferred income taxes by $4.4, $1.1 and $1.3, respectively.

(10) Other
Other adjustments include individually insignificant adjustments that resulted in a decrease in recoverable from reinsurers, common stocks, deferred income taxes, other assets, accounts payable and accrued liabilities, insurance contract liabilities, long term debt and opening retained earnings of $1.8, $1.8, $6.0, $1.4, $0.8, $1.1, $0.5 and $6.3, respectively and increased insurance contract receivables and income taxes payable of $3.2 and $0.9, respectively.

     Future changes under IFRS

The second phase of the IASB’s financial instruments revision will amend the recognition and measurement requirements for impairment of financial assets carried at amortized cost. The IASB issued an Exposure Draft – Financial Instruments: Amortized Cost and Impairment on November 5, 2009 and on January 31, 2011, issued a narrow scope supplementary Exposure Draft – Financial Instruments: Impairment, that addresses certain of the more challenging operational aspects of the initial exposure draft. If this standard is finalized as currently drafted, financial

FAIRFAX FINANCIAL HOLDINGS LIMITED

assets measured at amortized cost would be tested for impairment using an expected credit loss model. Currently, an incurred credit loss model is applied to determine impairment. The final standard is expected to be issued in the second quarter of 2011 with mandatory adoption no earlier than January 1, 2013. With the company’s investment portfolio primarily classified as FVTPL under IFRS 9, the proposed standard is not expected to have a significant impact on the company’s equity.

The third phase of the IASB’s financial instruments revision addresses hedge accounting. The IASB issued an Exposure Draft – Hedge Accounting on December 9, 2010. The proposed model is intended to more closely align hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. Existing hedge accounting under IAS 39 is complex and primarily rules driven; the proposed model is principles based and permits, for instance, hedging of components of non-financial items and the hedging of net positions, two areas that are prohibited under IAS 39. The final standard is expected to be issued in the second quarter of 2011 with mandatory adoption no earlier than January 1, 2013. The proposed hedge accounting model under IFRS 9, as currently drafted, is not expected to have a significant impact on the company’s equity, but may present opportunities for expanded application of hedge accounting in the future.

Another area where the company anticipates that the adoption of IFRS will have a significant impact is accounting for insurance contracts. The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and the final standard is expected to be issued in the second quarter of 2011. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfils the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The effective date of the proposed standard remains to be determined, but will not be earlier than January 1, 2013. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the financial statements.

The IASB (along with the FASB) is also developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to eliminate the distinction between operating and capital leases. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would apply a performance obligation model or a derecognition model depending on whether control and all but a trivial amount of the risks and benefits of the underlying asset are transferred to the lessee. The final standard is expected in the second quarter of 2011, with mandatory adoption expected to be no earlier than January 1, 2013. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of the exposure draft on its lease commitments.

     Other

The company has evaluated its financial information systems and processes and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. Based on IFRS currently in force, management is confident that the company’s internal controls over financial reporting, disclosure controls and procedures, and underlying financial information systems and processes are appropriately designed and properly functioning for an IFRS reporting environment. It is conceivable that new requirements may arise that could necessitate significant revision to the company’s internal controls over financial reporting, disclosure controls and procedures, and financial information systems and processes as a result of the proposed changes for the determination of impairment of financial assets carried at amortized cost and the requirements of the insurance contracts exposure draft. Management continues to concurrently monitor changes to IFRS and the ability of the company’s controls, systems and processes to meet these potential requirements.

The company nears completion of the Execution phase of its conversion plan, building on the detailed analysis and evaluation of the financial information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. The company is completing its pro-forma IFRS financial statement formats and notes. Preliminary quarterly financial information for 2010 on an IFRS basis continues to be prepared after each Canadian GAAP reporting period. At this time the company’s auditors continue their review of the company’s analysis and documentation of identified measurement differences between Canadian GAAP and IFRS, and the company’s 2010 IFRS quarterly information. Management believes that the company continues to track well with its IFRS conversion plan as approved by the Audit Committee.

Critical Accounting Estimates and Judgments

Please refer to note 3 (Critical Accounting Estimates and Judgments) to the consolidated financial statements.

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence

FAIRFAX FINANCIAL HOLDINGS LIMITED

exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Short Form Base Shelf Prospectus dated December 10, 2010 (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year

2010
Revenue	1,804.4	1,811.7	1,681.0	866.6	6,163.7
Net earnings (loss)	289.4	325.2	219.0	(364.6)	469.0
Net earnings (loss) per share	$14.08	$15.55	$10.29	$(18.43)	$21.41
Net earnings (loss) per diluted share	$14.02	$15.49	$10.24	$(18.43)	$21.31
2009
Revenue	1,279.4	1,735.5	2,213.4	1,407.3	6,635.6
Net earnings (loss)	(60.4)	275.4	562.4	79.4	856.8
Net earnings (loss) per share	$(3.55)	$15.65	$31.04	$1.66	$43.99
Net earnings (loss) per diluted share	$(3.55)	$15.56	$30.88	$1.65	$43.75
2008
Revenue	2,370.5	1,243.5	2,162.9	2,048.7	7,825.6
Net earnings	631.8	27.6	467.6	346.8	1,473.8
Net earnings per share	$34.72	$0.84	$25.40	$19.73	$80.38
Net earnings per diluted share	$33.78	$0.84	$25.27	$19.62	$79.53

Operating results at the insurance and reinsurance operations were improving as a result of company efforts, although they have in recent years been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

As at March 4, 2011 Fairfax had 19,706,306 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,455,076 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2010, 2009 and 2008.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)

2010
High	410.32	409.57	425.25	420.97
Low	356.25	362.80	389.00	395.00
Close	381.90	389.88	419.00	408.99
2009
High	404.00	329.99	416.40	417.35
Low	272.38	275.95	281.79	364.00
Close	326.00	292.00	397.73	410.00
2008
High	342.20	340.00	350.00	390.00
Low	255.32	240.01	221.94	303.85
Close	298.90	261.00	341.14	390.00

The table that follows presents the New York Stock Exchange high, low and closing U.S. dollar prices of subordinate voting shares of Fairfax for each quarter of 2009 and 2008.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter(1)
	(US$)

2009
High	328.76	280.49	382.38	377.14
Low	211.01	237.16	241.50	343.00
Close	260.50	249.49	370.73	354.50
2008
High	343.00	336.00	330.00	355.48
Low	258.23	235.70	210.50	241.71
Close	287.10	253.90	328.50	313.41

(1)	On December 10, 2009, Fairfax’s subordinate voting shares were voluntarily delisted from the New York Stock Exchange.